Registration Nos. 333-43682
                                                                       811-08736

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                      Pre-Effective Amendment No. 1 to the

                             REGISTRATION STATEMENT
                                       on
                                    FORM S-6

                For REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                                  ------------

                         THE GUARDIAN SEPARATE ACCOUNT K
                              (Exact Name of Trust)

                                  ------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                               (Name of Depositor)

                   7 Hanover Square, New York, New York 10004
                (Complete Address of Principal Executive Offices)

                                  ------------

                          RICHARD T. POTTER, JR., ESQ.
                 The Guardian Insurance & Annuity Company, Inc.
                                7 Hanover Square
                            New York, New York 10004
                     (Name and address of agent for service)

                                    Copy to:
                                    Kim Smith
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                                  ------------

Variable Whole Life Insurance Policies -- Registration of Indefinite Amount of Securities Pursuant to Rule 24F-2 Under the Investment Company Act of 1940 (Title, amount and proposed maximum offering price of securities being registered)

 Approximate date of proposed public offering: Upon the effective date of this
                             Registration Statement

                                  ------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

N-8B-2 Item                         Heading in Prospectus
-----------                         ---------------------


1,2,3,51(a).....................    Cover Page; Summary
4...............................    Distribution of the policy and other
                                    contractual arrangements
5...............................    Summary
6(a)............................    The variable investment options
6(b)............................    The variable investment options
7...............................    Not Applicable
8...............................    Financial Statements of the Guardian
                                    Separate Account K
9...............................    Legal proceedings
10(a),(b).......................    Partial withdrawals; your right to cancel
                                    your policy; Surrendering your policy
10(d)...........................    Exchanging a policy; Transfers between the
                                    investment options; Dollar cost averaging
                                    transfer option; Decreasing the face amount
10(e)...........................    Premiums (Default; Grace period;
                                    Reinstating your policy)
10(f)...........................    Voting rights
10(g),(h).......................    Rights Reserved by GIAC
10(i),44(a),51(g)...............    Premiums; Benefits and policy values; Policy
                                    proceeds
11..............................    The variable investment options
12..............................    The variable investment options
13(a),(b),(c),51(g).............    Premiums, deductions and charges
13(d),(g).......................    Not Applicable
13(e),(f).......................    Deductions and charges; Distribution of the
                                    policy and other contractual arrangements
14..............................    Issuing the policy
15..............................    Premiums (How your premiums are allocated;
                                    Crediting payments)
16..............................    Premiums (How your premiums are allocated;
                                    Transfers between the investment options);
                                    Dollar cost averaging transfer option;
                                    Policy loans
17..............................    Surrendering your policy; Partial
                                    withdrawals; Your right to cancel your
                                    policy; Policy proceeds
18..............................    The variable investment options
19..............................    Communications we'll send you
20..............................    Not Applicable
21(a),(b).......................    Policy Loans; Premiums (Automatic Premium
                                    Loan); Policy proceeds
21(c),22,23.....................    Not Applicable
24..............................    Policy Value Options; Payment options;
                                    Limits to GIAC's right to challenge a
                                    policy; Other information
25,27,29,48.....................    Summary
26..............................    Not Applicable
28..............................    GIAC's management
30,31,32,33,34,35,36,37.........    Not Applicable
38,39,41(a).....................    Distribution of the policy and other
                                    contractual arrangements
40..............................    The variable investment options (The funds'
                                    investment advisers)
41(b),(c),42,43.................    Not Applicable
44(a)...........................    Premiums; Benefits and Policy Values
44(b)...........................    Exhibits
44(c)...........................    Premiums
45..............................    Not Applicable
46(a),47........................    Benefits and policy values (Amounts in the
                                    Separate Account; Net investment factor);
                                    Policy Proceeds
46(b)...........................    Not Applicable
49,50...........................    Not Applicable
51(b)...........................    Cover Page
51(c),(d).......................    Death benefit options; Deductions and
                                    charges; (Cost of Insurance Charge;)
                                    (Deductions from the Separate Account)
51(e),(f).......................    The Policyowner; The Beneficiary
51(h),(i),(j)...................    Not Applicable
52(a),(c).......................    Rights Reserved by GIAC
52(b),(d).......................    Not Applicable
53(a)...........................    GIAC's taxes
53(b),54,55,56,57,58............    Not Applicable
59..............................    Financial Statements of the Guardian
                                    Separate Account K

December _, 2000

PROSPECTUS FOR PARK AVENUE LIFE -
MILLENNIUM SERIES

Park Avenue Life - Millennium Series is a variable whole life insurance policy with modified scheduled premiums. It provides lifetime insurance protection with a guaranteed minimum death benefit until the policy anniversary nearest the insured's 100th birthday that at least equals the face amount if policy premiums are paid when due or skipped under the Premium Skip Option, no partial withdrawals are made and there is no policy debt.

--------------------------------------------------------------------------------

The minimum death benefit may grow under certain circumstances. Premiums are guaranteed for 10 years, or until the policy anniversary nearest the insured's 75th birthday if this is later. It offers you flexibility in deciding how your premiums are invested, but you bear the risk of investment losses for any premiums or cash values allocated to the variable investment options. A prospective purchaser should evaluate the need for life insurance and the policy's long term investment potential before buying a policy. In addition, it may not be advantageous to replace existing life insurance coverage by purchasing a Park Avenue Life policy. Your policy has the potential to generate an increased cash value, while deferring your taxes on this growth. However, no cash value is guaranteed, and you must make premium payments to keep the policy in force. Variable life insurance is not a short-term investment. The policy is issued by The Guardian Insurance & Annuity Company, Inc. (GIAC), a wholly-owned subsidiary of The Guardian Life Insurance Company of America (Guardian Life) through its Separate Account K (Separate Account). Our offices are located at 7 Hanover Square, Mail Station 215-B, New York, New York 10004.

This prospectus sets forth information that you should know about the policy before investing, and you should retain it for future reference. It must be accompanied by the current prospectuses for:

o     The Guardian Variable Contract Funds, Inc.
      -     The Guardian Stock Fund
      -     The Guardian VC 500 Index Fund
      -     The Guardian VC Asset Allocation Fund
      -     The Guardian VC High Yield Bond Fund

o     The Guardian Bond Fund, Inc.

o     The Guardian Cash Fund, Inc.

o     GIAC Funds, Inc.
      -     Baillie Gifford International Fund
      -     Baillie Gifford Emerging Markets Fund
      -     The Guardian Small Cap Stock Fund

o     AIM Variable Insurance Funds, Inc.
      -     AIM V.I. Capital Appreciation Fund
      -     AIM V.I. Global Utilities Fund
      -     AIM V.I. Value Fund

o     Davis Variable Account Fund, Inc.
      -     Davis Financial Portfolio
      -     Davis Real Estate Portfolio
      -     Davis Value Portfolio


o     Fidelity Variable Insurance Products Fund (Service Class 2)
      -     Fidelity VIP II Contrafund(R) Portfolio
      -     Fidelity VIP Equity-Income Portfolio
      -     Fidelity VIP III Growth Opportunities Portfolio
      -     Fidelity VIP III Mid Cap Portfolio


o     Gabelli Capital Series Funds, Inc.
      -     Gabelli Capital Asset Fund


o     Janus Aspen Series (Service Shares)
      -     Janus Aspen Aggressive Growth Portfolio
      -     Janus Aspen Capital Appreciation Portfolio
      -     Janus Aspen Growth Portfolio
      -     Janus Aspen Worldwide Growth Portfolio


o     MFS(R) Variable Insurance Trust(SM)
      -     MFS Emerging Growth Series
      -     MFS Growth With Income Series
      -     MFS New Discovery Series
      -     MFS Research Series
      -     MFS Total Return Series

o     Value Line Strategic Asset Management Trust

o     Value Line Centurion Fund

All funds may not be available in your state. Ask your registered representative for further information about availability.

These funds correspond to the policy's variable investment options. You can also allocate premiums to a fixed-rate option. Special limits apply to transfers out of the fixed-rate option.

--------------------------------------------------------------------------------

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policy is not a deposit or obligation of or guaranteed or endorsed by, any bank or depository institution, is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONTENTS
--------------------------------------------------------------------------------

Summary ..................................................................     1

About the Park Avenue Life Policy ........................................    13
-  Issuing the policy ....................................................    13
-  The Policyowner .......................................................    14
-  The Beneficiary .......................................................    14

Benefits and policy values ...............................................    15
-  Death benefit options .................................................    15
-  Minimum death benefit .................................................    16
-  The variable insurance amount .........................................    16
-  Adjustable renewable term rider .......................................    17
-  Changing your death benefit option ....................................    18
-  Paying the death benefit ..............................................    19
-  Policy values .........................................................    19

Premiums, deductions and charges .........................................    22
-  Premiums ..............................................................    22
-  Deductions and charges ................................................    31

Your allocation options ..................................................    40
-  The variable investment options .......................................    40
-  The fixed-rate option .................................................    48

Special features of your policy ..........................................    49
-  Policy loans ..........................................................    49
-  Decreasing the face amount ............................................    51
-  Partial withdrawals ...................................................    52
-  Surrendering your policy ..............................................    54
-  Transfers between the investment options ..............................    55
-  Transfers from the fixed-rate option ..................................    55
-  Dollar cost averaging transfer option .................................    56
-  Policy proceeds .......................................................    57
-  Policy value options ..................................................    58
-  Exchanging a policy ...................................................    61
-  Payment options .......................................................    62

Tax considerations .......................................................    64
-  Tax status of the policy ..............................................    64
-  Treatment of policy proceeds ..........................................    65
-  Exchanges .............................................................    66
-  Policy changes ........................................................    66
-  Estate and generation skipping transfer taxes .........................    67
-  Other tax consequences ................................................    67

-  Possible tax law changes ..............................................    68
-  GIAC's taxes ..........................................................    68
-  Income tax withholding ................................................    68

Rights and responsibilities ..............................................    69
-  Assigning the rights to your policy ...................................    69
-  Voting rights .........................................................    69
-  Limits to GIAC's right to challenge a policy ..........................    70
-  Rights reserved by GIAC ...............................................    71
-  Your right to cancel your policy ......................................    72

Other information ........................................................    73
-  Distribution of the policy and other contractual arrangements .........    73
-  Communications we'll send you .........................................    74
-  Special provisions for group or sponsored arrangements ................    74
-  Legal considerations for employers ....................................    75
-  Advertising practices .................................................    75
-  Legal proceedings .....................................................    76


-  Registration statement ................................................    76


-  Financial statements ..................................................    77
-  Financial and actuarial experts .......................................    77
-  GIAC's management .....................................................    78

Special terms used in this prospectus ....................................    80

Financial Statements of The Guardian Separate Account K ..................    84

Consolidated Financial Statements of  The Guardian Insurance &
Annuity Company, Inc .....................................................    96


Appendices A to E ........................................................   136


--------------------------------------------------------------------------------

The Park Avenue Life policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC.

--------------------------------------------------------------------------------

                       This page intentionally left blank

--------------------------------------------------------------------------------
SUMMARY
--------------------------------------------------------------------------------

THIS SUMMARY outlines the principal features of your Park Avenue Life variable life insurance policy. It is qualified by the detailed explanation which follows and the terms of your Park Avenue Life policy. We deliver this prospectus with a copy of the prospectuses for each of the mutual funds corresponding to the variable investment options in which you may invest your Park Avenue Life premiums.

      Please read this prospectus and the fund prospectuses carefully before investing.

Terms we've used
--------------------------------------------------------------------------------

In this document, we, us, and our refer to The Guardian Insurance & Annuity Company, Inc., and you and your refer to the policyowner. You can find definitions of special terms used in this prospectus at the end of this document. We've used italic script to highlight these terms the first time they appear in the text.

--------------------------------------------------------------------------------

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide two important benefits:

o     a death benefit that is not taxable to your beneficiary, and

o     a cash value that can grow, with taxes on the growth being deferred.

You allocate your net premium payments (the amount that remains after we deduct premium charges from your basic scheduled premium) and cash value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That's why it's called variable life insurance.

If the investment options that you choose perform well, the cash value of your policy will increase, and the death benefit may also increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your policy has no guaranteed cash value.

WHO CAN BUY A PARK AVENUE LIFE POLICY?

You can buy a Park Avenue Life policy if:

o     you live in a state or jurisdiction where we offer the policy, and

o the person being insured is under age 80 and meets our insurance requirements.

If you already own a fixed-benefit insurance policy from us or our parent company, Guardian Life, you may be able to buy a Park Avenue Life policy without meeting our insurance requirements by exchanging your present policy. You may also convert it to a Park Avenue Life policy if your fixed-benefit policy includes the appropriate riders. In this case you may have to meet minimal insurance requirements.


                                                                  --------------
SUMMARY                                                           PROSPECTUS   1
                                                                  --------------

Consult your legal or tax adviser about the consequences of exchanging your existing policy for a Park Avenue Life policy. See the sections in this prospectus called Deductions and charges, Tax considerations, and Special provisions for group or sponsored arrangements.

WHAT DEDUCTIONS AND CHARGES DO YOU HAVE TO PAY?


There are various deductions and charges associated with maintaining your Park Avenue Life policy. These deductions and charges help defray certain costs associated with the policies as described in Deductions and charges. Each of these charges is outlined below and in detail in Deductions and charges. Some of these charges can vary, depending on certain circumstances, and there may be a guaranteed or maximum charge, and a current charge. The guaranteed or maximum charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the maximum charge. Where the law requires, we will tell you if we increase these charges.


Charges deducted from your policy premiums and unscheduled payments

Policy premium assessments: These are ratings charges and rider premiums which have been added to your basic scheduled premium to form your policy premium. We deduct this amount from each policy premium payment.

Premium charge: During each of the first 12 policy years after issue, a charge of 8% is deducted from each premium you pay until you have paid one basic scheduled premium in a policy year, and 4% is deducted from premiums paid in excess of the basic scheduled premium. After the 12th year, this charge drops to 4% for premiums paid in a policy year, until you have paid one basic scheduled premium, and no charge for premiums paid in excess of one basic scheduled premium.

Monthly deductions

We deduct these charges from your policy account value on the same date each month. The monthly deductions are as follows:

Policy charge: At the beginning of each policy month, we will deduct an administrative charge of $7.50.

Administration charge: For the first 12 years of your policy, we deduct a monthly administration charge based on the insured's age, sex, face amount and underwriting class.

Guaranteed insurance amount charge: At the beginning of each month, we will deduct a charge of $0.01 per $1,000 of your policy's face amount.


Mortality and expense risk charge: Through the twelfth policy anniversary, we will deduct a monthly charge at a current annual rate of 0.60% of



--------------
2   PROSPECTUS                                                           SUMMARY
--------------
the policy account value in the variable investment options. Starting in the thirteenth policy year, we will deduct a monthly charge at a current annual rate of 0.40% of the policy account value in the variable investment options, up to the account value breakpoint, and 0.20% on the amount in excess of the account value breakpoint. This charge is based on the policy account value in the variable investment options and is guaranteed never to exceed the current rates stated below plus 0.25%. See Charges and deductions (Mortality and expense risk charge).


Cost of insurance charge: We base this charge on our current cost of insurance rates for the insured, depending on his or her age, policy duration, sex, premium class and face amount (including the amount of any term rider coverage). The maximum that we can charge for each $1,000 of the net amount at risk (the difference between your policy account value and your policy's death benefit) is set out in your policy.

After the anniversary closest to the insured's 100th birthday, we no longer collect these monthly deductions.

Transaction deductions

We deduct these charges from the policy account value when you ask us to do certain transactions. The charges are as follows:

Surrender charge: This charge applies if you surrender your policy or let it lapse during the first 9 policy years. This charge is a flat rate for every $1,000 that your policy would pay at death or maturity, and is outlined in your policy. It decreases to zero after 9 years, and varies depending on the insured's age when the policy was issued, sex and premium class.

Premium Skip Option deduction: If you skip a premium under our Premium Skip Option, we will deduct from the unloaned policy account value an amount equal to your policy premium assessments multiplied by [1 minus the applicable premium charge for the current policy year].

Transfer charge: After you make twelve transfers of policy account value among the allocation options within a policy year, we may charge you $25 for each additional transfer. We don't currently impose this charge.

Deductions associated with the Separate Account

We have the right to charge the Separate Account to cover any taxes that are applicable to the Separate Account or the policies. We don't currently impose this charge.

Deductions associated with the mutual funds


Daily deductions are made from the value of the mutual funds in which you invest through the Separate Account, to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. The fees and expenses vary for each mutual fund and are described in the table below and in more detail in the fund prospectuses.



                                                                  --------------
SUMMARY                                                           PROSPECTUS   3
                                                                  --------------

Fees and expenses for mutual funds

                                                                                           Other               Total
                                                                                        expenses            expenses
                                                                                      (after any          (after any
                                                                              applicable waivers  applicable waivers
                                                      Advisory  Distribution         and expense         and expense
Fund name                                                  fee   (12b-1) Fee     reimbursements)     reimbursements)
--------------------------------------------------------------------------------------------------------------------
Guardian Stock Fund                                      0.50%          None               0.02%               0.52%
--------------------------------------------------------------------------------------------------------------------
Guardian Small Cap Stock Fund                            0.75%          None               0.08%               0.83%
--------------------------------------------------------------------------------------------------------------------
Guardian Cash Fund                                       0.50%          None               0.03%               0.53%
--------------------------------------------------------------------------------------------------------------------
Guardian Bond Fund(1)                                    0.50%          None               0.07%               0.57%
--------------------------------------------------------------------------------------------------------------------
Guardian VC 500 Index Fund(1)                            0.25%          None               0.03%               0.28%
--------------------------------------------------------------------------------------------------------------------
Guardian VCAsset Allocation Fund                         0.50%          None               0.48%               0.98%
--------------------------------------------------------------------------------------------------------------------
Guardian VC High Yield Bond Fund(1)                      0.60%          None               0.54%               1.14%
--------------------------------------------------------------------------------------------------------------------
Baillie Gifford International Fund                       0.80%          None               0.16%               0.96%
--------------------------------------------------------------------------------------------------------------------
Baillie Gifford Emerging Markets Fund                    1.00%          None               0.44%               1.44%
--------------------------------------------------------------------------------------------------------------------
Value Line Centurion Fund(1)                             0.50%          None               0.09%               0.59%
--------------------------------------------------------------------------------------------------------------------
Value Line Strategic Asset
Management Trust(1)                                      0.50%          None               0.08%               0.58%
--------------------------------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund                               1.00%          None               0.08%               1.08%
--------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series(1)                            0.75%          None               0.09%               0.84%
--------------------------------------------------------------------------------------------------------------------
MFS Total Return Series(1)                               0.75%          None               0.15%               0.90%
--------------------------------------------------------------------------------------------------------------------
MFS Growth With Income Series                            0.75%          None               0.13%               0.88%
--------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series(1)                              0.90%          None               0.27%               1.17%
--------------------------------------------------------------------------------------------------------------------
MFS Research Series(1)                                   0.75%          None               0.11%               0.86%
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                       0.62%          None               0.11%               0.73%
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Global Utilities Fund                           0.65%          None               0.49%               1.14%
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                      0.61%          None               0.15%               0.76%
--------------------------------------------------------------------------------------------------------------------
Davis Financial Portfolio(1)                             0.75%          None               0.25%               1.00%
--------------------------------------------------------------------------------------------------------------------
Davis Real Estate Portfolio(1)                           0.75%          None               0.25%               1.00%
--------------------------------------------------------------------------------------------------------------------
Davis Value Portfolio(1)                                 0.75%          None               0.25%               1.00%
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities
Portfolio (Service Class 2)(1)                           0.58%         0.25%               0.13%               0.96%
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income
Portfolio (Service Class 2)(1)                           0.48%         0.25%               0.10%               0.83%
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP III
Mid Cap Portfolio (Service Class 2)(1)                   0.57%         0.25%               0.43%               1.25%
--------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund
Portfolio (Service Class 2)(1)                           0.58%         0.25%               0.12%               0.95%
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive
Growth Portfolio (Service Shares)(1)                     0.65%         0.25%               0.02%               0.92%
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Capital Appreciation
Portfolio (Service Shares)(1)                            0.65%         0.25%               0.04%               0.94%
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio(Service Shares)(1)          0.65%         0.25%               0.02%               0.92%
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth
Portfolio (Service Shares)(1)                            0.65%         0.25%               0.05%               0.95%
--------------------------------------------------------------------------------------------------------------------

(1) See Notes to fees and expense table



--------------
4   PROSPECTUS                                                           SUMMARY
--------------

Notes to fees and expense table

These percentages reflect the actual fees and expenses incurred by each Fund during the year ended December 31, 1999 except for the Janus Funds and Fidelity Portfolios, whose expenses are estimated for the year ending December 31, 2000, and Guardian VC 500 Index Fund whose expenses are restated as described below.

The Guardian Bond Fund, Inc. Expenses include interest expense. If interest expense were not included, total expenses would be 0.55%.

The Guardian VC 500 Index Fund. Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for the Fund. Expenses for the year ended December 31, 1999 were 0.29% after applicable waivers and expense reimbursements, and 0.36% before applicable waivers and expense reimbursements.

The Guardian VC High Yield Bond Fund. Expenses have not been reduced to include the effects of custody credits received by the Fund. If these credits were included, total expenses would have been 0.99%.

Value Line Strategic Asset Management Trust and Value Line Centurion Fund. Total expenses have been grossed up to include custody credit arrangements. However, the credit received does not affect the funds' total expenses. The operational expenses reflect expense reimbursements paid by the Funds to Guardian for certain administrative and shareholder servicing expenses that Guardian incurs on their behalf. For the year ended December 31, 1999, Value Line Strategic Asset Management Trust incurred expenses of $925,843 and Value Line Centurion Fund incurred expenses of $598,640 in connection with such services.

MFS Emerging Growth Series, MFS Total Return Series, MFS New Discovery Series, MFS Research Series. All of the MFS funds have expense offset arrangements which reduce their custodian fees based upon the amount of cash maintained by each fund with its custodian. The "Total expenses" in the table do not take into account this expense reduction and are therefore higher than the actual expenses of each fund.

The expenses shown for MFS New Discovery Series reflect an agreement by the Fund's adviser to bear expenses, subject to reimbursement by the Fund, such that the Fund's "Other expenses" will not exceed 0.25% of the Fund's average daily net assets during 1999. Reimbursement by the Fund will be accomplished by the payment of an expense reimbursement fee by the Fund to the adviser, subject to the maximum 0.25% described above. Effective May 1, 2000, the adviser has contractually agreed, subject to reimbursement, to bear expenses for the New Discovery Series such



                                                                  --------------
SUMMARY                                                           PROSPECTUS   5
                                                                  --------------
that the New Discovery Series' "Other expenses" (after taking into effect expense offset arrangements referred to above) will not exceed 0.15%. This arrangement will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the Series.

Davis Value Portfolio, Davis Financial Portfolio and Davis Real Estate Portfolio. Had the adviser not absorbed certain expenses, the ratio of expenses to average net assets would have been 2.29%, 4.24%, and 11.70% for Davis Value Portfolio, Davis Financial Portfolio and Davis Real Estate Portfolio, respectively.

Fidelity VIP III Growth Opportunities Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP III Mid Cap Portfolio, and Fidelity VIP II Contrafund Portfolio. Service Class 2 share expenses are based on estimated expenses for the first year and are without reimbursement. Service Class 2 has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Service Class 2 currently pays Fidelity Distributors Corporation a 12b-1 fee at an annual rate of 0.25% of its average net assets throughout the month.

Janus Aspen Aggressive Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Growth Portfolio, and Janus Aspen Worldwide Growth Portfolio. Expenses are based on the estimated expenses that the new service shares class of each portfolio expects to incur in its initial fiscal year. Under a distribution and service plan adopted in accordance with Rule 12b-1 under the 1940 Act, Service Shares may pay Janus Distributors, Inc. a fee at an annual rate of up to 0.25% of the average daily assets of the shares of a Portfolio.

We have also entered into agreements with certain fund advisers under which we will be reimbursed for certain administrative, distribution or other expenses that we incur as a result of offering certain funds, including the MFS, AIM, Davis, Fidelity and Janus funds, to our policyowners. The amount of compensation may be based on assets of the fund attributable to policies we issue and may vary from adviser to adviser.


--------------
6   PROSPECTUS                                                           SUMMARY
--------------

WHAT ARE THE BENEFITS UNDER YOUR POLICY?

There are two types of insurance benefits available through this policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the policy when we receive proof that the insured has died while the policy was in force. Rider benefits offer special optional coverage in addition to the death benefit. The rider benefits you choose will determine the additional amount, if any, that's paid to the beneficiary.

Benefits
--------------------------------------------------------------------------------

There are two types of insurance benefits available through this policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the policy when we receive proof that the insured has died while the policy was in force. Rider benefits offer special optional coverage in addition to the death benefit.

Death benefits

You have a choice of two death benefit options with this policy:

o under Option 1, the death benefit will at least equal your policy's face amount when the insured dies, or

o under Option 2, the death benefit is a variable amount that may grow beyond the face amount if your policy account value increases and exceeds your policy's benchmark value shown in your policy. The benchmark value is a measure we use to assess the adequacy of the funding in your policy over time. For an explanation see Special terms used in this prospectus. Under this option the death benefit will also at least equal your policy's face amount.


You may choose either of these options until the policy anniversary (the anniversary each year of the date your policy was effective) closest to the insured's 100th birthday. On or after this date, the death benefit will be the policy account value.


You can change your policy's death benefit option once in a policy year, after your policy has been in force for one year, and as long as the insured is still living. If you are changing from Option 1 to Option 2, you will need to prove that the insured meets our insurance requirements. For more information see Death benefit options.

Rider benefits

Riders are a way to add to the coverage offered by your policy. The following riders are offered under this policy. They are subject to GIAC's insurance and policy issuing requirements, and all may not be available in all states:


o     adjustable renewable term insurance


o     waiver of premium


o     combined waiver of premium


o     accidental death benefit

o     guaranteed purchase option

o     simplified insurability option


o     select security rider

o     exchange of insureds rider.



                                                                  --------------
SUMMARY                                                           PROSPECTUS   7
                                                                  --------------

Premiums for any rider benefits you buy will be included in your policy premiums, but are not allocated to the variable investment or fixed-rate options. Riders have no cash value.

HOW MUCH DO WE PAY OUT  IF THE INSURED DIES?

The amount we pay when the insured dies is:

o the proceeds of the death benefit option in place at the time of the insured's death, minus


o the amount of any partial withdrawals since the monthly date immediately preceding the date of death, minus


o any outstanding policy loans, plus accrued interest, and any policy premiums that are due, plus

o     the extra insurance provided by any riders included in your policy, plus


o any policy premium assessments that you have paid after the policy month in which the insured dies.


We pay these benefits in a lump sum, or under one of the options described in Payment options.

HOW MUCH DO YOU HAVE TO PAY IN PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your Park Avenue Life policy, which together form your policy premium. They are:


o the basic scheduled premium, which you must pay each year in exchange for life insurance coverage. This basic scheduled premium is based on your policy's face amount, the insured's age and premium class. It's also based on the insured's sex except where gender-neutral rates are required by law.


o Your basic scheduled premium will not increase during the guaranteed premium period. It may decrease however, if you reduce the face amount. After the guaranteed premium period, we will review your policy each year to determine if your basic scheduled premium should change. If we do change your basic scheduled premium, it will never be higher than the maximum basic scheduled premium shown in your policy. Nor will it be lower than the basic scheduled premium during your policy's guaranteed premium period, unless you reduce the face amount. See Basic scheduled premiums.


--------------
8   PROSPECTUS                                                           SUMMARY
--------------

o rating charges, which are added to your basic scheduled premium if the insured doesn't meet our insurance requirements for standard insurance when we issue your policy,

o rider premiums for any additional coverage you have added to your policy through a rider.

Paying premiums
--------------------------------------------------------------------------------

After you pay the first policy premium, you must pay further policy premiums once a year. You can, however, ask to pay them semi-annually, quarterly or monthly through an automatic payment plan, or at any other interval that we agree to. Within limits, you may also make unscheduled payments to your policy at any time.

Rating charges and rider premiums are policy premium assessments. They are not invested in the variable or fixed-rate allocation options, and do not add to the cash value of your policy.

After you pay the first policy premium, you must pay further policy premiums once a year. You can, however, ask to pay them semi-annually, quarterly or monthly through an automatic payment plan, or at any other interval that we agree to. Within limits, you may also make unscheduled payments to your policy at any time.


If you are eligible for and choose the Premium Skip Option you may, after the first policy year and under certain circumstances, "skip" paying one or more annual premiums without causing the policy to lapse or reducing the face amount. You may also pay your premiums by taking out a loan through our Automatic Premium Loan feature.


Choosing the Premium Skip Option or the Automatic Premium Loan Feature can adversely affect the overall value of your policy, but won't reduce your guaranteed death benefit or cause your policy to lapse. See Could my policy lapse?

WHAT ARE YOUR ALLOCATION OPTIONS?


You choose where your net premiums are invested. There are a number of variable investment options and a fixed-rate option. Your net premiums may be allocated to a maximum of seven allocation options at one time, including the fixed-rate option.


Each variable investment option invests in a series of a mutual fund.
The value of these options, and your policy account value in them, will vary depending on the performance of the mutual funds corresponding to the options you choose. There is no minimum guaranteed policy account value for the amounts allocated to the variable investment options.


                                                                  --------------
SUMMARY                                                           PROSPECTUS   9
                                                                  --------------

Allocation options
--------------------------------------------------------------------------------


You choose where your net premiums are invested. There are a number of variable investment options and a fixed-rate option. Your net premiums may be allocated to a maximum of seven allocation options at one time, including the fixed-rate option.


The mutual funds that are currently available through the variable investment options are:


o     The Guardian Variable Contract Funds, Inc.
      -     The Guardian Stock Fund
      -     The Guardian VC 500 Index Fund
      -     The Guardian VC Asset Allocation Fund
      -     The Guardian VC High Yield Bond Fund
o     The Guardian Bond Fund, Inc.
o     The Guardian Cash Fund, Inc.
o     GIAC Funds, Inc.
      -     Baillie Gifford International Fund
      -     Baillie Gifford Emerging Markets Fund
      -     The Guardian Small Cap Stock Fund
o     AIM Variable Insurance Funds, Inc.
      -     AIM V.I. Capital Appreciation Fund
      -     AIM V.I. Global Utilities Fund
      -     AIM V.I. Value Fund
o     Davis Variable Account Fund, Inc.
      -     Davis Financial Portfolio
      -     Davis Real Estate Portfolio
      -     Davis Value Portfolio
o     Fidelity Variable Insurance Products Fund
      -     Fidelity VIP II Contrafund(R) Portfolio
      -     Fidelity VIP Equity-Income Portfolio
      -     Fidelity VIP III Growth Opportunities Portfolio
      -     Fidelity VIP III Mid Cap Portfolio
o     Gabelli Capital Series Funds, Inc.
      -     Gabelli Capital Asset Fund
o     Janus Aspen Series
      -     Janus Aspen Aggressive Growth Portfolio
      -     Janus Aspen Capital Appreciation Portfolio
      -     Janus Aspen Growth Portfolio
      -     Janus Aspen Worldwide Growth Portfolio
o     MFS(R) Variable Insurance Trust(SM)
      -    MFS Emerging Growth Series
      -    MFS Growth With Income Series
      -    MFS New Discovery Series
      -    MFS Research Series
      -    MFS Total Return Series
o     Value Line Strategic Asset Management Trust
o     Value Line Centurion Fund


You will find the investment objectives, policies, risks, fees and expenses for each of these funds listed in the accompanying prospectus for that fund. You should read the corresponding fund prospectus carefully before investing in any variable investment option. For a summary of this information see The variable investment options.


The fixed-rate option earns a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 4%. GIAC sets the rate of interest for the fixed-rate option and guarantees your principal and interest under this option. See The fixed-rate option.



--------------
10  PROSPECTUS                                                           SUMMARY
--------------

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?


Provided the money in your policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time. You may choose up to seven allocation options at any time. We limit transfers out of the fixed-rate option. See The fixed-rate option.


Withdrawing money
--------------------------------------------------------------------------------


After your policy has been in force for one year, you may, within limits, make partial withdrawals of your policy's unloaned cash surrender value. You may also borrow up to 90% of your policy's cash surrender value. You may at any time surrender your policy for the net cash surrender value.


DO YOU HAVE ACCESS TO THE MONEY YOU'VE INVESTED IN YOUR POLICY?


After your policy has been in force for one year, you may, within limits, make partial withdrawals of your policy's unloaned cash surrender value. The unloaned cash surrender value is your policy account value minus any surrender charges and policy debt. Policy debt is made up of all unpaid policy loans, plus the accumulated and unpaid interest on those loans.

You may also borrow up to 90% of your policy's cash surrender value. The cash surrender value is the policy account value minus any surrender charges. We will charge you an annual interest rate of 5%, calculated daily, on all outstanding loans that you have taken against your policy. This rate will decrease to 4.5% after your policy's 20th anniversary.

You may at any time surrender your policy for the net cash surrender value. The net cash surrender value is your policy account value minus any surrender charges and policy debt, plus any amounts paid as policy premium assessments beyond the next monthly date. After you surrender your policy, you no longer have insurance coverage and your policy cannot be reinstated.


Tax on increases
--------------------------------------------------------------------------------


Increases in the value of your policy should not be taxed unless you make a withdrawal (or, in some cases, take a loan) or surrender your policy before the insured dies.


HOW IS YOUR POLICY AFFECTED BY TAXES?

Increases in the value of your policy and the death benefit

We believe that it is reasonable to conclude that your Park Avenue Life policy will receive the tax benefits generally associated with life insurance contracts under existing federal tax laws. This means that increases in the value of your policy should not be taxed unless you make a withdrawal (or, in some cases, take a loan) or surrender your policy before the insured dies. Partial withdrawals, surrenders and policy loans all result in money being taken out of your policy before the insured dies. We believe that the money the beneficiary receives when the insured dies generally should not be subject to federal income tax, but may be subject to federal estate taxes or generation skipping transfer taxes. See Tax Considerations.


                                                                  --------------
SUMMARY                                                           PROSPECTUS  11
                                                                  --------------

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the face amount of the policy

After your policy has been in force for one year, you may request a decrease in the face amount. The decrease must be at least $5,000, and the insured must be alive when we receive your request. The new face amount cannot be lower than GIAC's current minimum face amount.

Exchanging your Park Avenue Life policy for a fixed-benefit life insurance policy

You may exchange all or a portion of your Park Avenue Life policy for a level premium fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates prior to the later of the second policy anniversary or the policy anniversary nearest the insured's 70th birthday. If you do this, you don't have to prove that the person being insured meets our insurance requirements for issuing a policy. Depending on the amount applied to the new policy, there may be a credit or a cost to be paid. See Special features of your policy.

Canceling your policy after it has been issued

You may cancel your policy by returning it with a written cancellation notice to either our executive office or the agent from whom you bought the policy. You must do this within:

o     10 days after you receive your policy, or

o 45 days after you sign Part 1 of the completed application for your policy.

Longer periods may apply in some states. Once we receive your notice, we will refund all of the premiums you paid, and your policy will be considered void from the beginning. See Your right to cancel your policy.

Could your policy lapse?
--------------------------------------------------------------------------------

Your policy may lapse if you don't pay a policy premium within 31 days of the due date or if you have excess policy debt.

COULD YOUR POLICY LAPSE?

Your policy may lapse if you don't pay a policy premium within 31 days of the due date or if you have excess policy debt. You must pay policy premiums in cash by the due date, unless you qualify and have signed up for your policy's Premium Skip Option or Automatic Premium Loan feature. We will tell you that you must make a loan repayment if the amount that you owe us becomes greater than your cash surrender value.

We will tell you if your policy is in danger of lapsing, and will keep your policy in force if we receive the required payment when requested. If your policy does lapse, we can continue your coverage for a limited time, or for a reduced amount, under one of the policy value options.

If your policy has lapsed and it has not been surrendered for its cash value, you may have up to five years to reinstate it. See Premiums (Premium Skip Option, Automatic Premium Loan, Grace Period and Reinstating your policy) and Policy value options.


--------------
12  PROSPECTUS                                                           SUMMARY
--------------

HOW CAN YOU COMMUNICATE WITH US?

We cannot act on any request (except for proper telephone transfer requests) unless it is received in writing at our customer service office, in a form acceptable to us. Your request must include:

o     your policy number

o     the full name of all policyowners

o     the full name of the insured, and

o     your current address.

Our address for regular mail is:

     The Guardian Insurance & Annuity Company, Inc.
     7 Hanover Square
     Mail Station 215-B
     New York, New York 10004

Our address for registered, certified or express mail is:

     The Guardian Insurance & Annuity Company, Inc.
     215 Park Avenue South
     18th floor
     New York, New York 10003

If you need information on the value of your policy, you may call us at 1-800-935-4128 between 9 a.m. and 4 p.m. New York time.

WHO ISSUES YOUR PARK AVENUE LIFE POLICY?

Your Park Avenue Life policy is issued, through its Separate Account K, by The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance in all 50 states of the United States of America and the District of Columbia. As of December 31, 1999, our total assets (GAAP basis) exceeded $12 billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian
Life). The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, New York 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody's Investors Service, Inc., Standard & Poor's Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time and only reflect GIAC's ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Park Avenue Life policies, and does not guarantee the benefits provided by the policy.


                                                                  --------------
SUMMARY                                                           PROSPECTUS  13
                                                                  --------------

The Park Avenue Life diagram(1)

--------------------------------------------------------------------------------

-----------------------------                  Less
   POLICY PREMIUMS                        ------------> Policy premium
-----------------------------                            assessments:
                                                        o Rider premiums
                                                        o Rating charges
-----------------------------                  Less
 UNSECHEDULED PAYMENTS                    ------------> Premium charge
-----------------------------
          |
          |
          V
-----------------------------
POLICY ACCOUNT VALUE
-----------------------------

-----------------------------
THE SEPARATE ACCOUNT
-----------------------------

-------------------------------------------
THE MUTUAL FUNDS                               Less
(including any investment                 ------------->  Advisory fees and
return):                                                  other expenses

Guardian Investor Services Corporation
The Guardian Stock Fund
The Guardian VC Asset Allocation Fund
The Guardian VC High Yield Bond Fund
The Guardian VC 500 Index Fund
The Guardian Small Cap Stock Fund
The Guardian Bond Fund
The Guardian Cash Fund

Guardian Baillie Gifford Limited
Baillie Gifford International Fund
Baillie Gifford Emerging Markets Fund

Value Line, Inc.
Value Line Centurion Fund
Value Line Strategic Asset Management Trust

Gabelli Funds, LLC
Gabelli Capital Asset Fund                     Less
                                          ------------> Monthly deductions:
Davis Selected Advisors, LP                             o Policy charge
Davis Financial Portfolio                               o Administration charge
Davis Real Estate Portfolio                             o Guaranteed insurance
Davis Value Portfolio                                     amount charge
                                                        o Charge for the cost
Janus Capital Corporation                                 of insurance
Janus Aspen Aggressive Growth Portfolio                 o Mortality and expense
Janus Aspen Capital Appreciation Portfolio                risk charge
Janus Aspen Growth Portfolio
Janus Aspen Worldwide Growth Portfolio

Massachusetts Financial Services Company
MFS Emerging Growth Series
MFS Total Return Series
MFS Growth With Income Series
MFS Research Series
MFS New Discovery Series

A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund
AIM V.I. Value Fund
AIM V.I. Global Utilities Fund

Fidelity Management & Research Company
Fidelity VIP III Growth Opportunities
  Portfolio
Fidelity VIP Equity Income Portfolio
Fidelity VIP II Contrafund(R) Portfolio
Fidelity VIP III Mid Cap Portfolio
-------------------------------------------

-----------------------------------------------------
FIXED-RATE OPTION            LOAN COLLATERAL ACCOUNT
(plus interest credited)     (plus interest credited)
-----------------------------------------------------
                            |
                            |                   Less
                             -------------------------> Transaction deductions:
                            |                           o Surrender charge
                            V                           o Premium skip option
==================================                        deduction
CASH SURRENDER VALUE
==================================
                             |                 Less
                             -------------------------> Policy debt
                             |
                             V
==================================
UNLOANED CASH SURRENDER VALUE
==================================
                             |                 Plus
                             -------------------------> Policy premium
                             |                          assessments paid beyond
                             V                          next monthly date
==================================
NET CASH SURRENDER VALUE
==================================

--------------------------------------------------------------------------------

(1) This diagram excludes the transfer charge which is not being imposed currently. Interest on policy debt and repayments of policy debt are also not reflected in the diagram.


--------------
14                                                                       SUMMARY
--------------

--------------------------------------------------------------------------------
ABOUT THE PARK AVENUE LIFE POLICY
--------------------------------------------------------------------------------

THIS SECTION provides detailed information about your policy. It explains your rights and responsibilities under the policy, and those of GIAC. Because the laws and regulations that govern the policy vary among the jurisdictions where the policy is sold, some of the policy's terms will vary depending on where you live. These will be outlined in the policy we send you.

--------------------------------------------------------------------------------

Issuing the policy
--------------------------------------------------------------------------------

A Park Avenue Life insurance policy must have a face amount of at least
$100,000.

ISSUING THE POLICY

A Park Avenue Life insurance policy must have a face amount of at least $100,000 ($125,000 for the pension trust version of the policy). To issue a policy:

o the insured must be age 80 or under (age 15-80 for the pension trust version of the policy) and meet our insurance requirements, and

o     you must live in a state or jurisdiction in which we offer the policy.


If you already own certain fixed-benefit life insurance policies issued by us or by Guardian Life, you may be able to buy a Park Avenue Life policy without having to meet our insurance requirements again. You can do this by exchanging your current policy for a Park Avenue Life policy or if your fixed-benefit policy contains a rider to permit you to purchase a Park Avenue Life policy. You may also be able to convert to a Park Avenue Life policy if your existing policy contains appropriate riders. In this case you may have to meet minimal insurance requirements. If you have a convertible term policy, or a whole life policy with a convertible term rider, you may receive a credit of up to one basic scheduled premium if you convert it to a Park Avenue Life policy.


If you are interested in exchanging an existing policy for a Park Avenue Life policy, we recommend that you speak with your lawyer or tax adviser first. Replacing your existing policy may not be advantageous.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the policy with the same benefits for men and women.

Backdating your policy

Under certain circumstances we will backdate your policy if you ask us to, giving you a policy date up to six months before the application was actually signed. Backdating your policy may be beneficial if, for example, it would allow you to qualify for a lower premium because the insured was younger on the policy date. To backdate a policy you must pay all policy premiums that would have been due from the backdated policy date. We deduct the monthly deductions due from the backdated policy date to the issue date.


                                                                  --------------
ABOUT THE PARK AVENUE LIFE POLICY                                 PROSPECTUS  15
                                                                  --------------

The Policyowner
--------------------------------------------------------------------------------

The policyowner is the person named on the application as the owner of the policy. You may own a policy jointly with more than one person. A policyowner does not have to be the insured.

THE POLICYOWNER

The policyowner is the person named on the application as the owner of the policy. You may own a policy jointly with more than one person. A policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the policy unless ownership of the policy has been assigned to someone else. Except for transfers, all of the policy's joint owners must approve policy transactions or changes in writing, including assigning ownership of the policy to someone else. When a joint policyowner dies, we will divide his or her share of the policy equally among the other policyowners, unless the deceased policyowner has indicated otherwise.

If you want to change the policyowner, you must request it in writing in a form acceptable to us. Your request must be signed and dated by all of the policyowners. The change will be made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

If you are not the insured and die before the insured, your estate (or if there had been joint owners, the estate of the last surviving joint owner) becomes the policyowner, unless you have named someone to take over ownership of the policy (a successor owner). If you are both the policyowner and the insured, a successor owner may not be named because the policy ends when you die.

The Beneficiary
--------------------------------------------------------------------------------

The beneficiary is the person you name to receive the proceeds when the insured dies.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. You can change the beneficiary until the insured dies. Also, you may name a "contingent" beneficiary, who will receive the proceeds if the first beneficiary dies before the insured, or a second or "concurrent" beneficiary who will receive a portion of the proceeds when the insured dies. The beneficiary must live longer than the insured to qualify as a beneficiary and has no rights under the policy until the insured dies. If the insured outlives all of the beneficiaries named in the policy, then the policyowner or the policyowner's estate becomes the beneficiary.

If you want to change the beneficiary, you must give us your instructions in writing in a form acceptable to us. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.


--------------
16  PROSPECTUS                                 ABOUT THE PARK AVENUE LIFE POLICY
--------------

--------------------------------------------------------------------------------
BENEFITS AND POLICY VALUES
--------------------------------------------------------------------------------

Death benefit options
--------------------------------------------------------------------------------

You have a choice of two death benefit options with this policy. If a fixed amount of insurance coverage and potentially lower monthly deductions best fits your needs, you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your policy's guaranteed face amount, you should choose Option 2. See accompanying text for details.

DEATH BENEFIT OPTIONS

You have a choice of two death benefit options with this policy. You should choose the death benefit option that best meets your insurance needs and investment objectives. If a fixed amount of insurance coverage and potentially lower monthly deductions best fits your needs, you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your policy's guaranteed face amount, you should choose Option 2.

Option 1

Under Option 1, your death benefit is the greater of:

o     the face amount on the date of the insured person's death,

o the minimum death benefit required under Section 7702 of the Internal Revenue Code on the monthly date before the insured's death, or

o after the first policy year, the variable insurance amount. This is explained below.

Under this option, if the policy account value increases, the net amount at risk decreases. When this happens, the amount that we deduct for the cost of insurance charges each month may also go down.

Option 2

Under Option 2, your death benefit is the greater of:

o the face amount on the date of the insured person's death, plus the amount by which the policy account value, as of the monthly date before the insured's death, exceeds the interpolated benchmark value,

o the minimum death benefit required under Section 7702 of the Internal Revenue Code on the monthly date before the insured's death, or

o after the first policy year, the variable insurance amount. This is explained below.

Under this option, if your investments perform well or you make unscheduled payments, your policy account value may increase enough to increase your death benefit. If your investments perform poorly, your death benefit could be lower, but it will never be lower than the face amount. Investment performance and unscheduled payments do not affect your net amount at risk under this option, if the policy account value exceeds the benchmark value.

Regardless of which option you choose, after the policy anniversary closest to the insured's 100th birthday the death benefit is the policy account value. The tax consequences of continuing the policy beyond the insured's 100th birthday are unclear. You should consult a tax adviser for more information.


                                                                  --------------
BENEFITS AND POLICY VALUES                                        PROSPECTUS  17
                                                                  --------------

If you make a partial withdrawal from your policy between the most recent monthly date and the death of the insured, the proceeds of the death benefit under either option will be reduced by the amount of your withdrawal.

Minimum death benefit
--------------------------------------------------------------------------------

The minimum death benefit required under Section 7702 of the Internal Revenue Code on any monthly date is $1,000 multiplied by the policy account value, then divided by the interpolated net single premium per $1,000 for the insured's attained age, sex, and premium class. The net single premium on any monthly date is determined by interpolation between the net single premiums for the policy anniversaries immediately before and after that monthly date. The net single premium is adjusted to the monthly date immediately before the insured's death. You will find a table of net single premiums in your policy.

THE VARIABLE INSURANCE AMOUNT

The variable insurance amount provides a guarantee that your policy's death benefit will be greater than its face amount if the policy account value exceeds the net single premium on any policy review date. We calculate the variable insurance amount for each year of your policy after the first policy anniversary by multiplying $1,000 by the policy account value on the policy review date and then dividing that number by the net single premium per $1,000 that applies for that policy review date. If you reduce the face amount of your policy, the variable insurance amount is reduced by the same amount that the base policy is reduced. If you make a partial withdrawal from your policy, the variable insurance amount will be reduced by the full amount of the partial withdrawal (including any reduction-free amount). See Special features of your policy (Partial withdrawals and Decreasing the face amount). The net single premium for a policy review date is based on the net single premiums for the policy anniversaries immediately before and after the policy review date, and is then adjusted for the number of days that the policy review date falls between these anniversaries.


--------------
18  PROSPECTUS                                        BENEFITS AND POLICY VALUES
--------------

ADJUSTABLE RENEWABLE TERM RIDER

At issue and at policy anniversaries you may choose to add an annual renewable term rider (the "term rider") if the insured is between ages 20 and 80 (70 in New York).

The rider provides term insurance to supplement the base policy. By adding this rider to a Park Avenue Life policy, you can increase the insurance coverage provided by the entire contract. Generally, term insurance is intended to fill a temporary insurance need, and permanent (whole life)insurance, such as that provided by the base policy, is intended to fill long-term insurance needs. Term insurance is generally more economical for short periods, while permanent insurance is generally more economical over longer periods. If you have a short-term need for more insurance protection, it may be in your interest to supplement a Park Avenue Life policy with this rider. When the need abates, the rider can be terminated without triggering surrender charges.


Where permitted by state law, the term rider provides a level death benefit to age 100. The face amount of your term rider, if any, plus the face amount of your base policy are the two components of your target benefit. The minimum term rider face amount is $50,000; the maximum term rider face amount is four times the base policy face amount.


Premiums for your term rider are equal to the premium rate multiplied by the term insurance benefit. The term insurance benefit is initially set at the term rider face amount. It is reset annually in the following manner. On each policy review date, the variable insurance amount is calculated for the coming year. See The variable insurance amount. The term insurance benefit for the coming year is the amount obtained by subtracting the variable insurance amount from the target benefit, but will not exceed the face amount of the term rider.


You should consider several factors in deciding whether to purchase coverage under the base policy or under the term rider.

o     The term rider has no additional surrender charges.


o The amount of premium charges you will pay may be less if you purchase coverage under the term rider, rather than the base policy, but the cost of the term rider is reflected in policy premium assessments.


o The term rider does not affect the administration charge or the guaranteed minimum death benefit charge.


                                                                  --------------
BENEFITS AND POLICY VALUES                                        PROSPECTUS  19
                                                                  --------------

You may cancel or reduce the term rider face amount at any time. The minimum reduction is $5,000 unless the reduction is the result of a partial withdrawal. You may not reduce the term rider face amount to an amount less than the minimum of $50,000. If you reduce the face amount of the term rider, we may also need to reduce the term insurance benefit simultaneously, so that it does not exceed the term rider face amount. Your term rider face amount will also be reduced by the amount of any reduction-free partial withdrawal. See Special features of your policy (Decreasing the face amount). If the base policy face amount is reduced, the term rider face amount may need to be reduced to maintain a maximum four to one ratio of term rider face amount to base policy face amount. In addition, any reduction in the base policy face amount or the term rider face amount will reduce the target benefit, which may affect the term insurance benefit in subsequent years.

The term rider can be converted in the first ten policy years to permanent life insurance issued by GIAC or Guardian Life. You will not need to provide evidence of insurability. The permanent life insurance will be issued based on the insured's attained age at the time of conversion. Should you choose to convert only a part of the term rider, the term rider face amount will be reduced by the amount converted. The remaining term rider face amount must be greater than the minimum term rider face amount.

Coverage under the term rider will affect the calculation of premiums for determining whether your policy is a modified endowment contract.


CHANGING YOUR DEATH BENEFIT OPTION

After the first anniversary of your policy, you may change the death benefit option once each policy year, as long as the insured is alive. Changes to your death benefit option will take effect on the monthly date after we receive the request, and will not affect the face amount of your policy. Changing the death benefit option may have adverse tax consequences. You should consult a tax adviser before doing so.

If you are changing your death benefit from Option 1 to Option 2, the insured will have to meet our insurance requirements for issuing a policy at the time of the change. This is because the change will increase your death benefit by any positive amount by which the policy account value exceeds your policy's benchmark value on the date the change takes effect. Your death benefit will decrease by this amount if you change from Option 2 to Option 1.

We will not approve a change from Option 1 to Option 2 if your policy premiums are being waived under a waiver of premium rider.


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20  PROSPECTUS                                        BENEFITS AND POLICY VALUES
--------------

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your policy when we receive proof that the insured has died while the policy was in effect. If there is reason to dispute the policy, then we may delay the payment of death benefits. See Limits to GIAC's right to challenge a policy.

POLICY VALUES

The following is a detailed breakdown of how we calculate the different values associated with your policy.

Amounts in the Separate Account

Any net premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will sell these shares when you make a withdrawal, transfer or take a policy loan, or when we withdraw your monthly deductions, or make dollar cost averaging transfers. Based on the value of each share on the transaction date, we will sell the number of shares needed to cover the cost of that transaction.

To calculate the value of your investment in a particular variable investment option, multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of mutual fund shares. We calculate the unit value for each variable investment option at the end of each business day. Note that you bear all risks associated with the investments in the Separate Account.


                                                                  --------------
BENEFITS AND POLICY VALUES                                        PROSPECTUS  21
                                                                  --------------

Policy account value

This is the total value of the investments held in your policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any policy values that may be in the Loan Collateral Account as collateral for a policy loan. It is calculated as:

o     net premiums that you contribute to your policy; plus or minus

o any profit or loss generated by your policy account value in the variable investment options; plus

o any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Collateral Account; minus

o     your total monthly deductions; minus

o     any partial withdrawals you've made; minus

o     any transfer charges; minus

o     any Premium Skip Option deductions.

Cash surrender value, unloaned cash surrender value and net cash surrender value
--------------------------------------------------------------------------------

Cash surrender value is the policy account value minus any surrender charges. There are no surrender charges after your policy has been in effect for 9 policy years. Unloaned cash surrender value is the cash surrender value minus any policy debt. Net cash surrender value is the amount you would actually receive if you surrendered your life insurance policy.

Cash surrender value, unloaned cash surrender value and net cash surrender value

Cash surrender value is the policy account value minus any surrender charges. There are no surrender charges after your policy has been in effect for 9 policy years. Unloaned cash surrender value is the cash surrender value minus any policy debt. Net cash surrender value is the amount you would actually receive if you surrendered your life insurance policy. It is your policy account value minus any surrender charges and policy debt, plus any policy premium assessments you've paid covering the period beyond the next monthly date.

Benchmark value

A hypothetical account value that we use as a guide, comparing it against the policy account value or cash surrender value when we determine:

o whether your death benefit has increased above the face amount, and if so by how much, if you've chosen Option 2

o     if you can skip a premium under the Premium Skip Option

o     if you can make a partial withdrawal, and

o any change in your basic scheduled premium after the guaranteed premium period has ended.

Your policy's benchmark value for each policy year is set out in your policy. To calculate your policy's benchmark value on a given day, we will take the benchmark values for your last policy anniversary and your upcoming policy anniversary, and adjust for the number of days that your given day is between these anniversaries. GIAC does not guarantee that the policy account value will equal or exceed the benchmark values set forth in the policy. See Special terms used in this prospectus for complete description of benchmark value.


--------------
22  PROSPECTUS                                        BENEFITS AND POLICY VALUES
--------------

Tabular account value

The value of a hypothetical account that we compare to your policy account value when we set your basic scheduled premium each year after the guaranteed premium period. It is also used to calculate your policy's benchmark values. For a full explanation, see Special terms used in this prospectus. GIAC does not guarantee that the policy account value will equal or exceed the tabular account values set forth in the policy.

Net investment factor

We calculate the unit value of each variable investment option on each business day by multiplying the option's immediately preceding unit value by the net investment factor for that day. We calculate the net investment factor as follows on each business day:

o the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current business day, plus

o the amount per share of any dividends or capital gains distributed by the fund on the current business day minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

o the net asset value of one share of the same mutual fund at the close of the previous business day.

The accompanying prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.


                                                                  --------------
BENEFITS AND POLICY VALUES                                        PROSPECTUS  23
                                                                  --------------

--------------------------------------------------------------------------------
PREMIUMS, DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------

PREMIUMS

There are several types of premiums associated with your Park Avenue Life policy, which together form your policy premium.

After you pay your first policy premium and your policy takes effect, you will normally pay policy premiums once a year until the death of the insured, or until the policy anniversary nearest the insured's 100th birthday. You can, however, ask to pay policy premiums semi-annually, quarterly, monthly through an automatic payment plan, or at any other interval that we agree to. These periodic premium payments must be at least $100 unless you are paying through an automatic payment plan. The minimum premium payment we will accept under an automatic payment plan is $25. The total of your periodic policy premium payments for a policy year will be higher than if you make one annual premium payment. We calculate the amount of each periodic policy premium by taking your annual policy premium and multiplying it by a factor, as shown in the table below.

Paying your premiums

                                                              Difference in cost
                                                                from paying your
Payment frequency                                Factor        premiums annually
--------------------------------------------------------------------------------
Semi-annual                                      .515                 3.00% more
--------------------------------------------------------------------------------
Quarterly                                        .26265               5.06% more
--------------------------------------------------------------------------------
Monthly                                          .085833              3.00% more
--------------------------------------------------------------------------------

The value of the investments in your policy can be affected either positively or negatively by choosing to pay your policy premiums periodically. To change the frequency of your payments you must make your request in writing to us. If we receive your request too close to your payment date and are unable to make the change in time, we will make the change effective for the next scheduled payment.

Basic scheduled premiums

The basic scheduled premium, together with any policy premium assessments, is the policy premium you must pay each year to keep your policy in force. The basic scheduled premium depends on your policy's face amount, and the insured's age when the policy started, sex (unless gender-neutral rates are required by law), and premium class. It is shown in your policy.


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24  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

--------------------------------------------------------------------------------
Guaranteed premium period
--------------------------------------------------------------------------------

Your basic scheduled premium will not increase during the guaranteed premium period.


Your basic scheduled premium will not increase during the guaranteed premium period. The guaranteed premium period starts on the policy date and ends either on the policy anniversary closest to the insured's 75th birthday, or on the tenth policy anniversary, whichever is later. We will decrease your basic scheduled premium if you reduce your policy's face amount. If this happens, we will send you new policy pages indicating your new basic scheduled premium.

On the last policy review date before the end of the guaranteed premium period, we will review your policy to determine if your basic scheduled premium will change for the policy year that begins when the guaranteed premium period ends. We compare your policy account value on that policy review date with the interpolated benchmark value and the interpolated tabular account value on the same date, and make any necessary adjustments as described below. After the guaranteed premium period, we will review your policy each year to determine if your basic scheduled premium will change. The interpolated benchmark value is found by linear interpolation between the benchmark value on the prior policy anniversary and the benchmark value on the next policy anniversary. The interpolated tabular account value is found by linear interpolation between the tabluar account value on the prior policy anniversary and the tabular account value on the next policy anniversary.

After the guaranteed premium period, if your policy account value is less than or equal to the interpolated tabular account value, we will charge you the maximum basic scheduled premium shown in your policy. If it is greater than or equal to the interpolated benchmark value, we will charge you the basic scheduled premium that you were paying during the guaranteed premium period for your policy's current face amount. If your policy account value falls somewhere between the interpolated tabular account value and the interpolated benchmark value, we will calculate a premium based on a linear interpolation between the basic scheduled premium charged during the guaranteed premium period and the maximum basic scheduled premium. For example, if the policy account value is halfway between the interpolated benchmark value and the interpolated tabular account value, then the new basic scheduled premium is halfway between the basic scheduled premium you paid, or would have paid, during the guaranteed premium period for your policy's current face amount and the maximum basic scheduled premium.

If you pay your policy premiums when they are due (or skip them under the Premium Skip Option), make no partial withdrawals, and repay any loans that you take against your policy, your policy will not lapse and will have a death benefit of at least the face amount listed in your policy until the policy anniversary closest to the insured's 100th birthday.


We will tell you of any change in your basic scheduled premium in the billing notices you receive. All policy premiums must be sent directly to us.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  25
                                                                  --------------

--------------------------------------------------------------------------------
Unscheduled payments
--------------------------------------------------------------------------------

Making unscheduled payments towards your policy may cause it to be considered a modified endowment contract under the Internal Revenue Code, which has tax implications. There are certain restrictions on the total amount of unscheduled payments we permit, depending on how long your policy has been in force. We will return the portion of any unscheduled payment that exceeds the maximum you are allowed.

--------------------------------------------------------------------------------

Unscheduled payments

Insured's age                                                             Factor
--------------------------------------------------------------------------------
0 to 35                                                                       17
--------------------------------------------------------------------------------
36 to 40                                                                      16
--------------------------------------------------------------------------------
41 to 45                                                                      15
--------------------------------------------------------------------------------
46 to 50                                                                      14
--------------------------------------------------------------------------------
51 to 55                                                                      13
--------------------------------------------------------------------------------
56 to 60                                                                      12
--------------------------------------------------------------------------------
61 to 65                                                                      11
--------------------------------------------------------------------------------
66 to 70                                                                      10
--------------------------------------------------------------------------------
71                                                                             9
--------------------------------------------------------------------------------
72                                                                             8
--------------------------------------------------------------------------------
73                                                                             7
--------------------------------------------------------------------------------
74                                                                             6
--------------------------------------------------------------------------------
75 to 80                                                                       5
--------------------------------------------------------------------------------

Unscheduled payments

Under certain circumstances, you may make extra payments towards your policy, in addition to your regular policy premiums. By making these unscheduled payments you can add to your policy account value and possibly increase your death benefit under Death Benefit Option 2. Unscheduled payments must be at least $100, unless they are made at the same time as a regular policy premium payment.

You may not make an unscheduled payment:

o     if your policy premiums are being waived under a waiver of premium rider,

o     while a policy value option is in effect (see Policy value options), or

o on or after the policy anniversary closest to the insured's 100th birthday.

In the first policy year the maximum that you may contribute in unscheduled payments is the lesser of $1,000,000, or your basic scheduled premium for that year multiplied by the factor in the accompanying chart, based on the insured's age as of the policy date.

From the second to the tenth policy year, the maximum that you may contribute in unscheduled payments each policy year is the lesser of $500,000 or three times the basic scheduled premium payable during the guaranteed premium period for the current face amount of your policy.


We reserve the right to refuse an unscheduled payment if, after the first year of your policy, you have not made an unscheduled payment for three consecutive policy years.

After the tenth year of your policy, the total amount that you may contribute in unscheduled payments each policy year is the least of: i) 1.25 times the largest total of unscheduled payments in any of the three previous policy years, ii) three times your basic scheduled premium during your policy's guaranteed premium period for your current face amount, or iii) $500,000. If you have purchased, and there is in effect, an adjustable renewable term rider, the total amount that you may contribute in unscheduled payments in a given policy year, without evidence of insurability, will always be at least equal to the total amounts paid in the previous policy year. If you provide us with evidence that the insured meets our insurance requirements, you may be allowed to make additional unscheduled payments during a policy year, to a maximum amount of one basic scheduled premium payable during the guaranteed premium period for your policy's current face amount.



--------------
26  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

Regardless of how long your policy has been in force, if the Premium Skip Option is in effect the maximum that you may contribute in unscheduled payments will not be less than the policy premium for that year. There are further restrictions on making unscheduled payments to your policy within 45 days of the date Part 1 of your completed application form was signed, or 15 days after the issue date, whichever is later. See How your premiums are allocated.


Premium Skip Option
--------------------------------------------------------------------------------

After the first policy year, you may "skip" paying your annual policy premium, provided your policy meets certain requirements. (See accompanying text). You do not have to make up any policy premiums that you skip under the Premium Skip Option, and you may re-exercise the option throughout the life of your policy.

Premium Skip Option


After the first policy year, you may "skip" paying your annual policy premium. You must tell us in writing that you want to put the Premium Skip Option into force by the end of the grace period for the first annual policy premium that you intend to skip. In the policy year that you initially elect this option, your policy must meet all of the following requirements:

o your policy account value on the later of the policy anniversary or the date the election is processed must exceed your policy's benchmark value on that date by at least the amount of the annual policy premium

o your unloaned cash surrender value on the later of the policy anniversary or the date the election is processed must equal or exceed your policy premium assessments for that policy year multiplied by [1 minus the applicable premium charge for the current policy year]

o     your policy premiums are not being waived under a waiver of premium rider.

In the policy years after the initial election of this option, your policy must meet all of the following requirements on the date that each premium is skipped:

o your policy account value must exceed your policy's benchmark value on that date by at least the amount of the annual policy premium

o your unloaned cash surrender value must equal or exceed your policy premium assessments for that policy year multiplied by [1 minus the applicable premium charge for the current policy year]

o     your policy premiums are not being waived under a waiver of premium rider.


You may inquire about your policy account value and your net cash surrender value by calling us at 1-800-935-4128 during normal business hours. We also provide these values, along with your policy's benchmark value as of the most recent policy anniversary, in your annual policy statement. You can find the benchmark value for each policy anniversary in your policy.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  27
                                                                  --------------

If the values in your policy fail to meet the criteria above, and your policy would lapse if a premium were skipped under the Premium Skip Option, we will notify you that you must pay the annual policy premium within your policy's grace period. See Grace period. When you receive this notice you have three choices. You may:

o     choose to pay the annual premium due

o choose to make more frequent, but lower, periodic policy premium payments. You must send your request for this change in writing, along with your payment, to our customer service office, or,

o if eligible, pay your policy premium through the policy's Automatic Premium Loan feature.

If we receive your first request to skip a premium during the grace period for that premium, and you meet our requirements, your request will be effective on the date we receive it. Otherwise, any premium you skip will be effective on the policy anniversary when your next annual policy premium would be due.

If you elect the Premium Skip Option, you will be placed on the annual payment mode. If you were paying your policy premiums on a periodic basis
(semi-annually, quarterly or monthly), you will still be responsible for all periodic payments up until the time the premium skip becomes effective.

While the Premium Skip Option is in effect, we will continue to send you annual policy premium billing notices. You may disregard these notices as long as your policy continues to meet the criteria for the Premium Skip Option. However, if you do send us a policy premium, we will consider it a cancellation of the Premium Skip Option.

When you skip a premium under this option, we will deduct on a policy anniversary from your policy account value an amount equal to any applicable policy premium assessments multiplied by [1 minus the applicable premium charge for the current policy year]. This amount will first be deducted proportionately from the portion of your policy account value invested in the variable investment options. If this is not enough to cover the deduction, we will take the remaining amount from the portion of your policy account value in the fixed-rate option. These deductions will reduce the amount invested in your Park Avenue Life policy, as well as the amount available for you to borrow from your policy.


--------------
28  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

We will continue to charge the monthly deductions described in Deductions and charges while the Premium Skip Option is in effect. The difference between the policy account value and the death benefit, the net amount at risk, will often increase at first when an annual policy premium is skipped. This increases the monthly cost of insurance charge.

The Premium Skip Option will remain in effect until:

o     we receive your written instructions to cancel the option, or

o we receive a payment from you that is credited to your account as a policy premium, or

o we receive your written request to pay premiums periodically instead of annually, or

o you no longer meet the requirements for exercising the premium skip option because your policy's unloaned cash surrender value or policy account value is no longer sufficient, or

o you no longer meet the requirements for exercising the premium skip option because you are not paying premiums under a waiver of premium rider.

You do not have to make up any policy premiums that you skip under the Premium Skip Option, and you may re-exercise the option throughout the life of your policy after it has been canceled, as long as you continue to meet the requirements. Please note: If you use the Premium Skip Option, you will not be able to make policy premium payments until the next policy anniversary. You can still make unscheduled payments, within the prescribed limits. See Unscheduled payments.

Borrowing to pay premiums
--------------------------------------------------------------------------------

If you are eligible, you can borrow against your policy's loan value to pay your policy premiums.

Automatic premium loan

If you are eligible, you can borrow against your policy's loan value to pay your policy premiums. See Policy loans. You may request this feature when you first complete your policy application, or at any time during the life of the policy. We must receive your request in writing at our executive office by the end of the grace period for the premium that you wish to pay through the Automatic Premium Loan.

You will not actually receive any money when you take out an Automatic Premium Loan. Instead, we will transfer the amount required to pay a policy premium from your unloaned policy account value into the Loan Collateral Account. The money will then be used to pay the required premium. The end of the grace period is considered to be the date the loan was made, and interest will be calculated from this date. If your policy's loan value is not enough to cover an overdue policy premium, we will not be able to make an Automatic Premium Loan and your policy may lapse.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  29
                                                                  --------------

If you have chosen both the Premium Skip Option and the Automatic Premium Loan feature, we will treat an overdue policy premium as a skipped premium before we initiate an Automatic Premium Loan. We will cancel your policy's Automatic Premium Loan feature if we receive a written request from you to do so.


Please note: If you use the Automatic Premium Loan feature you will not be able to make policy premium payments. You can still make unscheduled payments, within the prescribed limits. See Unscheduled payments.


See Policy loans and Tax considerations for additional information on the treatment of policy loans.

Crediting payments


If we receive a payment within 31 days before or after a policy premium due date that equals or exceeds the amount that is due, and you have not provided specific instructions, we will:


o     pay the policy premium,

o     then, repay any outstanding policy loans and accrued interest, and

o     finally, treat any remaining excess as an unscheduled payment.

We will use any other unidentified payments that we receive from you to:

o     pay any outstanding policy loans and accrued interest, and

o     then, credit your policy with an unscheduled payment.


We normally credit your payments and allocate the net premium as of the business day we receive it, so long as we receive it at our executive office by the close of the business day, which is 4:00 p.m. New York City time. There are three exceptions:

o any payments that we receive before your policy has been issued will be held and credited on the issue date


o any payment that we receive within 31 days before a premium due date will have the portion of that payment covering your policy premium credited on the premium due date, and

o any payments that we receive after your policy has been issued that require additional underwriting will be held and credited as of the date the underwriting process is complete.

See How your premiums are allocated and Policy loans for specific information on how your payments are distributed among the fixed rate and variable investment options.


--------------
30  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

Investing net premiums
--------------------------------------------------------------------------------

When you pay your basic scheduled premium or an unscheduled payment, the amount that remains after we deduct premium charges is the net premium. We invest your net premiums according to your instructions. When net premiums have been invested, they become part of your policy account value.

How your premiums are allocated

When you pay your basic scheduled premium or an unscheduled payment, the amount that remains after we deduct premium charges (see Deductions and charges) is the net premium. We invest your net premiums in the fixed-rate and/or variable investment options according to your instructions. When net premiums have been invested they become part of your policy account value.

As part of your initial application, you tell us how you would like your net premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your net premiums are invested at any time by telling us in writing. The change will be effective on and after the date we receive your instructions at our executive office, but will not affect any existing policy values. To change the allocation of these amounts, you must effect a transfer. See Transfers between the investment options.


Currently you may invest your net premiums and policy account value in up to 7 different allocation options at any one time, including the fixed-rate option. We reserve the right to change this number from time to time.

If you pay policy premiums or unscheduled payments i) within 45 days of signing
Part 1 of your application or ii) within 15 days of the issue date, whichever is later, only $100,000 may be invested in the variable investment options. Anything over this amount will be treated as an "excess net premium" and invested in The Guardian Cash Fund. This amount and any earnings from this money will be reallocated based on your investment instructions at the end of the later of (i) or (ii). Any amounts you have allocated to the fixed-rate option or The Guardian Cash Fund will not be counted towards the $100,000 limit and will be allocated to those options as of the business day we receive them.


Default

Unless you have chosen and qualify for the Premium Skip Option or the Automatic Premium Loan feature, your policy premiums must be paid when they are due. If you do not pay a policy premium by its due date, or if you have excessive policy debt, your policy will be in default.

You must pay annual policy premiums on your policy anniversary. You must pay periodic premiums on the monthly dates that we indicate for the frequency you choose. You must make a payment toward any loans you have taken from your policy if the amount of outstanding loans plus accrued interest is more than the cash surrender value of your policy. We will tell you if a loan repayment is required, how much you must repay, and when it is due.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  31
                                                                  --------------

Grace period


With the exception of your first policy premium, which puts your policy into force, you have a 31-day grace period for the payment of policy premiums and loan repayments followed by a 30-day late payment offer period. Your insurance coverage will continue in full during the grace period, but if the insured dies during the grace period we will deduct the amount of any outstanding policy premiums through the policy month of death, or unpaid policy debt, from the death benefit paid to the beneficiary. During the late payment offer period, your policy is placed under the nonforfeiture option selected and your insurance coverage ceases.

If we do not receive your payment before the end of the grace period and you have qualified for and chosen either the Premium Skip Option or the Automatic Premium Loan feature, your premium will be paid accordingly. Otherwise, your policy will lapse. When your policy lapses your insurance coverage ends, unless you elect a policy value option. If you are unable to continue paying the premiums on your policy you may surrender it for its net cash surrender value. In this event, we will pay you your policy's net cash surrender value, and all insurance coverage will end. See Policy value options and Surrendering your policy.


Reinstating your policy
--------------------------------------------------------------------------------

If your policy has lapsed, you may reinstate it up to five years after you defaulted, subject to certain conditions described in the text.

Reinstating your policy


During the late payment offer period, your policy can be reinstated without evidence of insurability by paying the required premium payment.


If your policy has lapsed (and you have not surrendered it for its net cash surrender value) you may reinstate it up to five years after you defaulted. To reinstate your policy:


o we must receive your request for reinstatement in writing at our customer service office

o     the insured must be alive on the date the reinstatement takes effect


o     you must show that the insured meets our insurance requirements


o you must repay or reinstate any outstanding policy debt with interest. Interest will be compounded annually, at the rate that is in effect when you make your request, and

o you must pay us all overdue policy premiums with 6% interest compounded annually.

If you are reinstating your policy after a policy lapse based on excessive policy debt, and you are reinstating your policy loans, your payments must also include a loan repayment equal to policy debt minus 90% of the cash surrender value, calculated as of the date of default.

Your reinstated policy will have the same policy date, face amount and death benefit option as the policy that lapsed. You will have to re-apply for the Premium Skip Option and the Automatic Premium Loan feature if you want these features available for your reinstated policy.



--------------
32  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

DEDUCTIONS AND CHARGES


There are various deductions and charges required to maintain your Park Avenue Life Policy. These deductions and charges help defray certain costs associated with the policies:

o the cost of underwriting, issuing and maintaining the policies, including preparing and sending billing notices, reports and policy owner statements, communications with insurance agents and other overhead costs.

o the risk that those insured under the policies may not live as long as we estimated when we issued the policy, and our administrative expenses may also be higher than expected.

o the cost of paying death benefits, especially in the early policy years when the policy account value may be far below the death benefit we pay if the insured dies.

o our sales and promotional expenses, commissions, and local, state and federal taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction.

The amount of a deduction or charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular policy. For example, the sales portion of the premium charge and the surrender charge may not cover all of our actual sales expenses for the policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. Once deductions and charges are taken from your policy they do not contribute to the value of your policy.


All of the deductions and charges are summarized and explained below.

Deductions from policy premiums and unscheduled payments

Policy premium assessments

Policy premium assessments are charges we add to your basic scheduled premium, which together make up your policy premium. They cover the cost of any additional coverage you have added to your policy through riders, or any rating charges. Policy premium assessments may change if you change the riders attached to your policy, or if the circumstances that gave rise to rating charges change. We deduct this amount from each policy premium, but not from unscheduled payments.

Premium charge


During each of the first 12 policy years after issue, a charge of 8% is deducted from each premium you pay until you have paid one basic scheduled premium in a policy year and 4% is deducted from premiums paid in excess of the basic scheduled premium. After the 12th year, this charge drops to 4% for premiums paid in a policy year until you have paid one basic scheduled premium in a policy year and no charge for premiums paid in excess of one basic scheduled premium.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  33
                                                                  --------------

Monthly deductions
--------------------------------------------------------------------------------

We deduct from the policy account value, on each monthly date, amounts to cover certain costs. These deductions are made proportionately from your investments in the fixed rate and variable investment options.

Monthly deductions from the policy account value

We deduct from the policy account value, on each monthly date, amounts to cover certain costs described below. These deductions are made proportionately from your policy account value in the fixed rate and variable investment options. We do not make these monthly deductions after the policy anniversary closest to the insured's 100th birthday.

A combination of unfavorable investment performance and ongoing monthly deductions can cause your policy account value to drop below zero. Even if this happens, your policy will not lapse as long as you pay all policy premiums when they are due, and there is no policy debt. However, we will continue to accrue monthly deductions, which will increase the negative balance of your policy account value. While your policy has a negative balance we will calculate the cost of insurance charges based on a policy account value of zero, and all net premiums, including net premiums resulting from unscheduled payments, will be used to reduce your policy's negative balance until your policy account value exceeds zero.

Policy and administration charges


We deduct a monthly charge of $7.50

We also deduct a monthly charge based on the base policy face amount on each monthly date for the first 12 policy years after issue. The amount of this charge depends on the insured's age, sex and premium class when the policy is issued. This charge is not reduced if you decrease your face amount.

The charge will range from $0.035 to $0.583 per $1,000 of the base policy face amount. Representative monthly rates per $1,000 are shown in Appendix D. Your policy's charge is set forth in your policy.

Mortality and expense risk charge

We deduct this charge based on the policy account value in the variable investment options before any other monthly deductions are made. Through the twelfth policy anniversary, we deduct a monthly charge at a current annual rate of 0.60% of the policy account value in the variable investment options. Starting in the thirteenth policy year, we deduct a monthly charge at a current annual rate of 0.40% of the policy account value in the variable investment options, up to the account value breakpoint, and 0.20% on the amount in excess of the account value breakpoint. The account value breakpoint is equal to $100,000 less any policy account value allocated to the fixed-rate option, but not less than zero. This charge is guaranteed never to exceed the current charge stated above plus 0.25%.


--------------
34  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

Guaranteed Insurance Amount charge

This is a monthly charge of $0.01 per $1,000 of your policy's face amount. It is charged at the same rate for all policies and compensates us for guaranteeing a minimum death benefit even if the investments in your policy perform poorly. You will find the actual dollar amount of this charge in your policy. This charge supports the guarantee that no matter how unfavorable investment performance might be, the death benefit will never be less than the face amount if all policy premiums are paid when due, no partial withdrawals are taken and there is no policy debt.

Cost of insurance charge
--------------------------------------------------------------------------------

This charge allows us to pay death benefits, especially in the early policy years when the policy account value is far below the death benefit we pay if the insured dies.

Cost of Insurance charge


This charge is based on our cost of insurance rates for insured people of the same age, sex, policy duration, face amount (including any term rider coverage), and premium class. The maximum that we can charge for each $1,000 of net amount at risk is set out in your policy and is based on the 1980 Commissioners' Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured ages. Rates are currently lower for policies with a face amount plus term rider face amount at least equal to $500,000. Our current cost of insurance rates are lower than the guaranteed maximum.


We calculate the cost of insurance charge by multiplying your policy's net amount at risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. Your net amount at risk is determined after all other monthly deductions have been withdrawn from your policy account.


We may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed maximum rate listed in your policy. Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual policy, but are made equally to all policies where the insured people are of the same age, policy duration, sex and premium class. We may increase this charge when we expect:


o     a higher number of deaths among people in a certain group

o     higher expenses or federal income taxes

o a higher number of policies that are allowed to lapse by their policyowners


o     an increase in state or local premium taxes


o     lower earnings in our general account.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  35
                                                                  --------------

Generally, as your net amount at risk increases or decreases each month (for example, due to payments you make or policy transactions you request), so will your cost of insurance charges. If you choose death benefit Option 1, paying policy premiums and making unscheduled payments may reduce your policy's net amount at risk by increasing the policy account value, assuming that your investments do not fall in value. If you choose death benefit Option 2, paying policy premiums and making unscheduled payments may have the result of increasing your death benefit over the face amount, in which case they will not affect your policy's net amount at risk.


Transaction deductions from the policy account value

When you ask us to make certain transactions, we will take a transaction deduction from your policy account value. Except as described differently below, we will make these deductions from your policy account value invested in the variable investment options, until these are exhausted, and then from your fixed-rate option.

Surrender charge


During the first 9 years of your policy, you pay a surrender charge if you:

o     surrender your policy, or

o     let your policy lapse.

This charge is a flat rate for every $1,000 of your policy's initial face amount. During the first policy year, the rate for your policy will be between $2.82 to $56.18 per $1,000, depending on the insured's age when the policy started, sex and premium class. The rate declines proportionally each year until it is zero after 9 years. The surrender charge for your policy is found on page 3 of your policy.



--------------
36  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

Surrender charges


-----------------------------------------------------------------------------------------------------------------
                                                                                      Surrender
EXAMPLE                                                                              charge per            Actual
                                                                                  $1000 of face         surrender
The example on the right shows how the surrender charge declines        Policy           amount            charge
over a nine year period so that in year ten it equals $0.               year                ($)               ($)
----------------------------------------------------------------        -----------------------------------------
Male Insured, Age 45                                                      1               13.06          3,265.00
----------------------------------------------------------------        -----------------------------------------
Preferred Plus Premium Class                                              2               11.61          2,902.50
----------------------------------------------------------------        -----------------------------------------
Face Amount: $250,000                                                     3               10.16          2,540,00
----------------------------------------------------------------        -----------------------------------------
Surrender Charge per $1000 of Face Amount in policy                       4                8.71          2,177.50
year one (from Appendix E): $13.06                                      -----------------------------------------
                                                                          5                7.26          1,815.00
                                                                        -----------------------------------------
Surrender charge in policy year one is:                                   6                5.80          1,450.00
                                                                        -----------------------------------------
The surrender charge per $1000 multiplied by 250,                         7                4.35          1,087.50
or ($13.06 x $250,000)                                                  -----------------------------------------
divided by 1000 = $3,265.00.                                              8                2.90            725.00
                                                                        -----------------------------------------
                                                                          9                1.45            362.50
The surrender charges over a nine year period are reduced linearly      -----------------------------------------
as shown in the table.                                                   10                0.00              0.00
                                                                        -----------------------------------------

All figures in the table following are rounded to the nearest $ .01.
-----------------------------------------------------------------------------------------------------------------



We do not reduce or deduct a surrender charge upon a change in death benefit option or upon a partial withdrawal. In addition, we do not reduce or deduct a surrender charge if you reduce or eliminate your coverage under a term rider, or reduce your face amount. The full surrender charge shown on page 3 of your policy is imposed if you either surrender your policy for its net cash surrender value or the policy lapses during the applicable surrender charge period.

Representative surrender charges for specific ages, sex and premium classes are set out in Appendix E of this prospectus.

Premium skip option deduction

If you skip a premium under the Premium Skip Option, we will deduct an amount equal to any applicable policy premium assessments multiplied by [1 minus the applicable premium charge for the current policy year] from your policy account value that is not being held as collateral for a loan.


Transfer charge

You may transfer your policy account value among the allocation options. If you make more than 12 transfers within a policy year, we reserve the right to charge you $25 for each additional transfer. We will deduct the transfer charge from the allocation options from which you are making the transfer and will use this amount to cover our processing costs.


                                                                  --------------
PREMIUMS, DEDUCTIONS AND CHARGES                                  PROSPECTUS  37
                                                                  --------------

We will not deduct a transfer charge when:

o we transfer any excess net premiums and related earnings out of The Guardian Cash Fund (See How your premiums are allocated)

o you make multiple transfers under your policy's dollar cost averaging feature


o     we transfer amounts as part of your taking or repaying a policy loan, or


o you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.


Deductions from the Separate Account Income Tax charge


We have the right to charge the Separate Account, the account through which we invest your premiums in the variable investment option, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or for any other tax-related charges associated with the Separate Account or the policies. We don't currently charge for taxes attributable to the Separate Account.

Deductions from Mutual Funds


Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses vary from year to year. Except as noted, the table in the Summary section under the heading "What Deductions And Charges Do You Have To Pay (Deductions associated with the mutual funds)" shows the actual fees and expenses for each fund for the year ended December 31, 1999 as a percentage of the fund's average daily net assets. Please see the individual fund prospectuses for a complete explanation of the funds' fees and expenses.



--------------
38  PROSPECTUS                                  PREMIUMS, DEDUCTIONS AND CHARGES
--------------

--------------------------------------------------------------------------------
YOUR ALLOCATION OPTIONS
--------------------------------------------------------------------------------

AS PART OF YOUR POLICY you are able to direct where a portion of your premiums are allocated. There are several variable investment options and a fixed-rate option. You may choose up to seven allocation options at any time.

--------------------------------------------------------------------------------

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your net premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed policy account value for the portion of your policy that is held in the variable investment options.

The Separate Account

The Separate Account is the account through which we invest your net premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use them exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 31 investment divisions, each corresponding to a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC's Board of Directors on November 18, 1993 under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws.

Our Separate Account is registered with the SEC as a unit investment trust - a type of investment company under the Investment Company Act of 1940 (the 1940
Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where the company is authorized to do business.

GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting policy account values maintained in the variable investment options are not available to meet the claims of GIAC's general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account.


                                                                  --------------
ALLOCATION OPTIONS                                                PROSPECTUS  39
                                                                  --------------

Such assets can include GIAC's direct contributions to the Account, or the investment results attributable to GIAC's retained assets. Because such retained assets do not support policy account values, GIAC may transfer them from the Separate Account to its general account.


Each mutual fund is briefly described below. Complete information can be found in the accompanying fund prospectuses.

The Funds

Each of the funds corresponding to a variable investment option is either an open-end diversified management company or a series of an open-end diversified management company registered with the Securities and Exchange Commission. The funds don't charge us for buying or selling their shares, allowing us to buy and sell them at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. For more information see Rights reserved by GIAC, and the prospectuses for the individual mutual funds.

Investment objectives and policies of the Funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same adviser. The investment results of the funds, however, may be higher or lower than the adviser's other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund's investment objective, along with the typical investments that make up that fund.


--------------
40  PROSPECTUS                                                ALLOCATION OPTIONS
--------------

Fund                                    Investment objectives                         Typical investments
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Stock Fund                 Long-term growth of capital                   U.S. common stocks
------------------------------------------------------------------------------------------------------------------------------------
The Guardian VC 500 Index Fund          Seeks to match the investment performance     Common stocks of companies in the S&P
                                        of the Standard & Poor's 500 Corporate        Index, which emphasizes large U.S.
                                        Stock Price Index ("the S&P Index")           Companies
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Small Cap Stock Fund       Long-term growth of capital                   U.S. common stocks of companies with small
                                                                                      market capitalization
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Bond Fund                  Maximum income without undue                  Investment grade debt obligations
                                        risk of principal; capital appreciation
                                        is a secondary objective
------------------------------------------------------------------------------------------------------------------------------------
The Guardian VC High Yield Bond Fund    Current income; capital appreciation is       Corporate bonds and other debt
                                        a secondary objective                         securities rated below investment grade
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Cash Fund                  High level of current income consistent       Money market instruments
                                        with liquidity and preservation of capital
------------------------------------------------------------------------------------------------------------------------------------
The Guardian VC Asset Allocation Fund   Long-term total investment return             Shares of The Guardian Stock Fund, The
                                        consistent with moderate investment risk      Guardian Bond Fund, and The Guardian
                                                                                      Cash Fund
------------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford International Fund      Long-term capital appreciation                Common stocks and convertible securities
                                                                                      issued by foreign companies
------------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford Emerging Markets Fund   Long-term capital appreciation                Common stocks and convertible securities of
                                                                                      emerging market companies
------------------------------------------------------------------------------------------------------------------------------------
Value Line Centurion Fund               Long-term growth of capital                   U.S. common stocks with selections based on
                                                                                      rankings of the Value Line Ranking System
------------------------------------------------------------------------------------------------------------------------------------
Value Line Strategic Asset              High total investment return (current         U.S. common stocks with selections
Management Trust                        income and capital appreciation)              based on rankings of the Value Line
                                        consistent with reasonable risk               Ranking System, bonds and money
                                                                                      market instruments
------------------------------------------------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund              Growth of capital; current income as          U.S. common stocks and convertible
                                        a secondary objective                         securities
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund      Growth of capital                             Common stocks of medium and
                                                                                      small-sized growth companies
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Global Utilities Fund          High current income; growth of capital        Common and preferred stocks
                                        as a secondary objective                      of domestic or foreign public utilities
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                     Long-term growth of capital;                  Equity securities judged to be
                                        income as a secondary objective               undervalued by the investment advisor
------------------------------------------------------------------------------------------------------------------------------------
Davis Financial Portfolio               Growth of capital                             Common stocks of financial companies
------------------------------------------------------------------------------------------------------------------------------------
Davis Real Estate Portfolio             Total return through a combination of         Securities issued by companies that are
                                        growth and income                             "principally engaged" in real estate
------------------------------------------------------------------------------------------------------------------------------------
Davis Value Portfolio                   Growth of capital                             U.S. common stocks of companies with
                                                                                      at least $5 billion market capitalization
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio    Long-term capital appreciation                U.S. and foreign common stocks of
                                                                                      companies believed to be undervalued
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio    Reasonable income; also considers             Income-producing equity securities
                                        potential for capital appreciation
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities   Capital growth                                U.S. and foreign common stocks
  Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Mid Cap Portfolio      Long-term growth of capital                   Common stocks with medium market
                                                                                      capitalization, both U.S. and foreign
------------------------------------------------------------------------------------------------------------------------------------


                                                                  --------------
ALLOCATION OPTIONS                                                PROSPECTUS  41
                                                                  --------------

Fund                                    Investment objectives                         Typical investments
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive                  Long-term growth of capital                   Equity securities of medium-sized
Growth Portfolio                                                                      companies
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Capital                     Long-term growth of capital                   Equity securities of companies of any size
Appreciation Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio            Long term growth of capital                   Common stocks of issuers of any size
                                        in a manner consistent with
                                        preservation of capital
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide                   Long term growth of capital                   Common stocks of foreign and U.S.
Growth Portfolio                        in a manner consistent with                   issuers; usually invests in at least five
                                        preservation of capital                       countries, including the U.S.
------------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series              Long-term growth of capital                   Common stocks of emerging growth
                                                                                      companies of any size
------------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series           Reasonable current income and                 Equity securities issued by U.S. and
                                        long-term growth of capital and income        foreign companies
------------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series                To seek capital appreciation                  Equity securities of companies that offer
                                                                                      superior prospects for growth, both U.S.
                                                                                      and foreign
------------------------------------------------------------------------------------------------------------------------------------
MFS Research Series                     Long-term growth of capital                   Equity securities of companies
                                        and future income                             believed to possess better than average
                                                                                      prospects for long-term growth
------------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                 Above average income consistent               Broad list of securities, including a
                                        with prudent employment of capital;           combination of equity and fixed-income,
                                        as a secondary objective, to provide          both U.S. and foreign
                                        reasonable opportunity for growth of
                                        capital and income
------------------------------------------------------------------------------------------------------------------------------------

Some of these Funds may not be available in your state.


--------------
42  PROSPECTUS                                                ALLOCATION OPTIONS
--------------

Investment performance of the Funds

The table below shows the average annual total returns for the mutual funds for years ended December 31, 1999. The performance figures reflect the deduction of fund investment advisory fees and operating expenses, and assume that any dividends and capital gains are reinvested in the fund. These figures do not reflect how the funds' investment performance will affect the value of your policy, because they do not take into account the insurance and other charges we deduct from your policy. If these charges were taken into account, total returns for each fund would be lower. Also, past returns should not be used to predict future performance. Total returns for The Guardian Cash Fund are not presented here.

Total returns do not reflect deductions

These total returns are for the funds only and do not reflect the effects of deductions from policy premiums, monthly deductions, or transaction deductions. Including the effects of these deductions reduces returns under the policy. See Special terms used in this prospectus and Deductions and charges for additional information.

                                                Years ended December 31, 1999
                                               --------------------------------
                                                                       10 Years
                                                                       or since
Fund name                                                            inception,
and inception date                             1 Year     5 Years       if less
-------------------------------------------------------------------------------

The Guardian Stock Fund(1)
(4/13/83)                                      31.17%      29.48%       20.04%
-------------------------------------------------------------------------------
The Guardian VC 500 Index Fund
(9/13/99)                                        N/A         N/A         6.38%*
-------------------------------------------------------------------------------
The Guardian Small Cap Stock Fund
(7/16/97)                                      35.04%        N/A        16.25%*
-------------------------------------------------------------------------------
The Guardian Bond Fund(1)
(5/1/83)                                       -0.84%       7.16%        7.27%
-------------------------------------------------------------------------------
The Guardian VC High Yield Bond Fund
(9/13/99)                                        N/A         N/A         2.78%*
-------------------------------------------------------------------------------
The Guardian VC Asset Allocation Fund
(9/13/99)                                        N/A         N/A         8.67%*
-------------------------------------------------------------------------------
Baillie Gifford International Fund
(2/8/91)                                       39.11%      19.35%       16.01%*
-------------------------------------------------------------------------------
Baillie Gifford Emerging
Markets Fund
(10/17/94)                                     72.30%       9.76%        6.71%*
-------------------------------------------------------------------------------
Value Line Centurion Fund
(11/15/83)                                     28.23%      26.67%       19.48%
-------------------------------------------------------------------------------
Value Line Strategic Asset
Management Trust
(10/1/87)                                      24.32%      22.24%       16.94%
-------------------------------------------------------------------------------
Gabelli Capital Asset Fund(2)
(5/1/95)                                       19.81%        N/A        19.49%*
-------------------------------------------------------------------------------


AIM V.I. Capital
Appreciation Fund
(5/5/93)                                       44.61%      25.59%       22.33%*


-------------------------------------------------------------------------------
AIM V.I. Global Utilities Fund(3)
(5/2/94)                                       33.56%      21.87%       18.45%*
-------------------------------------------------------------------------------


AIM V.I. Value Fund
(5/5/93)                                       29.90%      27.23%       23.07%*


-------------------------------------------------------------------------------
Davis Financial Portfolio(4)
(7/1/99)                                         N/A         N/A        -7.17%*
-------------------------------------------------------------------------------
Davis Real Estate Portfolio(4)
(7/1/99)                                         N/A         N/A       -10.79%*
-------------------------------------------------------------------------------
Davis Value Portfolio(4)
(7/1/99)                                         N/A         N/A         2.64%*
-------------------------------------------------------------------------------


                                                                  --------------
ALLOCATION OPTIONS                                                PROSPECTUS  43
                                                                  --------------

                                                Years ended December 31, 1999
                                               --------------------------------
                                                                       10 Years
                                                                       or since
Fund name                                                            inception,
and inception date                             1 Year     5 Years       if less
-------------------------------------------------------------------------------


Fidelity VIP II Contrafund Portfolio(5)
(Service Class 2) (1/3/95)                     24.25%        N/A        27.73%
-------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio(5)
(Service Class 2) (10/9/96)                     6.33%       18.61%      14.49%
-------------------------------------------------------------------------------
Fidelity VIP III Growth
Opportunities Portfolio(5)
(Service Class 2) (1/3/95)                      4.27%        N/A        21.51%
-------------------------------------------------------------------------------
Fidelity VIP III Mid Cap Portfolio(5)
(Service Class 2) (12/28/98)                   40.04%        N/A        53.14%
-------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio(6)
(Service Shares) (9/13/93)                    123.16%      35.83%       33.98%
-------------------------------------------------------------------------------
Janus Aspen Capital Appreciation Portfolio(6)
(Service Shares) (5/1/97)                      64.60%        N/A        56.39%
-------------------------------------------------------------------------------
Janus Aspen Growth Portfolio(6)
(Service Shares) (9/13/93)                     43.01%      29.53%       23.86%
-------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio(6)
(Service Shares) (9/13/93)                     63.49%      33.28%       29.35%


-------------------------------------------------------------------------------
MFS Emerging Growth Series(7)
(7/24/95)                                      76.71%        N/A        36.44%*
-------------------------------------------------------------------------------
MFS Growth with Income Series(7)
(10/9/95)                                       6.69%        N/A        21.12%*
-------------------------------------------------------------------------------
MFS New Discovery Series(7)
(5/1/98)                                       73.41%        N/A        40.91%*
-------------------------------------------------------------------------------
MFS Research Series(7)
(7/26/95)                                      24.05%        N/A        22.86%*
-------------------------------------------------------------------------------
MFS Total Return Series(7)
(1/3/95)                                        3.08%        N/A        15.42%*
-------------------------------------------------------------------------------
*     since inception

These total returns are for the funds only and do not reflect the effects of deductions from policy premiums, monthly deductions, transaction deductions or any deductions from the Separate Account. Including the effects of these deductions reduces returns. See Special terms used in this prospectus and Deductions and charges for additional information.

(1) Results for The Guardian Bond Fund and The Guardian Stock Fund reflect effects of expense reimbursements that occurred during the years ended December 31, 1984 and 1985. Without these expense reimbursements, results for these funds would be lower. The inception date for The Guardian Small Cap Stock Fund is the date of commencement of the public offering of the fund.
(2) For the period from May 1, 1995 through December 31, 1995, the Manager and the Adviser of Gabelli Capital Asset Fund absorbed a portion of the fund's operating expenses. Total returns for this period would have been lower if these expenses had not been absorbed.


(3) Total returns for AIM V.I. Global Utilities Fund reflect the effects of fee waivers and/or expense offset arrangements. In the absence of such arrangements total returns would have been lower.


(4) Total returns for Davis Financial, Davis Real Estate and Davis Value Portfolios reflect the effects of fee waivers and/or expense offset arrangements. In the absence of such arrangements, total returns would have been lower.


(5) Service Class 2 shares used an asset-based distribution fee (12b-1 fee). Initial offering of Service Class 2 shares took place on January 12, 2000, at which time a 0.25% 12b-1 fee was imposed. Returns prior to January 12, 2000 do not include the effect of the Service Class 2 0.25% 12b-1 fee, and returns listed would have been lower for each portfolio if the Service Class fee structure had been in place and reflected in the performance.
(6) The Portfolios' Service Shares commenced operations on December 31, 1999. The returns shown for the Service Shares of these Portfolio reflect the historical performance of a different class of shares (the Institutional Shares) prior to December 31, 1999, restated based on the Service Shares' estimated fees and expenses (ignoring any fee and expense limitations).


(7) Total returns for the MFS Growth With Income Series, Emerging Growth Series, New Discovery Series, Research Series and Total Return Series reflect the agreement by the series' Adviser to bear expenses for the series, subject to reimbursement by the series, such that the operational expenses shall not exceed 0.25% of the average daily net assets of the series for each fiscal year since inception. In the absence of this agreement, except where a series is reimbursing its adviser for previous years' expense payments on its behalf, total returns would be lower.


--------------
44  PROSPECTUS                                                ALLOCATION OPTIONS
--------------

The funds' investment advisers

All of the funds' investment advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940 (Advisers Act).

Guardian Investor Services Corporation

The Guardian Stock Fund, The Guardian Small Cap Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund, The Guardian VC 500 Index Fund, The Guardian VC High Yield Bond Fund and The Guardian VC Asset Allocation Fund (the Guardian funds) are advised by Guardian Investor Services Corporation (GISC), 7 Hanover Square, New York, New York, 10004. GISC is wholly owned by GIAC.

Guardian Baillie Gifford Limited

Baillie Gifford International Fund and Baillie Gifford Emerging Markets Fund are advised by Guardian Baillie Gifford Limited (GBG), 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. GBG is a member of Great Britain's Investment Management Regulatory Organization Limited (IMRO). GBG was incorporated in Scotland by GIAC and Baillie Gifford Overseas Limited (BG Overseas) in November 1990. BG Overseas is wholly owned by Baillie Gifford & Co., which is currently one of the largest investment management partnerships in the United Kingdom.

Baillie Gifford Overseas Limited

GBG has appointed BG Overseas to serve as sub-investment adviser to Baillie Gifford International Fund and Baillie Gifford Emerging Markets Fund. Like GBG, BG Overseas is located at 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. BG Overseas is also a member of IMRO. No separate or additional fee is paid by the fund to BG Overseas.

Value Line, Inc.

Value Line Strategic Asset Management Trust and Value Line Centurion Fund are advised by Value Line, Inc., 220 East 42nd Street, New York, New York 10017.

Gabelli Funds, LLC

Gabelli Capital Asset Fund is managed by GISC, which has appointed Gabelli Funds, LLC as the investment adviser to the Fund. The adviser has its principal offices at One Corporate Center, Rye, New York 10580. No separate or additional fee is paid by the Fund to the adviser.

Massachusetts Financial Services Company

MFS Growth With Income Series, MFS Emerging Growth Series, MFS New Discovery Series, MFS Research Series, and MFS Total Return Series are advised by Massachusetts Financial Services Company (MFS), 500 Boylston Street, Boston, MA. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. which is itself an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada.


                                                                  --------------
ALLOCATION OPTIONS                                                PROSPECTUS  45
                                                                  --------------

A I M Advisors, Inc.


AIM V.I. Value Fund, AIM V.I. Global Utilities Fund and AIM V.I. Capital Appreciation Fund are advised by A I M Advisors, Inc. (AIM), 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

Fidelity Management & Research Company


The Fidelity VIP III Growth Opportunities Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP III Mid Cap Portfolio, and Fidelity VIP II Contrafund Portfolio are advised by Fidelity Management & Research Company (FMR), 82 Devonshire Street, Boston, Massachusetts 02109.

On behalf of the Fidelity VIP II Contrafund Portfolio, Fidelity VIP III Growth Opportunities Portfolio, and Fidelity VIP III Mid Cap Portfolio, FMR has sub-advisory agreements with two affiliates, FMR U.K. and FMR Far East. No separate or additional fee is paid by the portfolios to the sub-adviser.

Davis Selected Advisers, LP

Davis Financial Portfolio, Davis Real Estate Portfolio, and Davis Value Portfolio are advised by Davis Selected Advisers, LP, 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706 (Davis). Davis Selected Advisers-NY, Inc. acts as sub-adviser to the Funds. It is located at 609 Fifth Avenue, New York 10017.

Janus Capital Corporation


Janus Aspen Growth Portfolio, Janus Aspen Aggressive Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, and Janus Aspen Worldwide Growth Portfolio are advised by Janus Capital Corporation, 100 Fillmore Street, Denver, Colorado 80206.


--------------
46  PROSPECTUS                                                ALLOCATION OPTIONS
--------------

Fixed-rate option
--------------------------------------------------------------------------------

The net premiums you allocate to the fixed-rate option earn a set rate of interest. Your policy account value in the fixed-rate option is backed by GIAC's general account.

THE FIXED-RATE OPTION

The net premiums you allocate to the fixed-rate option earn a set rate of interest. You may allocate some or all of your net premiums to the fixed-rate option, and may transfer some or all of your investments in the variable investment options into the fixed-rate option. There are restrictions on making transfers out of the fixed rate option. See Transfers between the investment options. Your policy account value in the fixed-rate option is backed by GIAC's general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

o the portion of your net premiums and any loan repayments that you have allocated to this option, plus

o any amounts that you have transferred to this option from the variable investment options, plus

o     the interest paid on your policy account value in this option, minus

o any deductions or withdrawals from the fixed-rate option, including applicable charges.


Because different interest rates may be in effect as you make transfers and contributions throughout the year, your effective interest rate for that year may be a weighted average of the different rates which apply to the portions of your policy account value in the fixed-rate option. Interest accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. The minimum annual interest rate for the fixed-rate option is 4%. Interest rates may be changed at any time in our discretion. We are not obliged to pay more than 4% in interest, although we may choose to do so. Deductions from the fixed-rate option are made from amounts in the fixed-rate option in the order in which they were added, beginning with amounts held there the longest.



                                                                  --------------
ALLOCATION OPTIONS                                                PROSPECTUS  47
                                                                  --------------

--------------------------------------------------------------------------------
SPECIAL FEATURES OF YOUR POLICY
--------------------------------------------------------------------------------

Policy loans
--------------------------------------------------------------------------------

While the insured is alive, you may borrow all or a portion of the loan value of your policy, by assigning your policy to us as collateral for your loan.

POLICY LOANS

While the insured is alive, you may borrow all or a portion of the loan value of your policy, by assigning your policy to us as collateral for your loan. Your policy's loan value is:

o 90% of the cash surrender value of your policy on the date we receive your written request, minus

o     the amount of any outstanding policy debt.

You may not take a policy loan if your policy has lapsed and is being continued under the fixed-benefit extended term insurance policy value option.


Except for Automatic Premium Loans, the minimum loan amount is $500; however, we will allow a loan of less than $500, if 90% of cash surrender value minus policy debt is less than $500. Generally, we will pay loan proceeds to you within seven days of receiving your request (see Policy proceeds for exceptions to this general rule). If you are taking an Automatic Premium Loan, you will not actually receive any money. Instead, the proceeds will be used to pay the policy premium that is due.


We will transfer the amount of your loan first proportionately from your policy account value in the variable investment options, and if this is insufficient, from your policy account value in the fixed-rate option, into our Loan Collateral Account.

When taking out a policy loan, you should consider:

o amounts transferred out of the variable and fixed-rate options and into our Loan Collateral Account are no longer affected by the investment experience, positive or negative, of those allocation options

o as a result, taking a policy loan will have a permanent effect on your policy account value, even once the loan is repaid in full

o the amount of your policy that is available for withdrawal or surrender, and your policy's death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any policy debt

o if your policy is considered to be a modified endowment contract under the Internal Revenue Code, there may be tax consequences associated with taking a policy loan or using your policy's Automatic Premium Loan feature. See Tax considerations for a discussion of modified endowment contracts and the effects on policy loans.


--------------
48  PROSPECTUS                                                  SPECIAL FEATURES
--------------

Interest on policy loans
--------------------------------------------------------------------------------

We charge interest at an annual rate of 5% on all outstanding policy debt, payable in arrears, until the 20th anniversary of your policy. After this point the annual rate falls to 4.5% for all existing and new policy loans.

Interest on your policy loan

We charge interest at an annual rate of 5% on all outstanding policy debt, payable in arrears, until the 20th policy anniversary. After this point the annual rate falls to 4.5% for all existing and new policy loans. Interest accrues daily and is due on each policy anniversary. If you do not pay the interest on your loan when it is due, we will transfer the interest that you owe first proportionately from your policy account value in the variable investment options, and if this is insufficient, from the fixed-rate option, into our Loan Collateral Account, and add that interest to your policy debt. This is called capitalization of loan interest. The maximum amount of loan interest that can be capitalized is 100% of the net cash surrender value.

The investments in the Loan Collateral Account will earn interest at a minimum annual rate of 4%. Although this means that you are effectively paying a maximum of 1% interest on your policy loans, you are expected to pay the loan interest charged, when it is due.

Repaying your policy loan

You may repay all or part of any outstanding policy debt at any time while the insured is alive and the policy is in force, or has been continued after lapse under the reduced paid-up or variable reduced paid-up insurance policy value options. See Policy value options. Unless your loan repayment is made along with your policy premium, the minimum loan repayment amount is $100 or the outstanding balance of your policy debt, whichever is lower.

If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any policy debt. We will then increase the amount payable to the beneficiary by the amount of your repayment.

When you make a loan repayment, we transfer out of the Loan Collateral Account the amount of your repayment, minus a proportional amount of any accrued interest owing, plus a proportional amount of any accrued interest we owe you on the amount that was being held in the Loan Collateral Account. Your repayment will be credited first to the fixed-rate option, up to the amount that was deducted for your loan, then into the variable investment options according to your current allocation instructions. The amount credited to the fixed-rate option will earn the interest rate in effect at that time.

Transfers under your policy that are made in connection with policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than unscheduled payments.


                                                                  --------------
SPECIAL FEATURES                                                  PROSPECTUS  49
                                                                  --------------

If, on any monthly date, you owe more in loans and interest than your cash surrender value, we will notify you that a loan repayment is required for your policy to remain in force. Your policy will lapse 31 days after the default date set out in our notice if we do not receive a loan repayment equal to the policy debt minus 90% of the cash surrender value.

If the insured dies after we have sent this notice, but before the 31 days are up, we will pay the beneficiary the death benefit proceeds, minus any policy debt and unpaid interest.

Decreasing the face amount
--------------------------------------------------------------------------------

After the first policy year, you may request a reduction in the face amount of your policy, which is the guaranteed minimum amount your policy will pay at death or maturity.

DECREASING THE FACE AMOUNT

After the first policy year, you may request a reduction in your policy's face amount, which is the guaranteed minimum amount your policy will pay at death or maturity. To do this we require that:

o     you make your request in writing and we receive it at our executive office

o     the insured is alive when we receive your request

o the reduction is at least $5,000 unless it is caused by a partial withdrawal, in which case the partial withdrawal rules apply, and

o the new face amount is not lower than our minimum face amount, currently $100,000.

We reduce your face amount on the monthly date coinciding with or next following the date we approve your request. We do not deduct a surrender charge from your policy account value if you decrease your face amount. Since we do not deduct a surrender charge upon decrease, the surrender charge does not change.

A partial withdrawal may also result in a reduction in your policy's face amount. See Partial Withdrawals.

--------------
50  PROSPECTUS                                                  SPECIAL FEATURES
--------------
Your death benefit option will determine how your policy is affected by a reduction in the face amount due to a partial withdrawal:

o under Option 1, a partial withdrawal will typically cause an immediate reduction in your policy's face amount


o under Option 2, a partial withdrawal will not reduce your policy's face amount. However, the amount of your death benefit will decline with each partial withdrawal.


When you reduce your policy's face amount, we reduce the premiums, benefits and certain charges that are calculated using the face amount. These include:

o     your basic scheduled premium


o     your policy's benchmark values and tabular values

o     policy account value

o your monthly deduction for cost of insurance and the guaranteed minimum death benefit


o     the variable insurance amount, and

o any additional rider coverage (if the resulting death benefit for a rider is less than the minimum issue amount, we will terminate the rider).

We will send you new policy pages reflecting the changes resulting from your reduction in the face amount.

Reducing the face amount of your policy may have tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. See Tax considerations.

You cannot increase the face amount of your Park Avenue Life policy.

Partial withdrawals
--------------------------------------------------------------------------------

After the first year of your policy, you may withdraw part of your policy's cash surrender value. The minimum partial withdrawal is $500.

PARTIAL WITHDRAWALS

After the first policy year, you may withdraw part of your policy's cash surrender value. You must make your request for withdrawal in writing, and the insured must be alive when you make the withdrawal. The minimum partial withdrawal is $500.

If we approve your request, it will be effective as of the business day we receive it at our customer service office. The proceeds will normally be paid within seven days of the time we receive your request. We will only approve or process a partial withdrawal if, after giving effect thereto:

o your cash surrender value is greater than the adjusted interpolated benchmark value, and

o     your policy would have a positive unloaned cash surrender value.

We will tell you if you do not satisfy these conditions.


                                                                   -------------
SPECIAL FEATURES                                                   PROSPECTUS 51
                                                                   -------------

For the purpose of making partial withdrawals only:

o for withdrawals on a policy anniversary, the adjusted benchmark value is the benchmark value on your policy anniversary, plus the amount of your basic scheduled premium payable during the guaranteed premium period for the current face amount of your policy

o for withdrawals on other dates the adjusted interpolated benchmark value is determined by linear interpolation between the adjusted benchmark value on your last policy anniversary and the benchmark value on your next policy anniversary.

o if you make a partial withdrawal on a policy anniversary, the adjusted interpolated benchmark value is equal to the adjusted benchmark value.

We reserve the right to limit the number of partial withdrawals to 12 in a policy year.

We will deduct the amount of your withdrawal as follows:

o     first, from the variable investment options that you specify

o if this amount is insufficient to meet your withdrawal request plus applicable charges, or you have not specified a particular variable investment option, then proportionately from the other variable investment options in which your policy is invested

o if these amounts are still insufficient to meet your withdrawal request, the remainder of the withdrawal will be deducted from your policy account value in the fixed-rate option.

A partial withdrawal will reduce your policy account value by the amount of the partial withdrawal. In addition the face amount will be reduced by the amount of any partial withdrawal that exceeds the reduction-free partial withdrawal amount. So if you wish to make a partial withdrawal that does not reduce your face amount, you should make a reduction-free partial withdrawal. The amount of your reduction-free partial withdrawal depends on the death benefit option in effect and is calculated as shown below. Any reduction-free partial withdrawal will reduce the term rider face amount, if applicable. See Primary insured term rider and Decreasing the face amount.

We will calculate the reduction-free partial withdrawal amount as of the close of business on the date we receive your request. This amount will be affected by which death benefit option you have chosen.

If you have chosen death benefit Option 1, the maximum reduction-free partial withdrawal amount is the greater of zero, or:

o     your policy account value, minus

o your policy's face amount multiplied by the interpolated net single premium outlined in your policy.


-------------
52 PROSPECTUS                                                   SPECIAL FEATURES
-------------

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

The tax consequences of making partial withdrawals are discussed under Tax considerations.

SURRENDERING YOUR POLICY

You may surrender your policy for its net cash surrender value while the insured is alive. We will calculate your policy's net cash surrender value on the business day we receive your written request, which must include your policy, or an acceptable affidavit confirming that you've lost your policy, at our customer service office. Your policy's net cash surrender value will normally be paid within seven days of the time we receive your request. Your policy's net cash surrender value will be calculated as follows:

o your policy account value, including any amount held in the Loan Collateral Account, minus

o     any surrender charge, minus

o     any outstanding policy debt, plus

o any policy premium assessments that you have paid beyond the next monthly date

Surrendering your policy
--------------------------------------------------------------------------------

You may surrender your policy for its net cash surrender value while the insured is alive. Your policy's net cash surrender value will normally be paid within seven days of the time we receive your request.


Example

Surrender in policy year 5
--------------------------------------------------------------------------------
Male insured,  Age 35
--------------------------------------------------------------------------------
Preferred Plus Premium Class
--------------------------------------------------------------------------------
Face Amount: $250,000
--------------------------------------------------------------------------------
Annual Policy Premium: $2452.50
--------------------------------------------------------------------------------
Assuming 6% hypothetical gross return: (5.13% net return)
(See Appendix A)
--------------------------------------------------------------------------------

Policy Account Value                                         $9,009.66
----------------------------------------              --------------------------
Surrender Charge                                              1,227.50
----------------------------------------              --------------------------
Policy Debt                                                          0
----------------------------------------              --------------------------
Pre-paid Policy Premium Assessments                                  0
----------------------------------------              --------------------------
Net Cash Surrender Value                                     $7,782.16
--------------------------------------------------------------------------------


All insurance coverage will end on the day we calculate your policy's net cash surrender value. For a discussion of the tax consequences of surrendering your policy, see Tax considerations.


                                                                   -------------
SPECIAL FEATURES                                                   PROSPECTUS 53
                                                                   -------------

Transfers between the investment options
--------------------------------------------------------------------------------

You may ask us to transfer your policy account value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

TRANSFERS BETWEEN THE INVESTMENT OPTIONS

You may ask us to transfer your policy account value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the business day on which we receive your instructions, either in writing or by telephone. You can request a transfer by writing to our customer service office or by calling 1-800-935-4128. Written requests that are received after 4:00 p.m. New York time will be effective on the next business day. Before you can request transfers over the telephone, you must first send us a written authorization form.

Your policy account value may not be invested in more than seven of our allocation options at any one time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower. You may request transfer of a percentage of a variable investment option or a dollar amount. If expressed as a percentage, the percentage must be a whole number. If you make more than twelve transfers within a policy year, we reserve the right to charge you $25 for each additional transfer. We also reserve the right to limit you to one transfer every 30 days. We do not currently charge for additional transfers. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

We will accept transfer instructions by telephone between 9:00 a.m. and 3:30 p.m. New York time on each business day. We will ask callers to provide identification and a personal security code for the policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, you bear the risk of any losses caused by unauthorized or fraudulent telephone transactions.

The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your policy account value out of the fixed-rate option once each policy year. We must receive your request within 30 days of your policy anniversary. If we receive your request in the 30 days before your policy anniversary, we will make the transfer on your policy anniversary. If we receive your request in the 30 day period after your policy anniversary, we will make the transfer on the business day we receive your request. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.


-------------
54 PROSPECTUS                                                   SPECIAL FEATURES
-------------

When you request a transfer from the fixed-rate option, the amounts that you have held in the fixed-rate option longest will be withdrawn first.

The maximum that you may transfer out of the fixed-rate option each policy year is either 33 1/3% of your allocation in the fixed-rate option on the policy anniversary on or immediately preceding the date of transfer, or $2,500, whichever is higher. If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

Dollar cost averaging
--------------------------------------------------------------------------------

Under this option, you transfer the same dollar amount from The Guardian Cash Fund to a particular variable investment option or options each month, over a period of time. Dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made, but cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from The Guardian Cash Fund to a particular variable investment option or options each month, over a period of time. Using dollar cost averaging, you purchase more units in the variable investment options when their share prices are low, and fewer units when prices are higher. In this way, dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made, but cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

The amount of your monthly transfer under this option must be at least $100 for each variable investment option you wish to invest in. Amounts will be transferred automatically on each monthly date from The Guardian Cash Fund into the variable investment option or options you have chosen.

Before the program can begin, you must submit an authorization form.

We will stop your dollar cost averaging program when:

o the period of time listed on your dollar cost averaging authorization form ends, or

o your policy account value in The Guardian Cash Fund is insufficient to cover your monthly investment in the variable investment options you have chosen. If this happens we will divide what you do have in the variable investment option investing in The Guardian Cash Fund among the variable investment options you have chosen, leaving a balance of zero in The Guardian Cash Fund

o you tell us in writing to end the program, and we receive this notice at least three days before the next monthly date

o     your policy lapses or you surrender it, or

o     a policy value option takes effect.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at least three days before your policy's next monthly date.


                                                                  -------------
SPECIAL FEATURES                                                  PROSPECTUS 55
                                                                  -------------

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under Death benefit options, and is payable when we receive proof that the insured has died while the policy was in effect. It will include:

o     the death proceeds based on the death benefit option you have chosen, plus

o any policy premium assessments paid for coverage beyond the monthly date after the insured's death, plus

o the proceeds of any coverage you have added to your policy through riders, minus

o     any outstanding policy debt.

If your policy premium is overdue and the insured dies during the grace period, we will calculate the death benefit as though the premium had been paid when due and then deduct any due and unpaid policy premium through the policy month of the insured's death.

If the person insured is attained age 100 or older at death, the death proceeds will be the policy account value minus any policy debt as of the date of death.

The death proceeds paid to the beneficiaries may also be adjusted if:

o     the age or sex listed on the policy application is incorrect,

o the insured commits suicide within two years of either the policy's issue date, or the date a change in the death benefit from Option 1 to Option 2 (but only for any increase in the death benefit over your policy's face amount that was a result of the change) takes effect, or

o     there are limits imposed by riders to the policy.

The amount of all other transactions will be calculated at the end of the business day on which we receive the necessary instructions, information or documentation at our customer service office.

If the proceeds are being taken from your policy account value in the variable investment options, we will normally pay proceeds within seven days of receiving the necessary information. However, we may delay any transfers, loans or other payments made from the variable investment options when:

o the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted,

o the Securities and Exchange Commission determines that a state of emergency exists, making policy transactions impracticable, or

o     when one or more of the mutual funds corresponding to the variable


-------------
56 PROSPECTUS                                                  SPECIAL FEATURES
-------------
      investment options legally suspends payment or redemption of their shares

If the proceeds are from your policy account value in the fixed-rate option, they will normally be paid promptly once we have received the necessary information. However, we may delay any transfers, loans or other payments made from the fixed-rate option for up to six months from the date of your request. If we do this, we will pay interest of at least 3% per year on payments that we delay for 30 days or more. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See Transfers from the fixed-rate option.

Policy value options
--------------------------------------------------------------------------------

Policy value options allow you to continue insurance coverage with a reduced amount of insurance if your policy has lapsed but has a cash surrender value. If you choose to continue coverage under a policy value option, you have three choices, as described in the accompanying text.


POLICY VALUE OPTIONS


Policy value options allow you to continue insurance coverage with a reduced amount of insurance if your policy has lapsed but has a cash surrender value. Your other options in this situation are to:

o request payment of your net cash surrender value, in which case your insurance coverage will end, or

o     reinstate your policy, by following the required conditions (see
      Reinstatement).


If you choose to continue coverage under a policy value option, you have three choices, as described below. Each option has certain restrictions and offers a different level of coverage. Contact your agent or us for details.

Policy Value Option A (non-participating fixed benefit extended term insurance) is the automatic option if you do not request payment of your net cash surrender value, reinstate your policy, or choose another option. It provides coverage for a limited term. It is not available if your policy was issued in premium class 3 or higher, if we have imposed temporary rating charges, or if your policy does not have a positive net cash surrender value. No further premiums will be due, no unscheduled payments or partial withdrawals will be permitted and no further monthly deductions will be taken when Option A is in force.

Policy Value Option B (non-participating fixed reduced paid up insurance) will be used if you do not qualify for Option A, or if Option B would provide the same or greater insurance coverage than Option A. It provides lifetime coverage. If this option is used, the net cash surrender value of your policy is transferred irrevocably to the fixed-rate option. No further premiums will be due and no unscheduled payments are permitted under Policy Value Option B. We will deduct the monthly cost of insurance charge from the fixed-rate option when Option B is in force.

The initial death benefit is the sum of the cash surrender value and any outstanding policy loan that is repaid on the default date, divided by the interpolated net single premium as shown in the table of net single premiums in your policy.



                                                                  -------------
SPECIAL FEATURES                                                  PROSPECTUS 57
                                                                  -------------

Policy Value Option C (non-participating variable reduced paid-up insurance) continues coverage for the lifetime of the insured. Because this option allows you to invest in both the variable and fixed-rate investment options, your death benefit may reflect the performance of the variable investment options.

The initial death benefit is the sum of the cash surrender value and any outstanding policy loan that is repaid on the default date, divided by the interpolated net single premium as shown in the table of net single premiums in your policy.

The death proceeds payable under this option will equal (1) divided by (2); less
(3), where:

o (1) is $1000 multiplied by the cash value on the monthly date preceding the date of death;

o     (2) is the interpolated net single premium for the insured's attained age;

o     (3) is any outstanding policy debt on the date of death.

Partial withdrawals between the monthly date and date of death will reduce the death benefit under this option by the amount of the partial withdrawal

To qualify for this option, the insured under your policy must have been in a standard or better premium class when the policy was issued, the policy must have been in force for at least one policy year, and your cash surrender value must be at least $10,000 on the default date. If you apply for Option C and do not qualify, you will be provided coverage under Policy Value Option B.


Under Option C, you may continue to make transfers among the variable investment options and the fixed-rate option, as with your original Park Avenue Life policy. Unlike your original policy, this option does not have a guaranteed minimum death benefit. If your variable investment options perform poorly, or if you take partial withdrawals or loans from Option C, the death benefit may be reduced or eliminated. If the cash value of your policy declines to zero, there will be no death benefit and this option will lapse.

You do not make premium payments and you cannot make unscheduled payments under Option C. We will deduct the monthly cost of insurance charge, any loan interest charges, and any transfer charges, from the value of your Option C policy. If your policy had outstanding loans or interest when it lapsed, you may ask us to deduct these from the value of the investments held in your policy before we transfer your investments to the fixed rate option. If you choose not to repay any outstanding loans or interest when this option takes effect, or if you take out new loans, these will be governed by your Park Avenue Life policy's rules regarding policy loans.


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58 PROSPECTUS                                                  SPECIAL FEATURES
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

Surrendering a policy value option
--------------------------------------------------------------------------------

You may surrender a policy value option for its current net cash surrender value if the insured is still alive. The amount that you will receive is based on your option's cash value minus any outstanding policy debt.

Surrendering a policy value option

You may surrender a policy value option for its current net cash surrender value if the insured is still alive. The amount that you will receive is based on your option's cash value minus any outstanding policy debt. The cash values for the different policy value options are calculated as follows:

o for Option A the cash value is the then present value of insurance currently provided

o for Option B the cash value is the total value of the fixed-rate option and the Loan Collateral Account


o for Option C the cash value is the total value of the fixed-rate and variable investment options, and the Loan Collateral Account

Any additional benefit riders attached to this policy are disregarded in computing the values of these options unless otherwise stated in the rider.



                                                                  -------------
SPECIAL FEATURES                                                  PROSPECTUS 59
                                                                  -------------

Exchanging a policy
--------------------------------------------------------------------------------

You may exchange all or a portion of your policy for a level premium fixed-benefit whole life policy issued by us or one of our affiliates, without having to prove that the insured meets our insurance requirements.

EXCHANGING A POLICY

Exchange for Fixed-Benefit Whole Life Insurance Option

At any time prior to the later of the insured's 70th birthday or the second policy anniversary, you have the right to exchange all or a portion of your policy for a level premium fixed-benefit whole life policy issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements. Once exercised, this right terminates. Under the new policy, your policy value will be held in the issuer's general account. The face amount of the new policy cannot exceed the face amount of this policy on the date you make the exchange nor be less than the minimum face amount under GIAC's or its affiliate's rules. If you exchange a portion of the face amount, the face amount remaining must meet GIAC's minimum face amount requirements. The insured's age when the Park Avenue Life policy took effect will also be carried over. Before you can make any exchange, however, you must repay any outstanding policy debt on your Park Avenue Life policy, and all due policy premiums must be paid. See your policy for details.

The exchange may result in a cost or credit to you. On or before the fifth policy anniversary, the exchange cost or credit is the greater of (a) or (b) where:

o (a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the policy date), less any dividends that would have been paid, with an annual interest rate of 6%, less the pro-rata portion of the policy premiums for this policy paid for this policy to the date of the exchange accumulated at an annual interest rate of 6%; and

o (b) is the cash value of the new policy, less the pro-rata portion of this policy's net cash surrender value on the exchange date applicable to the face amount exchanged.

After the fifth policy anniversary, the exchange cost is equal to the cash value of the new policy less the pro-rata portion of this policy's net cash surrender value on the exchange date applicable to the face amount exchanged.

If this amount is greater than zero, you must pay the exchange cost to the issuing company. If this amount is less than zero, the issuing company will pay an exchange credit to you, or may permit you to purchase paid-up additions on the new policy.

The new policy will be issued and effective either on the business day that we receive your written exchange request at our customer service office along with your policy, or on the date that any exchange cost is received by the issuer of your new policy, whichever is later.

Additional rider benefits are available only if you provide the issuer of your new policy with satisfactory evidence of insurability for the


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60 PROSPECTUS                                                  SPECIAL FEATURES
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

insured, and will be subject to the issuing company's rules on the exchange date.

You should consult with legal and tax advisers before exchanging your policy.

Payment options
--------------------------------------------------------------------------------

You have several payment options for the death or surrender proceeds from your policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options specified in the accompanying text.

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options listed below. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries may choose the payment options, up to one year after the insured's death. If you are surrendering your policy, you have 60 days after the proceeds of your policy become payable within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50.

The proceeds of your policy must be paid to a "natural person". Payments will not be made to his or her estate if they die before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens.

The proceeds that we hold in order to make payments under one of the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option.

Under Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.


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SPECIAL FEATURES                                                  PROSPECTUS 61
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

Under Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Option 3, we will make monthly payments for a specified number of years. The amount of the minimum payments will include interest at 3% per year.

Under Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees. The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6, as well as the amount we pay if the payee cancels a payment option.


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62 PROSPECTUS                                                  SPECIAL FEATURES
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

--------------------------------------------------------------------------------
TAX CONSIDERATIONS
--------------------------------------------------------------------------------

THIS DISCUSSION of tax considerations for your Park Avenue Life policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of the federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your policy is in force. If you are interested in purchasing a policy, taking a policy loan or effecting policy transactions, you should consult a legal or tax adviser regarding your particular circumstances.

--------------------------------------------------------------------------------

Tax status
--------------------------------------------------------------------------------

To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in
Section 7702 of the Internal Revenue Code.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a policy, particularly so with respect to policies issued on an insured who does not meet our standard insurance requirements. Nevertheless, we believe it is reasonable to conclude that your policy should satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to modify the policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Park Avenue Life policy, such as your flexibility to allocate premiums and the policy account value, have not been explicitly addressed in published rulings. While we believe that the policy does not give policyowners investment control over the Separate Account's assets, we reserve the right to modify the policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the policy.

In addition, the Code requires that the investments of the investment divisions of our Separate Account be "adequately diversified" in order for the policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

The following discussion assumes that the policy will qualify as a life insurance contract for Federal income tax purposes.


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TAX CONSIDERATIONS                                                PROSPECTUS 63
                                                                  -------------

Treatment of policy proceeds
--------------------------------------------------------------------------------

We believe that the death benefits under your policy should generally be excludable from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your policy will not be taxed federally unless you make a withdrawal before the insured dies.

TREATMENT OF POLICY PROCEEDS

We believe that the death benefits under your policy should generally be excludable from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is not subject to federal income tax, but may be subject to federal estate taxes or generation skipping taxes. The tax consequences of continuing the policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the insured's 100th year.

Partial withdrawals, surrenders and policy loans all result in money being taken out of your policy before the insured dies. How this money is taxed depends on whether your policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. You should consult with a competent tax adviser to determine whether a policy transaction will cause your policy to be classified as a modified endowment contract.

If your policy is not considered a modified endowment contract:

o money that you withdraw from your policy will generally be taxed only if the total that you withdraw exceeds your "basis" in the policy - which is generally equal to the total amount that you have paid in premiums. The difference between what you have put in and what you take out will be taxed as ordinary income. When you withdraw money from your policy, your basis is reduced by any amount withdrawn that is not taxed

o if you surrender your policy, you will generally be taxed only on the amount by which the value of your policy, including any policy debt, is greater than your basis in the policy. The tax consequences of surrendering your policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible

o policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your policy lapses while you have an outstanding policy loan, you may have to pay tax on the amount that you still owe to your policy. The tax consequences of a policy loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small. You should consult a tax adviser regarding these consequences.


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64 PROSPECTUS                                                TAX CONSIDERATIONS
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

If your policy is considered a modified endowment contract:

o all distributions other than death benefits, including partial withdrawals, surrenders, assignments and policy loans, will be treated first as distributions of gain taxable as ordinary income, and as a tax free recovery of basis only after all the gain in the contract has been distributed

o all modified endowment contracts owned by you and issued by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution

o a 10% penalty tax will also apply to any taxable distribution unless it is made to a taxpayer who is 59 1/2 years of age or older; is attributable to a disability; or is received as substantially equal periodic payments made over the life of the taxpayer, or the life of the taxpayer and a beneficiary.

If a policy becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another, as long as the same person is being insured (a change of the insured under a policy is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. Your policy may also lose any "grandfathering" privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. You should consult with a tax adviser if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to policies and their riders where necessary to attempt to ensure: (i) that they continue to qualify as life insurance under the Internal Revenue Code, and (ii) that policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators.

Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your Park Avenue Life policy, please consult a legal or tax adviser.


                                                                  -------------
TAX CONSIDERATIONS                                                PROSPECTUS 65
                                                                  -------------

Transfer taxes
--------------------------------------------------------------------------------

If you are both the policyowner and the insured, the death benefit under your Park Avenue Life policy will generally be included in the value of your gross estate for federal estate tax purposes. If the beneficiary of the policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

If you are both the policyowner and the insured, the death benefit under your Park Avenue Life policy will generally be included in the value of your gross estate for federal estate tax purposes. If you are not the insured, the value of the policy will be included in your gross estate.

Also, if the beneficiary of the policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed on the death benefit.

The individual situation of a policyowner or beneficiary will determine how the ownership of a policy or the receipt of policy proceeds will affect their tax situation. Because the rules are complex, a legal or tax adviser should be consulted for specific information.

OTHER TAX CONSEQUENCES

Park Avenue Life policies can be used in various ways, including:

o     as non-qualified deferred compensation or salary continuance plans

o     in split-dollar insurance plans

o as part of executive bonus plans, retiree medical benefits plans, or other similar plans.

The tax consequences of these plans will vary depending on individual arrangements and circumstances. We recommend that anyone considering buying a Park Avenue Life policy with the expectation of favorable tax consequences should consult with a qualified tax adviser before investing.

In addition, new rules have recently been passed by Congress relating to life insurance owned by businesses. Any business should consult with a qualified tax adviser before buying a policy, and before making any changes or transactions under the policy.

Tax Shelter Regulations. Prospective policyowners that are corporations should consult a tax advisor about the treatment of the policy under the temporary and proposed regulations applicable to corporate tax shelters.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the policy or the proceeds of a policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax.


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66 PROSPECTUS                                                TAX CONSIDERATIONS
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

Possible tax law changes
--------------------------------------------------------------------------------

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

GIAC'S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account. The operations of the Separate Account are reported on our federal income tax return, which is then consolidated with that of our parent company, Guardian Life.

We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the policy.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation skipping transfer taxes unless you tell us in writing that these taxes are not required.


                                                                  -------------
TAX CONSIDERATIONS                                                PROSPECTUS 67
                                                                  -------------

Assigning policy rights
--------------------------------------------------------------------------------

You may assign the rights under your Park Avenue Life policy to another person or business, subject to certain restrictions discussed in the accompanying text.

ASSIGNING THE RIGHTS TO YOUR POLICY

You may assign the rights under your Park Avenue Life policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, the entity or person to whom you are assigning your rights, and your policy's beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the assignment of your policy's rights is legally valid.

The entity or person to whom you assign your rights may exercise all rights granted under the policy except the right to:

o    change the policyowner or beneficiary

o    change a payment option,

o direct where your net premiums will be invested or make transfers among the fixed-rate and variable investment options.

VOTING RIGHTS

As explained in The variable investment options, we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds' shareholders.

Where we are required to by law, we will vote fund shares based on the instructions we receive from Park Avenue Life policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund's directors, part of your policy account value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders' meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund, by the net asset value of the variable investment option's shares on that date.


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68 PROSPECTUS                                        RIGHTS AND RESPONSIBILITIES
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

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund's investment adviser, its advisory contract, or its investment objectives or policies, we may disregard policyowners' voting instructions, if the law allows us to do so. If the change affects the investment adviser or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund's investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See Rights reserved by GIAC. If a vote is required, you will be given one vote for every $100 of your policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners.

You do not have the right to vote on the operations of the fixed-rate option.

Incontestability
--------------------------------------------------------------------------------

Generally, we cannot challenge your policy once it is in force, or has been reinstated, for two years, provided you have paid your premiums when they are due.

LIMITS TO GIAC'S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, we cannot challenge your policy once it is in force, or has been reinstated, for two years, provided you have paid your premiums when they are due. If you change your policy's death benefit from Option 1 to Option 2, we have two years to challenge any increase in the death benefit that results from this change. If we are successful in our challenge, your death benefit will revert to what it would have been under Option 1.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the policy and any rider premium payment, using the correct age or sex. Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the Park Avenue Life policy with the same benefits for men and women.


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RIGHTS AND RESPONSIBILITIES                                       PROSPECTUS 69
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

Suicide exclusion

If the insured commits suicide within two years of the policy's issue date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of i) the net cash surrender value as of the date of death, or ii):

o     the policy premiums paid, plus

o     any unscheduled payments made, minus

o     any policy debt, minus

o     any partial withdrawals and any related charges.

If the insured commits suicide within two years of an increase in your policy's death benefit due to a change from Option 1 to Option 2, the death benefit will be limited to the original death benefit under Option 1, plus the additional cost of insurance charges paid for the increased death benefit.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of Park Avenue Life policyowners and their beneficiaries, or are appropriate for the policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

o     operating the Separate Account in any form permitted by law

o taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act

o     de-registering the Separate Account under the 1940 Act

o transferring the assets from one division of the Separate Account into other divisions, or to one or more Separate Accounts, or to our general account, and adding, combining, or removing investment divisions in the Separate Account

o substituting the shares of one mutual fund held through the Separate Account for shares of a different class in the same mutual fund, shares of a different mutual fund, or any other investment allowed by law

o adding to, suspending or eliminating your ability to direct how your net premiums are invested, or to transfer your investments among the variable investment options or the fixed-rate option

o changing the way we make deductions or collect charges, consistent with the limits outlined in the policy


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70 PROSPECTUS                                                TAX CONSIDERATIONS
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

o changing the policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the policy

o making any changes necessary to the policy so that it conforms with any action we are permitted to take.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See Transfers.

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your policy by returning it with a written cancellation notice to either our executive office or the agent from whom you bought the policy. You must do this within the later of:

o     10 days of receiving your policy, or

o     45 days of signing Part 1 of your completed policy application

Longer periods may apply in some states. If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums and unscheduled payments you have made towards your policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.


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TAX CONSIDERATIONS                                                PROSPECTUS 71
                                                                  -------------

--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICY AND OTHER CONTRACTUAL ARRANGEMENTS

We have an agreement with Guardian Investor Services Corporation (GISC) for GISC to act as the principal underwriter of Park Avenue Life policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GISC is a broker-dealer registered under the Securities and Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. Under this agreement we paid through GISC for the sale of products issued by the Separate Account a total of $2,603,576 in 1997, $3,193,282 in 1998 and $3,511,369 in 1999. GISC is a New York corporation organized on August 9, 1968.

Agents and commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GISC, or of broker-dealer firms which have entered into agreements with GIAC and GISC to sell Park Avenue Life policies, including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC. Our agents receive a maximum sales commission of:


o     50% of the policy premium payable for the first policy year, then


o     5% of the policy premiums paid for policy years two through ten.


o     2% of the policy premiums paid thereafter


In addition, GIAC pays a commission of no more than:


o     2.85% of each unscheduled payment in the first policy year

o     3% of each unscheduled payment in policy year two through ten, and


o     2% of any unscheduled payments thereafter.

We may also compensate our agents in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Park Avenue Life policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.


-------------
72 PROSPECTUS                                                 OTHER INFORMATION
-------------

Other agreements

We have entered into several other agreements, including:

o an agreement with Value Line, Inc. under which we are compensated for marketing the Value Line Centurion Fund and the Value Line Strategic Asset Management Trust to our policyowners


o agreements with MFS, AIM, Fidelity, Davis and Janus Capital under which we are compensated for certain distribution and/or administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management. We may receive 12b-1 fees from the funds.


SPECIAL PROVISIONS FOR
GROUP OR SPONSORED
ARRANGEMENTS

Where state insurance laws allow us to, we may sell Park Avenue Life policies under a group or sponsored arrangement.

A group arrangement is one in which a group of individuals is covered under a single policy. This might be arranged, for example, by an employer, a trade union, or a professional association.

A sponsored arrangement is one in which we are allowed to offer members of a group, such as employees of a company or members of an association, insurance policies on an individual basis.

We may reduce or eliminate certain deductions and charges outlined in this prospectus for policies bought under group or sponsored arrangements including policies issued in connection with certain business insurance arrangements. We may, for instance, sell policies without surrender charges and/or with reduced or eliminated fees and charges to employees, officers, directors and agents of Guardian Life and its subsidiaries and their immediate family members. We may reduce or waive policy charges and deductions in accordance with the rules in effect as of the date an application for a policy is approved.

Communications we'll send you

Shortly after your policy anniversary each year, we will send you an updated statement showing the following information:

o     the amount of your current death benefit

o the instructions we have on file regarding where to invest your net premiums, and how much you have invested in each of the investment options

o your policy account value, cash surrender value, net cash surrender value, and benchmark value

o the amount you have paid in policy premiums and unscheduled payments, and the charges that we have deducted, since the last policy anniversary

o a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement

o     the total of any outstanding policy debt that you owe us, and

o     the interest rate for investments held in the fixed-rate option.

Twice a year we will also send you reports containing the financial statements of the mutual funds and the Separate Account through which you invest in these funds. Of these reports, the annual reports will contain audited financial statements.

We will confirm in writing receipt of your policy premiums and any unscheduled payments, transfers or other transactions. We will also write you to request a premium or loan repayment to keep your policy in force.


                                                                  -------------
OTHER INFORMATION                                                 PROSPECTUS 73
                                                                  -------------

In addition, GIAC may permit groups and persons purchasing under a sponsored arrangement to apply for simplified issue and multi-life underwriting. To qualify for a reduction in the policy's charges or deductions certain criteria must be met. These may include:

o     the size of the group

o     the expected number of participants

o     the expected amount of premium payments

o     the expected number of policies to be issued

o     the amount of coverage.

The amount of any reduction in charges or deductions and the criteria to qualify for a reduction will reflect our reduced cost of selling and/or maintaining the policies in group or sponsored arrangements.

From time to time we may change the amount of any reduction in charges or deductions, or the criteria that a group must meet to qualify for these reductions. Any change will be made on a non-discriminatory basis.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The Park Avenue Life policy estimates different risks for men and women in establishing a policy's premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying Park Avenue Life policies in connection with insurance or benefits programs should consult with their legal advisers to determine if the policy is appropriate for this purpose.

ADVERTISING PRACTICES

In our advertisements and sales materials for Park Avenue Life policies we may include:

o articles or reports on variable life insurance in general, or Park Avenue Life specifically, and any other information published in business or general information publications

o relevant indices or rankings of investment securities or similar groups of funds

o comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies, and

o comparisons with other investments, including those guaranteed by various governments.


-------------
74 PROSPECTUS                                                 OTHER INFORMATION
-------------

We may use the past performance of the variable investment divisions and funds to promote the policies. These data are not indicative of the future performance of the funds or the policies, or the investment experience of individual policyowners.

We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GISC and others in the investment industry. We may also refer to past, current, or prospective economic trends and investment performance, and any other information that may be of interest.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards for sales and service of individually sold life insurance and annuities.


LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings that would threaten our financial position or that of the Separate Account.


REGISTRATION STATEMENT

We have omitted some information from this prospectus, which is contained in our registration with the Securities and Exchange Commission (SEC), relating to the Separate Account and the Park Avenue Life policy. You can obtain this information by contacting the SEC's main office in Washington, DC, and paying the required fee.


                                                                  -------------
OTHER INFORMATION                                                 PROSPECTUS 75
                                                                  -------------

FINANCIAL STATEMENTS

The GIAC consolidated basis financial statements contained in this prospectus should only be used to determine our ability to meet our obligations under the Park Avenue Life policies, and not as an indication of the investment experience of the Separate Account.

FINANCIAL AND ACTUARIAL EXPERTS

The consolidated financial statements of GIAC as of December 31, 1999 and December 31, 1998 and for each of the three years in the period ended 1999 and financial statements of the Separate Account as of December 31, 1999 and for the period ended December 31, 1999 and 1998 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP is located at 1177 Avenue of the Americas, New York, New York 10036. Other financial statements included in this prospectus are unaudited.

The actuarial matters contained in this prospectus have been examined by Charles
G. Fisher, FSA, Vice President and Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.


-------------
76 PROSPECTUS                                                 OTHER INFORMATION
-------------

GIAC'S MANAGEMENT

The directors and officers of GIAC are named in the following table together with information about their principal occupations and affiliations during the past five years. The business address of each director and officer is 7 Hanover Square, New York, New York 10004. The "Guardian Fund Complex" referred to in the biographical information is comprised of (1) The Guardian Variable Contract Funds, Inc. (2) The Guardian Bond Fund (3) The Guardian Cash Fund (4) The Park Avenue Portfolio (a series trust that issues its shares in nine series) and (5) GIAC Funds, Inc. (a series fund that issues its shares in three series).

Name                    Title               Business History
------------------------------------------------------------------------------------------------------------------------------------
Joseph A. Caruso        Vice President      Vice President and Corporate Secretary, The Guardian Life
                        and Secretary       Insurance Company of America 3/96-present; Second Vice President and Corporate Secretary 1/95-2/96; Vice President and Secretary,
                                            Guardian Investor Services Corporation, Secretary, Guardian Asset
                                            Management Corporation, Guardian Baillie Gifford Limited, Park Avenue
                                            Securities LLC and various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Philip H. Dutter        Director            Management Consultant (self-employed). Director of The Guardian Life
                                            Insurance Company of America 3/88-present. Director of Guardian
                                            Investor Services Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Earl C. Harry           Treasurer           Treasurer, The Guardian Life Insurance Company of America 11/96-present.
                                            Assistant Treasurer prior thereto. Treasurer of Guardian Investor Services
                                            Corporation, Park Avenue Securities LLC and Guardian Asset Management
                                            Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Arthur V. Ferrara       Director            Retired. Former Chairman of the Board and Chief Executive Officer, The
                                            Guardian Life Insurance Company of America 1/93-12/95; Director 1/81-present.
                                            Director (Trustee) of Guardian Investor Services Corporation, Guardian Asset
                                            Management Corporation, Gabelli Capital Asset Fund, Park Avenue LLC and various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Charles G. Fisher       Vice President      Second Vice President and Actuary, The Guardian Life Insurance Company of
                        and Actuary         America.
------------------------------------------------------------------------------------------------------------------------------------
Leo R. Futia            Director            Retired. Former Chairman of the Board and Chief Executive Officer, The
                                            Guardian Life Insurance Company of America; Director 5/70-present. Director
                                            (Trustee) of Guardian Investor Services Corporation, Park Avenue Securities LLC
                                            and various mutual funds within the Guardian Fund Complex. Director (Trustee) of various mutual funds sponsored by Value Line, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Peter L. Hutchings      Director            Executive Vice President and Chief Financial Officer, The Guardian Life
                                            Insurance Company of America 5/87-present. Director of Guardian Investor
                                            Services Corporation, Park Avenue Securities LLC and Guardian Asset Management
                                            Corporation.
------------------------------------------------------------------------------------------------------------------------------------


                                                                  -------------
OTHER INFORMATION                                                 PROSPECTUS 77
                                                                  -------------

Name                    Title               Business History
------------------------------------------------------------------------------------------------------------------------------------

Frank J. Jones          Executive Vice      Executive Vice President and Chief Investment Officer, The Guardian Life
                        President,          Insurance Company of America, Director, Guardian Investor Services
                        Chief Investment    Corporation, Guardian Baillie Gifford Limited, Park Avenue Securities LLC;
                        Officer, and        Director and President Guardian Asset Management Corporation. Executive Vice
                        Director            President, GIAC Funds, Inc. Officer of various mutual funds within the
                                            Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Edward K. Kane          Executive           Executive Vice President, The Guardian Life Insurance Company of America
                        Vice President      1/97-present; Senior Vice President and General Counsel prior thereto.
                        and Director        Director, Guardian Asset Management Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Bruce C. Long           Director and        Senior Vice President, The Guardian Life Insurance Company of America,
                        Executive Vice      9/99-present; President, New England Annuities, 2/94-6/99. Director and
                        President, Equity   President, Guardian Investor Services Corporation; Director, Guardian Baillie
                        Products            Gifford Limited.
------------------------------------------------------------------------------------------------------------------------------------
Frank L. Pepe           Vice President      Vice President and Controller, Equity Products, The Guardian Life Insurance
                        and Controller      Company of America 1/96-present; Second Vice President and Controller,
                                            Equity Products prior thereto. Vice President and Controller of Guardian
                                            Investor Services Corporation. Vice President and Treasurer, GIAC Funds, Inc.
                                            Officer of various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Richard T. Potter, Jr.  Vice President      Vice President and Equity Counsel, The Guardian Life Insurance Company
                        and Counsel         of America 1/96-present; Second Vice President and Equity Counsel prior thereto. Vice President and Counsel of Guardian Investor Services Corporation.
                                            Counsel of Guardian Asset Management Corporation, Park Avenue Securities LLC
                                            and various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Joseph D. Sargent       President,          President, Chief Executive Officer and Director The Guardian Life Insurance
                        Chief Executive     Company of America 1/96-present; President prior thereto; Director 1/93-
                        Officer and         present. Chairman of the Board of Guardian Investor Services Corporation and
                        Director            Guardian Asset Management Corporation and various mutual funds within the
                                            Guardian Fund Complex. Director of Guardian Baillie Gifford Limited and Park
                                            Avenue Securities LLC.


No officer or director of GIAC receives any compensation from the Separate Account. No separately allocable compensation has been paid by GIAC, or any of its affiliates, to any person listed above for services rendered to the Separate Account.


-------------
78 PROSPECTUS                                                 OTHER INFORMATION
-------------

Age

The insured's age on his or her birthday closest to the date the policy date.

Attained age

The insured's age plus the number of policy years completed since the policy date.

Base policy

The policy without any additional riders

Basic scheduled premium

A regularly scheduled payment that you must make in order to keep your policy in force. It is set out in your policy and does not include charges for any additional coverage provided by riders that you may add to your policy, or rating charges if the insured does not meet our insurance requirements for standard insurance when we issue your policy.


Benchmark value and Interpolated benchmark value


Benchmark value is a hypothetical measure we use to assess the adequacy of the funding level in your policy account over time. It is based on assumptions about the basic scheduled premium and insurance charges you would pay, as well as the net rate of return your account would be expected to earn. Benchmark values for each policy anniversary date are set out in the policy.

During the guaranteed premium period, the benchmark value is the greater of 1) your tabular account value and 2) the amount that would cause your policy account value to at least equal the benchmark value at the end of the guaranteed premium period, assuming that:

o the policyowner paid basic scheduled premiums, when due, throughout the guaranteed premium period

o the policyowner made no unscheduled payments and took no loans or withdrawals o the policy had a face amount of $250,000 and premiums were paid annually

o     we charged the current cost of insurance and other charges

o     we did not charge the mortality and expense risks charge, and


o     the policy account value earned an annual net return of 5.25%.


The resulting policy account values are divided by 250 to obtain rates per $1,000 of face amount.


                                                                  -------------
SPECIAL TERMS                                                     PROSPECTUS 79
                                                                  -------------

After the guaranteed premium period, the benchmark value is the greater of 1) your tabular account value for a $100,000 face amount plus the product of [1 minus the premium load for the current year for premiums up to one basic scheduled premium] and the difference between the maximum basic scheduled premium and the basic scheduled premium payable during the guaranteed premium period for a $100,000 face amount, and 2) the amount that would cause your policy account value to at least equal your policy's face amount on the policy anniversary nearest the insured's 100th birthday, assuming that:

o the policyowner paid basic scheduled premiums payable during the guaranteed premium period for a $100,000 face amount, when due, until the policy anniversary nearest the insured's 100th birthday

o the policyowner made no unscheduled payments and took no loans or withdrawals

o     the policy had a face amount of $100,000 and premiums were paid monthly

o the policyowner paid all basic scheduled premiums, made no unscheduled payments and took no loans or withdrawals

o we charged the current cost of insurance charges and the maximum rate of any other charges and deductions

o     we did not charge the mortality and expense risks charge, and

o the policy account value earned an annual net return of 4% after the guaranteed premium period.

The resulting policy account values are divided by 100 to obtain rates per $1,000 of face amount.

The benchmark values for your policy are the rates calculated above multiplied by the face amount, divided by 1,000.

To calculate the benchmark value on a given day, we will take the benchmark values for your last policy anniversary and your upcoming policy anniversary, and adjust for the number of days that the date is between these anniversaries. This is the interpolated benchmark value.

Business day

Each day that GIAC processes transactions, currently including each day that the New York Stock Exchange or its successor is open for trading and GIAC is open for business. GIAC's close of business is 4 p.m. New York City time. If any transaction or event occurs or is scheduled to occur on a day that is not a business day, or if a transaction request is received after GIAC's close of business, such transaction or event will be processed using values as of the next following business day unless otherwise specified.


-------------
80 PROSPECTUS                                                     SPECIAL TERMS
-------------

Face amount or Guaranteed insurance amount

The minimum amount that you will receive on the death of the insured, until the policy anniversary closest to the insured's 100th birthday, as long as:

o you pay all policy premiums when they are due, except those skipped under the Premium Skip Option

o     you don't make any partial withdrawals, and

o     you don't have any policy debt outstanding.

The Guaranteed insurance amount is set out in your policy. The minimum for a policy is currently $100,000 ($125,000 for the pension trust version of the policy).

Guaranteed premium period

The period during which your basic scheduled premiums will remain the same. This period begins on the policy date and ends on the later of the policy anniversary closest to the insured's 75th birthday or the 10th policy anniversary.

Internal revenue code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue date


The date your policy is issued at GIAC's customer service office.


Monthly date

The same date in each month as the policy date, or the last day of a month if that is earlier.

Net amount at risk

The difference between the policy account value and the amount that you would be paid under the base policy's death benefit.

Policy account value

The sum of the values attributable to a policy which are allocated to the variable investment options, the fixed-rate option and the loan collateral account.

Policy anniversary

The same date each year as the policy date.

Policy date

The date your policy comes into effect. This date is used to measure policy months, policy years, policy anniversaries, and monthly dates.

Policy debt

All unpaid policy loans, plus the accumulated and unpaid interest on those loans.


                                                                  -------------
SPECIAL TERMS                                                     PROSPECTUS 81
                                                                  -------------

Policy review date

The monthly date before your policy anniversary.


Tabular account value and Interpolated tabular account value


The value of a hypothetical account that we compare to your policy account value when we set your basic scheduled premium each year after the guaranteed premium period. It is also used to calculate your policy's benchmark values. During the guaranteed premium period, the tabular account value is equal to the policy account value that would result assuming that:

o     the policy had a face amount of $100,000 and premiums were paid monthly

o the policyowner paid the basic scheduled premium, when due, during the guaranteed premium period

o the policyowner made no unscheduled payments and took no loans or withdrawals

o     we charged the guaranteed cost of insurance and other charges

o     we did not charge the mortality and expense risks charge, and

o     the policy account value earned an annual net return of 4%.

After the guaranteed premium period, the tabular account value is the amount that would cause your policy account value to at least equal your policy's face amount on the policy anniversary nearest the insured's 100th birthday, assuming that:

o the policyowner paid the maximum basic scheduled premiums, when due, until the policy anniversary nearest the insured's 100th birthday

o the policyowner made no unscheduled payments and took no loans or withdrawals

o     the policy had a face amount of $100,000 and premiums were paid monthly

o     we charged the guaranteed cost of insurance and other charges

o     we did not charge the mortality and expense risks charge, and

o     the policy account value earned an annual net return of 4%.

The resulting policy account values are divided by 100 to obtain rates per $1,000 of face amount.

The benchmark values for your policy are the rates calculated above multiplied by the face amount, divided by 1,000.


To calculate your tabular account value on a given day, we will take the tabular account values for your last policy anniversary and your upcoming policy anniversary, and adjust for the number of days that your date is between these anniversaries. This is the interpolated tabular account value.



-------------
82 PROSPECTUS                                                     SPECIAL TERMS
-------------

                       This page intentionally left blank


                                                                  -------------
SPECIAL TERMS                                                     PROSPECTUS 83
                                                                  -------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2000 (Unaudited)

                                                                                  Investment Divisions
                                                          --------------------------------------------------------------------
                                                                            Guardian      Guardian
                                                              Guardian        VC 500      VC Asset      Guardian      Guardian
                                                                 Stock         Index    Allocation          Bond          Cash
                                                          ------------   -----------   -----------   -----------   -----------
Assets:
  Shares owned in underlying fund .....................      2,271,469           266           179       111,840       311,048
  Net asset value per share (NAV) .....................          54.41         10.58         10.82         11.78         10.00
                                                          ------------   -----------   -----------   -----------   -----------
    Total Assets (Shares x NAV) .......................   $123,590,602   $     2,811   $     1,934   $ 1,317,479   $ 3,110,483

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.        194,386             2             2           919        25,073
                                                          ------------   -----------   -----------   -----------   -----------
    Net Assets -- Note 4 ..............................   $123,396,216   $     2,809   $     1,932   $ 1,316,560   $ 3,085,410
                                                          ============   ===========   ===========   ===========   ===========

Number of units outstanding ...........................      4,512,354           285           189       101,546       247,041
Unit value ............................................          27.35          9.84         10.21         12.97         12.49

FIFO Cost .............................................   $116,259,716   $     2,869   $     1,938   $ 1,302,451   $ 3,110,483

                                                                                  Investment Divisions
                                                          -------------------------------------------------------------------------
                                                                             Baillie    Baillie Gifford      Guardian
                                                              Gabelli        Gifford           Emerging     Small Cap    Value Line
                                                            Cap Asset  International            Markets         Stock     Centurion
                                                          -----------  -------------    ---------------   -----------   -----------
Assets:
  Shares owned in underlying fund .....................        82,898        308,151             33,176       247,074       326,517
  Net asset value per share (NAV) .....................         18.31          22.27              10.73         20.53         32.46
                                                          -----------  -------------        -----------   -----------   -----------
    Total Assets (Shares x NAV) .......................   $ 1,517,857  $   6,862,514        $   355,981   $ 5,072,422   $10,598,748

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.         1,013          1,358                116         1,167         3,312
                                                          -----------  -------------        -----------   -----------   -----------
    Net Assets -- Note 4 ..............................   $ 1,516,844  $   6,861,156        $   355,865   $ 5,071,255   $10,595,436
                                                          ===========  =============        ===========   ===========   ===========

Number of units outstanding ...........................       112,306       361,721              32,368       330,972       449,517
Unit value ............................................         13.51         18.97               10.99         15.32         23.57

FIFO Cost .............................................   $ 1,463,158   $ 6,798,023         $   414,234   $ 3,588,990   $ 9,914,792

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2000 (Unaudited)

                                                                                        Investment Divisions
                                                                --------------------------------------------------------------------
                                                                                  Guardian      Guardian
                                                                    Guardian        VC 500      VC Asset      Guardian      Guardian
                                                                       Stock         Index    Allocation          Bond          Cash
                                                                ------------   -----------   -----------   -----------   -----------
Investment Income
  Income:
    Reinvested dividends ...................................... $     34,128   $         1   $         5   $    36,369   $   118,341
  Expenses -- Note 3:
    Mortality and expense risk charges ........................      554,698             2             2         6,092        13,154
                                                                ------------   -----------   -----------   -----------   -----------
  Net investment income/(expense) .............................     (520,570)           (1)            3        30,277       105,187
                                                                ------------   -----------   -----------   -----------   -----------

 Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .........    1,797,573             3            (2)      (53,614)           --
    Reinvested realized gain distributions ....................    4,608,252            --            22            --            --
                                                                ------------   -----------   -----------   -----------   -----------
  Net realized gain/(loss) on investments .....................    6,405,825             3            20       (53,614)           --
  Net change in unrealized appreciation/(depreciation) of
    investments ...............................................   (3,898,336)          (59)           (4)       93,048            --
                                                                ------------   -----------   -----------   -----------   -----------
Net realized and unrealized gain/(loss) from investments ......    2,507,489           (56)           16        39,434            --
                                                                ------------   -----------   -----------   -----------   -----------
Net Increase/(Decrease) in Net Assets Resulting from Operations $  1,986,919   $       (57)  $        19   $    69,711   $   105,187
                                                                ============   ===========   ===========   ===========   ===========

                                                                                        Investment Divisions
                                                                 -----------------------------------------------------------------
                                                                                  Baillie  Baillie Gifford   Guardian
                                                                   Gabelli        Gifford         Emerging  Small Cap   Value Line
                                                                 Cap Asset  International          Markets      Stock    Centurion
                                                                 ---------  -------------  ---------------  ---------  -----------
Investment Income
  Income:
    Reinvested dividends ......................................  $      --  $          --        $      --  $      --  $     6,935
  Expenses -- Note 3:
    Mortality and expense risk charges ........................      6,538         26,448            1,402     23,769       49,486
                                                                 ---------  -------------        ---------  ---------  -----------
  Net investment income/(expense) .............................     (6,538)       (26,448)          (1,402)   (23,769)     (42,551)
                                                                 ---------  -------------        ---------  ---------  -----------

 Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .........     19,354        182,498           34,226    268,304      232,265
    Reinvested realized gain distributions ....................         --        162,041               --         --    1,432,854
                                                                 ---------  -------------        ---------  ---------  -----------
  Net realized gain/(loss) on investments .....................     19,354        344,539           34,226    268,304    1,665,119
  Net change in unrealized appreciation/(depreciation) of
    investments ...............................................     47,156     (1,487,030)        (113,174)   518,642   (1,239,971)
                                                                 ---------  -------------        ---------  ---------  -----------
Net realized and unrealized gain/(loss) from investments ......     66,510     (1,142,491)         (78,948)   786,946      425,148
                                                                 ---------  -------------        ---------  ---------  -----------
Net Increase/(Decrease) in Net Assets Resulting from Operations   $ 59,972    $(1,168,939)       $ (80,350) $ 763,177  $   382,597
                                                                 =========  =============        =========  =========  ===========

See Notes to financial statements.


------------------
84 & 85 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2000 (Unaudited)

                                                                                    Investment Divisions
                                                         ---------------------------------------------------------------------------
                                                          Value Line
                                                           Strategic      AIM V.I.                              American    American
                                                               Asset       Capital  AIM V.I.    AIM V.I.      Century VP  Century VP
                                                          Management  Appreciation    Global       Value   International       Value
                                                         -----------  ------------  --------  ----------   -------------  ----------
ASSETS:
  Shares owned in underlying fund .....................      420,594        40,662     1,211     152,209          97,502      21,048
  Net asset value per share (NAV) .....................        25.54         40.72     24.34       31.31           10.80        5.90
                                                         -----------    ----------   -------  ----------      ----------    --------
    Total Assets (Shares x NAV) .......................  $10,741,982    $1,655,757   $29,484  $4,765,669      $1,053,026    $124,183

LIABILITIES:
  Due to the Guardian Insurance & Annuity Company, Inc.        2,565         1,034        23       1,312             281         980
                                                         -----------    ----------   -------  ----------      ----------    --------
    Net Assets -- Note 4 ..............................  $10,739,417    $1,654,723   $29,461  $4,764,357      $1,052,745    $123,203
                                                         ===========    ==========   =======  ==========      ==========    ========

Number of units outstanding ...........................      455,139        87,109     2,917     311,272          70,362      12,602
Unit value ............................................        23.60         19.00     10.10       15.31           14.96        9.78

FIFO Cost .............................................  $10,612,199    $1,478,229   $28,856  $4,772,407      $1,024,691    $119,231

                                                                                    Investment Divisions
                                                         -------------------------------------------------------------------------
                                                           Fidelity VIP      Fidelity VIP      Fidelity VIP II     Fidelity VIP II
                                                          Equity Income       High Income           Contrafund           500 Index
                                                         Original Class    Original Class       Original Class      Original Class
                                                         --------------    --------------      ---------------      --------------
ASSETS:
  Shares owned in underlying fund .....................          19,777            15,079                3,003              41,310
  Net asset value per share (NAV) .....................           24.54              9.53                25.41              162.22
                                                         --------------    --------------       --------------      --------------
    Total Assets (Shares x NAV) ......................  $      485,337    $      143,706       $       76,295      $    6,701,303

LIABILITIES:
  Due to the Guardian Insurance & Annuity Company, Inc.             563               565                   65               2,841
                                                         --------------    --------------       --------------      --------------
    Net Assets -- Note 4 ..............................  $      484,774    $      143,141       $       76,230      $    6,698,462
                                                         ==============    ==============       ==============      ==============

Number of units outstanding ...........................          40,920            15,986                7,657             467,167
Unit value ............................................           11.85              8.95                 9.96               14.34

FIFO Cost .............................................  $      482,957    $      160,880       $       76,053      $    6,549,528

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2000 (Unaudited)

                                                                                        Investment Divisions
                                                                 -------------------------------------------------------------------
                                                                  Value Line
                                                                   Strategic       AIM V.I.                                 American
                                                                       Asset        Capital     AIM V.I.     AIM V.I.     Century VP
                                                                  Management   Appreciation       Global        Value  International
                                                                 -----------   ------------  -----------  -----------  -------------
Investment Income
  Income:
    Reinvested dividends ......................................  $   200,726    $        --  $        --  $        --   $       944
  Expenses -- Note 3:
    Mortality and expense risk charges ........................       48,150          5,742           23       19,543         3,628
                                                                 -----------    -----------  -----------  -----------   -----------
  Net investment income/(expense) .............................      152,576         (5,742)         (23)     (19,543)       (2,684)
                                                                 -----------    -----------  -----------  -----------   -----------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .........      197,794         41,651          464      132,425        35,839
    Reinvested realized gain distributions ....................    1,942,509             --           --           --        14,119
                                                                 -----------    -----------  -----------  -----------   -----------
  Net realized gain/(loss) on investments .....................    2,140,303         41,651          464      132,425        49,958
  Net change in unrealized appreciation/(depreciation)
    of investments ............................................   (1,382,808)        67,198          628     (455,341)     (186,479)
                                                                 -----------    -----------  -----------  -----------   -----------
Net realized and unrealized gain/(loss) from investments ......      757,495        108,849        1,092     (322,916)     (136,521)
                                                                 -----------    -----------  -----------  -----------   -----------
Net Increase/(Decrease) in Net Assets Resulting from Operations  $   910,071    $   103,107  $     1,069  $  (342,459)  $  (139,205)
                                                                 ===========    ===========  ===========  ===========   ===========

                                                                                    Investment Divisions
                                                        ----------------------------------------------------------------------------
                                                          American    Fidelity VIP    Fidelity VIP  Fidelity VIP II  Fidelity VIP II
                                                        Century VP   Equity Income     High Income       Contrafund        500 Index
                                                             Value  Original Class  Original Class   Original Class   Original Class
                                                        ----------  --------------  --------------  ---------------  ---------------
Investment Income
  Income:
    Reinvested dividends ...............................  $     885      $   6,239      $   9,010        $      --        $  43,070
  Expenses -- Note 3:
    Mortality and expense risk charges .................        464          2,054            514               65           26,266
                                                          ---------      ---------      ---------        ---------        ---------
  Net investment income/(expense) ......................        421          4,185          8,496              (65)          16,804
                                                          ---------      ---------      ---------        ---------        ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ..     (4,706)        (3,722)        (3,672)             413          101,931
    Reinvested realized gain distributions .............      2,264         23,506             --               --           18,827
                                                          ---------      ---------      ---------        ---------        ---------
  Net realized gain/(loss) on investments ..............     (2,442)        19,784         (3,672)             413          120,758
  Net change in unrealized appreciation/(depreciation)
    of investments .....................................      8,790         (3,472)       (19,194)             242         (273,043)
                                                          ---------      ---------      ---------        ---------        ---------
Net realized and unrealized gain/(loss) from investments      6,348         16,312        (22,866)             655         (152,285)
                                                          ---------      ---------      ---------        ---------        ---------
Net Increase/(Decrease) in Net Assets Resulting from
    Operations .........................................  $   6,769      $  20,497      $ (14,370)       $     590        $(135,481)
                                                          =========      =========      =========        =========        =========

See Notes to financial statements.


------------------
86 & 87 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2000 (Unaudited)

                                                                                      Investment Divisions
                                                      ------------------------------------------------------------------------------
                                                            Fidelity
                                                              Growth       Janus        Janus
                                                       Opportunities  Aggressive      Capital        Janus        Janus          MFS
                                                      Original Class      Growth  Appreciation      Growth    Worldwide         Bond
                                                      --------------  ----------  ------------   ---------   ----------   ----------
Assets:
  Shares owned in underlying fund .....................      113,509      17,160         7,926       3,656       11,034        4,410
  Net asset value per share (NAV) .....................        19.95       52.85         32.61       31.93        42.46        10.92
                                                          ----------  ----------    ----------   ---------   ----------   ----------
    Total Assets (Shares x NAV) .......................   $2,264,498  $  906,928    $  258,453   $ 116,732   $  468,490   $   48,152

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.          691         945           272          93          478          528
                                                          ----------  ----------    ----------   ---------   ----------   ----------
    Net Assets -- Note 4 ..............................   $2,263,807  $  905,983    $  258,181   $ 116,639   $  468,012   $   47,624
                                                          ==========  ==========    ==========   =========   ==========   ==========

Number of units outstanding ...........................      196,210      91,543        26,896      11,887       50,670        4,397
Unit value ............................................        11.54        9.90          9.60        9.81         9.24        10.83

FIFO Cost .............................................   $2,439,897  $  959,669    $  256,040   $ 118,706   $  509,180   $   48,487


                                                                                Investment Divisions
                                                          ----------------------------------------------------------------
                                                                 MFS          MFS
                                                            Emerging       Growth      MFS New          MFS            MFS
                                                              Growth  with Income    Discovery     Research   Total Return
                                                          ----------  -----------   ----------   ----------   ------------
Assets:
  Shares owned in underlying fund .....................       93,372      113,172        5,665          598          9,524
  Net asset value per share (NAV) .....................        35.65        21.58        18.40        23.80          18.54
                                                          ----------   ----------   ----------   ----------     ----------
    Total Assets (Shares x NAV) .......................   $3,328,723   $2,442,254   $  104,235   $   14,232     $  176,570

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.          420        1,482          101           10            368
                                                          ----------   ----------   ----------   ----------     ----------
    Net Assets -- Note 4 ..............................   $3,328,303   $2,440,772   $  104,134   $   14,222     $  176,202
                                                          ==========   ==========   ==========   ==========     ==========

Number of units outstanding ...........................      155,098      173,854       10,065        1,385         14,335
Unit value ............................................        21.46        14.04        10.35        10.27          12.29

FIFO Cost .............................................   $3,225,561   $2,327,940   $  102,575   $   14,288     $  168,049

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2000 (Unaudited)

                                                                                      Investment Divisions
                                                      ------------------------------------------------------------------------------
                                                            Fidelity
                                                              Growth       Janus        Janus
                                                       Opportunities  Aggressive      Capital        Janus        Janus          MFS
                                                      Original Class      Growth  Appreciation      Growth    Worldwide         Bond
                                                      --------------  ----------  ------------   ---------   ----------   ----------
Investment Income
  Income:
    Reinvested dividends ...............................   $  21,787    $ 15,276      $  945     $   444      $  3,770      $ 2,269
  Expenses -- Note 3:
    Mortality and expense risk charges .................       8,665         945         272          93           478          238
                                                           ---------    --------      ------     -------      --------      -------
  Net investment income/(expense) ......................      13,122      14,331         673         351         3,292        2,031
                                                           ---------    --------      ------     -------      --------      -------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ..     (24,801)        272         377        (768)          126         (268)
    Reinvested realized gain distributions .............     110,492      20,141          50       1,165        13,506           --
                                                           ---------    --------      ------     -------      --------      -------
  Net realized gain/(loss) on investments ..............      85,691      20,413         427         397        13,632         (268)
  Net change in unrealized appreciation/(depreciation)
    of investments .....................................    (223,245)    (52,741)      2,413      (1,974)      (40,690)         654
                                                           ---------    --------      ------     -------      --------      -------
Net realized and unrealized gain/(loss) from investments    (137,554)    (32,328)      2,840      (1,577)      (27,058)         386
                                                           ---------    --------      ------     -------      --------      -------
Net Increase/(Decrease) in Net Assets
  Resulting from Operations ............................   $(124,432)   $(17,997)     $3,513     $(1,226)     $(23,766)     $ 2,417
                                                           =========    ========      ======     =======      ========      =======

                                                                                Investment Divisions
                                                          ----------------------------------------------------------------
                                                                 MFS          MFS
                                                            Emerging       Growth      MFS New          MFS            MFS
                                                              Growth  with Income    Discovery     Research   Total Return
                                                          ----------  -----------   ----------   ----------   ------------
Investment Income
  Income:
    Reinvested dividends ...............................   $      --    $  9,461      $    --        $ --        $  3,711
  Expenses -- Note 3:
    Mortality and expense risk charges .................      11,678      10,415          101          10             804
                                                           ---------    --------      -------        ----        --------
  Net investment income/(expense) ......................     (11,678)       (954)        (101)        (10)          2,907
                                                           ---------    --------      -------        ----        --------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ..     274,761      67,222          146          40          (1,613)
    Reinvested realized gain distributions .............     133,517      17,179           --          --           3,573
                                                           ---------    --------      -------        ----        --------
  Net realized gain/(loss) on investments ..............     408,278      84,401          146          40           1,960
  Net change in unrealized appreciation/(depreciation)
    of investments .....................................    (443,431)    (27,548)       1,660         (56)          9,422
                                                           ---------    --------      -------        ----        --------
Net realized and unrealized gain/(loss) from investments     (35,153)     56,853        1,806         (16)         11,382
                                                           ---------    --------      -------        ----        --------
Net Increase/(Decrease) in Net Assets
  Resulting from Operations ............................   $ (46,831)   $ 55,899      $ 1,705        $(26)       $ 14,289
                                                           =========    ========      =======        ====        ========

See notes to statutory basis financial statements.


------------------
88 & 89 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENT OF CHANGES IN NET ASSETS

For the Nine Months Ended September 30, 2000 (Unaudited)

                                                                                         Investment Divisions
                                                                  -----------------------------------------------------------------
                                                                                  Guardian    Guardian
                                                                       Guardian     VC 500    VC Asset      Guardian       Guardian
                                                                          Stock      Index  Allocation          Bond           Cash
                                                                  -------------   --------  ----------   -----------    -----------
2000 Increase/(Decrease) from Operations
  Net investment income/(expense) .............................   $    (520,570)   $    (1)   $     3    $    30,277    $   105,187
  Net realized/(gain) from sale of investments ................       1,797,573          3         (2)       (53,614)            --
  Reinvested realized gain distributions ......................       4,608,252         --         22             --             --
  Net change in unrealized appreciation/(depreciation) of
    investments                                                      (3,898,336)       (59)        (4)        93,048             --
                                                                  -------------    -------    -------    -----------    -----------
  Net increase/(decrease) resulting from operations ...........       1,986,919        (57)        19         69,711        105,187
                                                                  -------------    -------    -------    -----------    -----------

2000 Policy Transactions
  Net policy purchase payments ................................      33,390,031      2,809      2,173        389,519      2,327,418
  Transfer on account of other terminations ...................      (3,944,847)        --         --        (43,406)       (74,333)
  Transfer of policy loans ....................................      (2,531,444)        --         --        (20,214)        (8,708)
  Transfer of cost of insurance and policy fees -- Note 3 .....      (8,502,495)      (195)      (260)       (93,714)      (304,023)
  Transfer between investment divisions .......................      (1,125,249)       223         --       (113,288)    (1,704,013)
  Transfer -- Other ...........................................         (38,298)        29         --           (504)          (798)
                                                                  -------------    -------    -------    -----------    -----------
  Net increase/(decrease) from policy transactions ............      17,247,698      2,866      1,913        118,393        235,543
                                                                  -------------    -------    -------    -----------    -----------
Total Increase/(Decrease) in Net Assets .......................      19,234,617      2,809      1,932        188,104        340,730
  Net Assets at December 31, 1999 .............................     104,161,599         --         --      1,128,456      2,744,680
                                                                  -------------    -------    -------    -----------    -----------
  Net Assets at September 30, 2000 ............................   $ 123,396,216    $ 2,809    $ 1,932    $ 1,316,560    $ 3,085,410
                                                                  =============    =======    =======    ===========    ===========

                                                                                         Investment Divisions
                                                                  -----------------------------------------------------------------
                                                                                                Baillie
                                                                      Gabelli        Baillie    Gifford      Guardian
                                                                      Capital        Gifford   Emerging     Small Cap    Value Line
                                                                        Asset  International    Markets         Stock     Centurion
                                                                  -----------  -------------  ---------   -----------  ------------
2000 Increase/(Decrease) from Operations
  Net investment income/(expense) ............................... $    (6,538)   $   (26,448) $  (1,402)  $   (23,769) $    (42,551)
  Net realized/(gain) from sale of investments ..................      19,354        182,498     34,226       268,304       232,265
  Reinvested realized gain distributions ........................          --        162,041         --            --     1,432,854
  Net change in unrealized appreciation/(depreciation) of
    investments                                                        47,156     (1,487,030)  (113,174)      518,642    (1,239,971)
                                                                  -----------    -----------  ---------   -----------  ------------
  Net increase/(decrease) resulting from operations .............      59,972     (1,168,939)   (80,350)      763,177       382,597
                                                                  -----------    -----------  ---------   -----------  ------------

2000 Policy Transactions
  Net policy purchase payments ..................................     571,146      1,987,331    129,594     1,275,338     2,494,512
  Transfer on account of other terminations .....................     (15,526)      (350,848)   (31,783)      (96,022)     (586,363)
  Transfer of policy loans ......................................     (34,288)      (190,512)      (918)      (92,527)     (129,612)
  Transfer of cost of insurance and policy fees -- Note 3 .......    (131,182)      (474,468)   (29,585)     (334,437)     (624,306)
  Transfer between investment divisions .........................      79,227       (170,819)   166,874        18,167      (125,893)
  Transfer -- Other .............................................        (583)        (9,545)       403        (5,530)      (14,624)
                                                                  -----------    -----------  ---------   -----------  ------------
  Net increase/(decrease) from policy transactions ..............     468,794        791,139    234,585       764,989     1,013,714
                                                                  -----------    -----------  ---------   -----------  ------------
Total Increase/(Decrease) in Net Assets .........................     528,766       (377,800)   154,235     1,528,166     1,396,311
  Net Assets at December 31, 1999 ...............................     988,078      7,238,956    201,630     3,543,089     9,199,125
                                                                  -----------    -----------  ---------   -----------  ------------
  Net Assets at September 30, 2000 .............................. $ 1,516,844    $ 6,861,156  $ 355,865   $ 5,071,255  $ 10,595,436
                                                                  ===========    ===========  =========   ===========  ============

                                                                                     Investment Divisions
                                                           ------------------------------------------------------------------------
                                                             Value Line
                                                              Strategic       AIM V.I.                                     American
                                                                  Asset        Capital        AIM V.I.      AIM V.I.     Century VP
                                                             Management   Appreciation          Global         Value  International
                                                           ------------   ------------    ------------  ------------  -------------
2000 Increase/(Decrease) from Operations
  Net investment income/(expense) .......................  $    152,576   $     (5,742)   $        (23) $    (19,543)  $     (2,684)
  Net realized/(gain) from sale of investments ..........       197,794         41,651             464       132,425         35,839
  Reinvested realized gain distributions ................     1,942,509             --              --            --         14,119
  Net change in unrealized appreciation/(depreciation)
    of investments ......................................    (1,382,808)        67,198             628      (455,341)      (186,479)
                                                           ------------   ------------    ------------  ------------   ------------
  Net increase/(decrease) resulting from operations .....       910,071        103,107           1,069      (342,459)      (139,205)
                                                           ------------   ------------    ------------  ------------   ------------

2000 Policy Transactions
  Net policy purchase payments ..........................     2,503,053        490,108          28,837     2,106,400        367,467
  Transfer on account of other terminations .............      (457,018)        (3,136)             --       (15,578)       (18,929)
  Transfer of policy loans ..............................      (254,231)        (2,490)             --       (74,964)       (14,710)
  Transfer of cost of insurance and policy fees -- Note 3      (662,436)      (103,310)         (1,472)     (446,968)       (76,192)
  Transfer between investment divisions .................        75,999        705,546             916       (62,542)       272,373
  Transfer -- Other .....................................          (314)         2,045             111         1,921          4,623
                                                           ------------   ------------    ------------  ------------   ------------
  Net increase/(decrease) from policy transactions ......     1,205,053      1,088,763          28,392     1,508,269        534,632
                                                           ------------   ------------    ------------  ------------   ------------
Total Increase/(Decrease) in Net Assets .................     2,115,124      1,191,870          29,461     1,165,810        395,427
  Net Assets at December 31, 1999 .......................     8,624,293        462,853              --     3,598,547        657,318
                                                           ------------   ------------    ------------  ------------   ------------
  Net Assets at September 30, 2000 ......................  $ 10,739,417   $  1,654,723    $     29,461  $  4,764,357   $  1,052,745
                                                           ============   ============    ============  ============   ============

                                                                                    Investment Divisions
                                                        ----------------------------------------------------------------------------
                                                          American    Fidelity VIP    Fidelity VIP  Fidelity VIP II  Fidelity VIP II
                                                        Century VP   Equity Income     High Income       Contrafund        500 Index
                                                             Value  Original Class  Original Class   Original Class   Original Class
                                                        ----------  --------------  --------------  ---------------  ---------------
2000 Increase/(Decrease) from Operations
  Net investment income/(expense) ....................  $       421   $     4,185     $     8,496      $       (65)    $    16,804
  Net realized/(gain) from sale of investments .......       (4,706)       (3,722)         (3,672)             413         101,931
  Reinvested realized gain distributions .............        2,264        23,506              --               --          18,827
  Net change in unrealized appreciation/(depreciation)
    of investments ...................................        8,790        (3,472)        (19,194)             242        (273,043)
                                                        -----------   -----------     -----------      -----------     -----------
  Net increase/(decrease) resulting from operations ..        6,769        20,497         (14,370)             590        (135,481)
                                                        -----------   -----------     -----------      -----------     -----------

2000 Policy Transactions

  Net policy purchase payments .......................       67,944       182,496          73,766           34,193       2,743,143
  Transfer on account of other terminations ..........         (333)       (4,259)         (3,566)              --         (44,392)
  Transfer of policy loans ...........................         (553)       (5,415)         (1,177)              --         (31,871)
  Transfer of cost of insurance and policy fees --
    Note 3 ...........................................      (12,068)      (40,857)        (15,426)          (3,403)       (567,082)
  Transfer between investment divisions ..............         (522)      (27,761)        (26,640)          44,975         493,176
  Transfer -- Other ..................................         (502)         (748)             64             (125)        118,128
                                                        -----------   -----------     -----------      -----------     -----------
  Net increase/(decrease) from policy transactions ...       53,966       103,456          27,021           75,640       2,711,102
                                                        -----------   -----------     -----------      -----------     -----------
Total Increase/(Decrease) in Net Assets ..............       60,735       123,953          12,651           76,230       2,575,621
  Net Assets at December 31, 1999 ....................       62,468       360,821         130,490               --       4,122,841
                                                        -----------   -----------     -----------      -----------     -----------
  Net Assets at September 30, 2000 ...................  $   123,203   $   484,774     $   143,141      $    76,230     $ 6,698,462
                                                        ===========   ===========     ===========      ===========     ===========

See Notes to financial statements.


------------------
90 & 91 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENT OF CHANGES IN NET ASSETS

For the Nine Months Ended September 30, 2000 (Unaudited)

                                                                                     Investment Divisions
                                                        --------------------------------------------------------------------------
                                                              Fidelity
                                                                Growth          Janus          Janus
                                                         Opportunities     Aggressive        Capital          Janus          Janus
                                                        Original Class         Growth   Appreciation         Growth      Worldwide
                                                        --------------    -----------   ------------    -----------    -----------
2000 Increase/(Decrease) from Operations
  Net investment income/(expense) .......................  $    13,122    $    14,331    $       673    $       351    $     3,292
  Net realized/(gain) from sale of investments ..........      (24,801)           272            377           (768)           126
  Reinvested realized gain distributions ................      110,492         20,141             50          1,165         13,506
  Net change in unrealized appreciation/(depreciation)
    of investments ......................................     (223,245)       (52,741)         2,413         (1,974)       (40,690)
                                                           -----------    -----------    -----------    -----------    -----------
  Net increase/(decrease) resulting from operations .....     (124,432)       (17,997)         3,513         (1,226)       (23,766)
                                                           -----------    -----------    -----------    -----------    -----------

2000 Policy Transactions

  Net policy purchase payments ..........................    1,138,810        317,297         78,552         56,609        167,481
  Transfer on account of other terminations .............      (26,965)            --             --             --             --
  Transfer of policy loans ..............................      (20,965)        (3,066)            --             --            (21)
  Transfer of cost of insurance and policy fees -- Note 3     (253,893)       (39,384)        (8,336)        (8,211)       (15,269)
  Transfer between investment divisions .................     (124,402)       647,997        186,008         69,823        338,221
  Transfer -- Other .....................................         (648)         1,136         (1,556)          (356)         1,366
                                                           -----------    -----------    -----------    -----------    -----------
  Net increase/(decrease) from policy transactions ......      711,937        923,980        254,668        117,865        491,778
                                                           -----------    -----------    -----------    -----------    -----------
Total Increase/(Decrease) in Net Assets .................      587,505        905,983        258,181        116,639        468,012
  Net Assets at December 31, 1999 .......................    1,676,302             --             --             --             --
                                                           -----------    -----------    -----------    -----------    -----------
  Net Assets at September 30, 2000 ......................  $ 2,263,807    $   905,983    $   258,181    $   116,639    $   468,012
                                                           ===========    ===========    ===========    ===========    ===========

                                                                             MFS           MFS         MFS
                                                               MFS      Emerging        Growth         New         MFS           MFS
                                                              Bond        Growth   with Income   Discovery    Research  Total Return
                                                          --------   -----------   -----------   ---------    --------  ------------
2000 Increase/(Decrease) from Operations
  Net investment income/(expense) ....................... $  2,031   $   (11,678)  $      (954)  $    (101)   $    (10)  $   2,907
  Net realized/(gain) from sale of investments ..........     (268)      274,761        67,222         146          40      (1,613)
  Reinvested realized gain distributions ................       --       133,517        17,179          --          --       3,573
  Net change in unrealized appreciation/(depreciation)
    of investments ......................................      654      (443,431)      (27,548)      1,660         (56)      9,422
                                                          --------   -----------   -----------   ---------    --------   ---------
  Net increase/(decrease) resulting from operations .....    2,417       (46,831)       55,899       1,705         (26)     14,289
                                                          --------   -----------   -----------   ---------    --------   ---------

2000 Policy Transactions
  Net policy purchase payments ..........................   19,269     1,454,729     1,128,326      34,654       4,110      67,711
  Transfer on account of other terminations .............     (233)      (69,838)      (46,976)         --          --      (1,117)
  Transfer of policy loans ..............................   (1,004)        6,187       (41,435)         --          --      (2,343)
  Transfer of cost of insurance and policy fees -- Note 3   (4,243)     (309,672)     (263,122)     (3,026)       (446)    (16,997)
  Transfer between investment divisions .................  (18,143)      711,679      (365,259)     70,930      10,407     (23,947)
  Transfer -- Other .....................................     (164)        6,456       (13,372)       (129)        177         168
                                                          --------   -----------   -----------   ---------    --------   ---------
  Net increase/(decrease) from policy transactions ......   (4,518)    1,799,541       398,162     102,429      14,248      23,475
                                                          --------   -----------   -----------   ---------    --------   ---------
Total Increase/(Decrease) in Net Assets .................   (2,101)    1,752,710       454,061     104,134      14,222      37,764
  Net Assets at December 31, 1999 .......................   49,725     1,575,593     1,986,711          --          --     138,438
                                                          --------   -----------   -----------   ---------    --------   ---------
  Net Assets at September 30, 2000 ...................... $ 47,624   $ 3,328,303   $ 2,440,772   $ 104,134    $ 14,222   $ 176,202
                                                          ========   ===========   ===========   =========    ========   =========

See Notes to financial statements.


------------------
92 & 93 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

December 31, 1999

                                                                                      Investment Divisions
                                                           ------------------------------------------------------------------------
                                                                                                             Gabelli        Baillie
                                                               Guardian       Guardian       Guardian        Capital        Gifford
                                                                  Stock           Bond           Cash          Asset  International
                                                           ------------   ------------   ------------   ------------  -------------
Assets:
  Shares owned in underlying fund -- Note 1 ............      1,894,951         99,411        275,660         56,782        271,429
  Net asset value per share (NAV) ......................          55.20          11.41          10.00          17.48          26.78
                                                           ------------   ------------   ------------   ------------   ------------
     Total Assets (Shares x NAV) .......................   $104,601,287   $  1,134,283   $  2,756,599   $    992,553   $  7,268,866

Liabilities:
   Due to The Guardian Insurance & Annuity Company, Inc.        439,688          5,827         11,919          4,475         29,910
                                                           ------------   ------------   ------------   ------------   ------------
     Net Assets -- Note 4 ..............................   $104,161,599   $  1,128,456   $  2,744,680   $    988,078   $  7,238,956
                                                           ============   ============   ============   ============   ============

Number of units outstanding ............................      3,886,140         92,085        228,387         76,285        323,132
Unit value .............................................          26.80          12.25          12.02          12.95          22.40

FIFO Cost ..............................................   $ 93,372,066   $  1,212,303   $  2,756,599   $    985,010   $  5,717,346

                                                                                     Investment Divisions
                                                          ------------------------------------------------------------------------
                                                               Baillie                                   Value Line
                                                               Gifford       Guardian                     Strategic
                                                              Emerging      Small Cap     Value Line          Asset     MFS Growth
                                                               Markets          Stock      Centurion     Management    with Income
                                                          ------------   ------------   ------------   ------------   ------------
Assets:
  Shares owned in underlying fund -- Note 1 ............        15,895        207,130        256,081        294,648         93,608
  Net asset value per share (NAV) ......................         12.73          17.18          36.09          29.39          21.31
                                                          ------------   ------------   ------------   ------------   ------------
     Total Assets (Shares x NAV) .......................  $    202,343   $  3,558,487   $  9,241,951   $  8,659,708   $  1,994,779

Liabilities:
   Due to The Guardian Insurance & Annuity Company, Inc.           713         15,398         42,826         35,415          8,067
                                                          ------------   ------------   ------------   ------------   ------------
     Net Assets -- Note 4 ..............................  $    201,630   $  3,543,089   $  9,199,125   $  8,624,293   $  1,986,712
                                                          ============   ============   ============   ============   ============

Number of units outstanding ............................        15,388        275,082        405,089        401,104        144,482
Unit value .............................................         13.10          12.88          22.71          21.50          13.75

FIFO Cost ..............................................  $    147,421   $  2,593,697   $  7,318,025   $  7,147,118   $  1,852,918

STATEMENT OF OPERATIONS

Year Ended December 31, 1999

                                                                                          Investment Divisions
                                                                  ------------------------------------------------------------------
                                                                                                             Gabelli         Baillie
                                                                      Guardian      Guardian   Guardian      Capital         Gifford
                                                                         Stock          Bond       Cash        Asset   International
                                                                  ------------    ----------  ---------   ----------   -------------
Investment Income
  Income:
    Reinvested dividends ......................................   $    369,754    $   60,839  $ 111,469   $    1,156    $     23,818
  Expenses -- Note 3:
    Mortality and expense risk charges ........................        529,673         5,998     14,620        3,872          35,350
                                                                  ------------    ----------  ---------   ----------    ------------
  Net investment income/(expense) .............................       (159,919)       54,841     96,849       (2,716)        (11,532
                                                                  ------------    ----------  ---------   ----------    ------------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .........      1,325,605        (4,349)        --        9,887         142,151
    Reinvested realized gain distributions ....................     13,654,816         2,663         --       93,608         496,655
                                                                  ------------    ----------  ---------   ----------    ------------
  Net realized gain/(loss) on investments .....................     14,980,421        (1,686)        --      103,495         638,806
  Net change in unrealized appreciation/(depreciation)
    of investments ............................................      8,347,267       (66,810)        --        1,093       1,289,281
                                                                  ------------    ----------  ---------   ----------    ------------

Net realized and unrealized gain/(loss) from investments ......     23,327,688       (68,496)        --      104,588       1,928,087
                                                                  ------------    ----------  ---------   ----------    ------------

Net Increase/(Decrease) in Net Assets Resulting from Operations   $ 23,167,769    $  (13,655) $  96,849   $  101,872    $  1,916,555
                                                                  ============    ==========  =========   ==========    ============

                                                                                          Investment Divisions
                                                                  ------------------------------------------------------------------
                                                                    Baillie                                  Value Line
                                                                    Gifford      Guardian                     Strategic
                                                                   Emerging     Small Cap     Value Line          Asset   MFS Growth
                                                                    Markets         Stock      Centurion     Management  with Income
                                                                  ---------    ----------    -----------    -----------  -----------
Investment Income
  Income:
    Reinvested dividends ......................................   $      --    $    4,393    $    20,623    $    67,093   $   3,764
  Expenses -- Note 3:
    Mortality and expense risk charges ........................         681        16,530         51,938         43,035       8,789
                                                                  ---------    ----------    -----------    -----------   ---------
  Net investment income/(expense) .............................        (681)      (12,137)       (31,315)        24,058      (5,025)
                                                                  ---------    ----------    -----------    -----------   ---------
Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .........       5,796      (110,496)       239,620         93,618      29,918
    Reinvested realized gain distributions ....................          --            --        554,526        346,059       4,518
                                                                  ---------    ----------    -----------    -----------   ---------
  Net realized gain/(loss) on investments .....................       5,796      (110,496)       794,146        439,677      34,436
  Net change in unrealized appreciation/(depreciation)
    of investments ............................................      53,916     1,036,194      1,138,849        979,634      69,607
                                                                  ---------    ----------    -----------    -----------   ---------

Net realized and unrealized gain/(loss) from investments ......      59,712       925,698      1,932,995      1,419,311     104,043
                                                                  ---------    ----------    -----------    -----------   ---------

Net Increase/(Decrease) in Net Assets Resulting from Operations   $  59,031    $  913,561    $ 1,901,680    $ 1,443,369   $  99,018
                                                                  =========    ==========    ===========    ===========   =========

See Notes to financial statements.


------------------
94 & 95 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

December 31, 1999

                                                                                     Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                                                                            Fidelity
                                                                 MFS                          American       American        VIP III
                                                            Emerging           MFS     MFS  Century VP     Century VP         Growth
                                                              Growth  Total Return    Bond       Value  International  Opportunities
                                                          ----------  ------------ -------  ----------  -------------  -------------
Assets:
  Shares owned in underlying fund -- Note 1 .............     41,680        7,831    4,576      10,586        52,798         72,671
  Net asset value per share (NAV) .......................      37.94        17.75    10.93        5.95         12.50          23.15
                                                          ----------   ----------  -------  ----------    ----------     ----------
     Total Assets (Shares x NAV) ........................ $1,581,336   $  139,002  $50,015  $   62,984    $  659,971     $1,682,328

Liabilities:
   Due to The Guardian Insurance & Annuity Company, Inc.       5,743          564      290         516         2,653          6,026
                                                          ----------   ----------  -------  ----------    ----------     ----------
     Net Assets -- Note 4 ............................... $1,575,593   $  138,438  $49,725  $   62,468    $  657,318     $1,676,302
                                                          ==========   ==========  =======  ==========    ==========     ==========

Number of units outstanding .............................     72,636       12,311    4,815       6,647        38,403        134,893
Unit value ..............................................      21.69        11.25    10.33        9.40         17.12          12.43

FIFO Cost ............................................... $1,034,742   $  139,903  $51,004  $   66,821    $  445,157     $1,634,482


                                                                             Investment Divisions
                                                          ---------------------------------------------------------------
                                                             Fidelity     Fidelity     Fidelity      AIM V.I.
                                                          VIP Equity-     VIP High       VIP II       Capital    AIM V.I.
                                                               Income       Income    Index 500  Appreciation       Value
                                                           ----------   ----------   ----------  ------------  ----------
Assets:
  Shares owned in underlying fund -- Note 1 .............      14,093       11,631       24,708       13,073      107,741
  Net asset value per share (NAV) .......................       25.71        11.31       167.41        35.58        33.50
                                                           ----------   ----------   ----------   ----------   ----------
     Total Assets (Shares x NAV) ........................  $  362,329   $  131,541   $4,136,416   $  465,144   $3,609,316

Liabilities:
   Due to The Guardian Insurance & Annuity Company, Inc.        1,508        1,051       13,575        2,291       10,769
                                                           ----------   ----------   ----------   ----------   ----------
     Net Assets -- Note 4 ...............................  $  360,821   $  130,490   $4,122,841   $  462,853   $3,598,547
                                                           ==========   ==========   ==========   ==========   ==========

Number of units outstanding .............................      31,610       13,103      281,639       27,760      218,745
Unit value ..............................................       11.41         9.96        14.64        16.67        16.45

FIFO Cost ...............................................  $  356,478   $  129,522   $3,711,599   $  355,815   $3,160,712

STATEMENT OF OPERATIONS

Year Ended December 31, 1999

                                                                                     Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                                                                            Fidelity
                                                                 MFS                          American       American        VIP III
                                                            Emerging           MFS     MFS  Century VP     Century VP         Growth
                                                              Growth  Total Return    Bond       Value  International  Opportunities
                                                          ----------  ------------ -------  ----------  -------------  -------------
Investment Income
  Income:
    Reinvested dividends ...............................   $      --    $   1,578  $   850  $     913    $      --      $   3,410
  Expenses -- Note 3:
    Mortality and expense risk charges .................       5,295          515      246        276        2,577          5,596
                                                           ---------    ---------  -------  ---------    ---------      ---------
  Net investment income/(expense) ......................      (5,295)       1,063      604        637       (2,577)        (2,186)
                                                           ---------    ---------  -------  ---------    ---------      ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:

    Net realized gain/(loss) from sale of investments ..      46,138        1,134       31     (9,014)       7,075         12,936
    Reinvested realized gain distributions .............          --        2,927       64      8,647           --          6,375
                                                           ---------    ---------  -------  ---------    ---------      ---------
  Net realized gain/(loss) on investments ..............      46,138        4,061       95       (367)       7,075         19,311
  Net change in unrealized appreciation/(depreciation)
    of investments .....................................     517,484       (2,372)  (1,411)    (2,494)     211,520         23,602
                                                           ---------    ---------  -------  ---------    ---------      ---------
Net realized and unrealized gain/(loss) from investments     563,622        1,689   (1,316)    (2,861)     218,595         42,913
                                                           ---------    ---------  -------  ---------    ---------      ---------
  Net Increase/(Decrease) in Net Assets
  Resulting from Operations ............................   $ 558,327    $   2,752  $  (712) $  (2,224)   $ 216,018      $  40,727
                                                           =========    =========  =======  =========    =========      =========

                                                                             Investment Divisions
                                                          ---------------------------------------------------------------
                                                             Fidelity     Fidelity     Fidelity      AIM V.I.
                                                          VIP Equity-     VIP High       VIP II       Capital    AIM V.I.
                                                               Income       Income    Index 500  Appreciation       Value
                                                          -----------   ----------   ----------  ------------  ----------
Investment Income
  Income:
    Reinvested dividends ...............................   $   1,840    $  10,494    $   4,912    $     277    $   9,040
  Expenses -- Note 3:
    Mortality and expense risk charges .................       1,309          746       12,947        1,993       10,504
                                                           ---------    ---------    ---------    ---------    ---------
  Net investment income/(expense) ......................         531        9,748       (8,035)      (1,716)      (1,464)
                                                           ---------    ---------    ---------    ---------    ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:

    Net realized gain/(loss) from sale of investments ..       3,518      (11,878)      54,936       19,527       31,006
    Reinvested realized gain distributions .............       4,067          392        3,333        8,629       47,273
                                                           ---------    ---------    ---------    ---------    ---------
  Net realized gain/(loss) on investments ..............       7,585      (11,486)      58,269       28,156       78,279
  Net change in unrealized appreciation/(depreciation)
    of investments .....................................      (1,189)       8,124      387,799       96,748      436,555
                                                           ---------    ---------    ---------    ---------    ---------
Net realized and unrealized gain/(loss) from investments       6,396       (3,362)     446,068      124,904      514,834
                                                           ---------    ---------    ---------    ---------    ---------
  Net Increase/(Decrease) in Net Assets
  Resulting from Operations ............................   $   6,927    $   6,386    $ 438,033    $ 123,188    $ 513,370
                                                           =========    =========    =========    =========    =========

See Notes to financial statements.


------------------
96 & 97 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 1998 and 1999

                                                                                          Investment Divisions
                                                                    ----------------------------------------------------------------
                                                                                                              Gabelli         Baille
                                                                        Guardian    Guardian     Guardian     Capital        Gifford
                                                                           Stock        Bond         Cash       Asset  International
                                                                    ------------  ----------  -----------  ----------  -------------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) ...............................  $   (159,919) $   54,841  $    96,849  $   (2,716) $    (11,532)
   Net realized gain/(loss) from sale of investments .............     1,325,605      (4,349)          --       9,887       142,151
   Reinvested realized gain distributions ........................    13,654,816       2,663           --      93,608       496,655
   Change in unrealized appreciation/(depreciation) of investments     8,347,267     (66,810)          --       1,093     1,289,281
                                                                    ------------  ----------  -----------  ----------  ------------
   Net increase/(decrease) resulting from operations .............    23,167,769     (13,655)      96,849     101,872     1,916,555
                                                                    ------------  ----------  -----------  ----------  ------------

1999 Policy Transactions
   Net policy purchase payments ..................................    40,171,243     564,988    2,218,578     559,201     2,350,183
   Transfer on account of other terminations .....................    (3,434,504)    (36,707)     (56,117)     (5,615)     (322,891)
   Transfer of policy loans ......................................    (2,780,926)    (25,016)     (10,943)    (17,743)     (170,218)
   Transfer of cost of insurance and policy fees -- Note 3 .......   (10,206,068)   (129,534)    (324,257)   (123,479)     (570,782)
   Transfer between investment divisions .........................    (2,907,439)    (49,007)  (1,442,011)    188,975      (244,599)
   Transfers -- other ............................................       (61,922)        474          739        (430)       (4,365)
                                                                    ------------  ----------  -----------  ----------  ------------
   Net increase/(decrease) from policy transactions ..............    20,780,384     325,198      385,989     600,909     1,037,328
                                                                    ------------  ----------  -----------  ----------  ------------
Total Increase/(Decrease) in Net Assets ..........................    43,948,153     311,543      482,838     702,781     2,953,883
   Net Assets at December 31, 1998 ...............................    60,213,446     816,913    2,261,842     285,297     4,285,073
                                                                    ------------  ----------  -----------  ----------  ------------

   Net Assets at December 31, 1999 -- Note 4 .....................  $104,161,599  $1,128,456  $ 2,744,680  $  988,078  $  7,238,956
                                                                    ============  ==========  ===========  ==========  ============

                                                                                          Investment Divisions
                                                                    ----------------------------------------------------------------
                                                                       Baillie                              Value Line
                                                                       Gifford     Guardian                  Strategic
                                                                      Emerging    Small Cap   Value Line         Asset   MFS Growth
                                                                       Markets        Stock    Centurion    Management  with Income
                                                                    ----------  -----------  -----------   -----------  -----------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) ...............................  $     (681) $   (12,137) $   (31,315)  $    24,058  $    (5,025)
   Net realized gain/(loss) from sale of investments .............       5,796     (110,496)     239,620        93,618       29,918
   Reinvested realized gain distributions ........................          --           --      554,526       346,059        4,518
   Change in unrealized appreciation/(depreciation) of investments      53,916    1,036,194    1,138,849       979,634       69,607
                                                                    ----------  -----------  -----------   -----------  -----------
   Net increase/(decrease) resulting from operations .............      59,031      913,561    1,901,680     1,443,369       99,018
                                                                    ----------  -----------  -----------   -----------  -----------

1999 Policy Transactions
   Net policy purchase payments ..................................      62,476    1,522,695    2,926,594     2,975,722    1,394,529
   Transfer on account of other terminations .....................        (178)    (169,392)    (682,439)     (176,858)     (21,141)
   Transfer of policy loans ......................................      (5,752)     (21,737)    (272,806)     (186,814)     (16,235)
   Transfer of cost of insurance and policy fees -- Note 3 .......     (14,180)    (363,566)    (758,065)     (741,671)    (301,635)
   Transfer between investment divisions .........................      81,037     (131,585)     106,401       324,318       42,884
   Transfers -- other ............................................         386          777       12,773        (4,301)         859
                                                                    ----------  -----------  -----------   -----------  -----------
   Net increase/(decrease) from policy transactions ..............     123,789      837,192    1,332,458     2,190,396    1,099,261
                                                                    ----------  -----------  -----------   -----------  -----------
Total Increase/(Decrease) in Net Assets ..........................     182,820    1,750,753    3,234,138     3,633,765    1,198,279
   Net Assets at December 31, 1998 ...............................      18,810    1,792,336    5,964,987     4,990,528      788,433
                                                                    ----------  -----------  -----------   -----------  -----------

   Net Assets at December 31, 1999 -- Note 4 .....................  $  201,630  $ 3,543,089  $ 9,199,125   $ 8,624,293  $ 1,986,712
                                                                    ==========  ===========  ===========   ===========  ===========

                                                                                    Investment Divisions
                                                              ----------------------------------------------------------------
                                                                                                      Gabelli           Baille
                                                                 Guardian     Guardian    Guardian    Capital          Gifford
                                                                    Stock         Bond        Cash      Asset    International
                                                              -----------   ----------  ----------  ---------    -------------
1998 Increase/(Decrease) from Operations
   Net investment income/(expense) .......................... $   186,840   $   34,045  $   80,427  $    (155)   $        615
   Net realized gain/(loss) from sale of investments ........     536,650        4,699          --     (5,571)         88,794
   Reinvested realized gain distributions ...................   5,820,263        9,949          --     13,612         206,536
   Net change in unrealized appreciation/(depreciation)
     of investments                                             1,589,925       (9,988)         --      6,450         267,513
                                                              -----------   ----------  ----------  ---------    ------------
   Net increase/(decrease) resulting from operations ........   8,133,678       38,705      80,427     14,336         563,458
                                                              -----------   ----------  ----------  ---------    ------------

1998 Policy Transactions
   Net policy purchase payments .............................  34,613,795      538,047   2,776,530    258,656       2,143,109
   Transfer on account of other terminations ................  (1,312,799)     (10,800)    (32,049)      (229)       (124,051)
   Transfer of policy loans .................................    (855,181)     (19,668)   (183,277)   (54,075)        (49,072)
   Transfer of cost of insurance and policy fees -- Note 3 ..  (7,973,104)    (102,944)   (222,295)   (36,899)       (495,103)
   Transfer between investment divisions ....................    (105,592)      82,476   1,223,730)   100,671         105,839
   Transfers -- other .......................................      43,938         (172)        537      2,837           8,014
                                                              -----------   ----------  ----------  ---------    ------------
   Net increase/(decrease) from policy transactions .........  24,411,057      486,939   1,115,716    270,961       1,588,736
                                                              -----------   ----------  ----------  ---------    ------------
Total Increase/(Decrease) in Net Assets .....................  32,544,735      525,644   1,196,143    285,297       2,152,194
   Net Assets at December 31, 1997 ..........................  27,668,711      291,269   1,065,699         --       2,132,879
                                                              -----------   ----------  ----------  ---------    ------------
   Net Assets at December 31, 1998 .......................... $60,213,446   $  816,913  $2,261,842  $ 285,297    $  4,285,073
                                                              ===========   ==========  ==========  =========    ============

                                                                                    Investment Divisions
                                                              ----------------------------------------------------------------
                                                                Baillie                               Value Line
                                                                Gifford     Guardian                   Strategic
                                                               Emerging    Small Cap    Value Line         Asset   MFS Growth
                                                                Markets        Stock     Centurion    Management  with Income
                                                              ---------   ----------   -----------   -----------  -----------
1998 Increase/(Decrease) from Operations
   Net investment income/(expense) ........................   $      (6)  $   (4,060)  $   (15,517)  $    77,238  $    (2,240)
   Net realized gain/(loss) from sale of investments ......         581      (14,581)       44,526        34,594       18,898
   Reinvested realized gain distributions .................          --        7,863       285,700       292,034           --
   Net change in unrealized appreciation/(depreciation)
     of investments                                               1,007      (69,553)      818,004       516,114       72,163
                                                              ---------   ----------   -----------   -----------  -----------
   Net increase/(decrease) resulting from operations ......       1,582      (80,331)    1,132,713       919,980       88,821
                                                              ---------   ----------   -----------   -----------  -----------

1998 Policy Transactions
   Net policy purchase payments ...........................      27,595    1,490,969     2,588,770     2,416,789      612,543
   Transfer on account of other terminations ..............          --       (4,832)     (159,004)     (128,388)        (354)
   Transfer of policy loans ...............................     (15,106)      (4,262)     (166,387)      (75,052)      (2,197)
   Transfer of cost of insurance and policy fees -- Note 3       (1,203)    (253,132)     (625,378)     (541,143)     (97,445)
   Transfer between investment divisions ..................       6,275      407,408        14,975      (147,784)     135,765
   Transfers -- other .....................................        (333)      12,028        13,570         4,187        5,742
                                                              ---------   ----------   -----------   -----------  -----------
   Net increase/(decrease) from policy transactions .......      17,228    1,648,179     1,666,546     1,528,609      654,054
                                                              ---------   ----------   -----------   -----------  -----------
Total Increase/(Decrease) in Net Assets ...................      18,810    1,567,848     2,799,259     2,448,589      742,875
   Net Assets at December 31, 1997 ........................          --      224,488     3,165,728     2,541,939       45,558
                                                              ---------   ----------   -----------   -----------  -----------
   Net Assets at December 31, 1998 ........................   $  18,810   $1,792,336   $ 5,964,987   $ 4,990,528  $   788,433
                                                              =========   ==========   ===========   ===========  ===========

See Notes to financial statements.


------------------
98 & 99 PROSPECTUS                                          FINANCIAL STATEMENTS
------------------

The Guardian Separate Account K

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                     Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                                                                            Fidelity
                                                                 MFS                           American       American       VIP III
                                                            Emerging           MFS      MFS  Century VP     Century VP        Growth
                                                              Growth  Total Return     Bond       Value  International Opportunities
                                                          ----------  ------------  -------  ----------  ------------- -------------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) ...................... $   (5,295)  $     1,063  $   604  $      637    $    (2,577) $    (2,186)
   Net realized gain/(loss) from sale of investments ....     46,138         1,134       31      (9,014)         7,075       12,936
   Reinvested realized gain distributions ...............         --         2,927       64       8,647             --        6,375
   Change in unrealized appreciation/(depreciation)
     of investments .....................................    517,484        (2,372)  (1,411)     (2,494)       211,520       23,602
                                                          ----------   -----------  -------  ----------    -----------  -----------
   Net increase/(decrease) resulting from operations ....    558,327         2,752     (712)     (2,224)       216,018       40,727
                                                          ----------   -----------  -------  ----------    -----------  -----------

1999 Policy Transactions
   Net policy purchase payments .........................    614,914       112,985   33,617      57,899        187,691    1,338,771
   Transfer on account of other terminations ............    (17,418)       (1,083)    (962)    (10,430)          (389)      (3,633)
   Transfer of policy loans .............................    (32,357)       (1,127)      --      (3,325)        (2,111)      (4,189)
   Transfer of cost of insurance and policy fees --
     Note 3 .............................................   (123,113)      (19,249)  (4,805)    (10,005)       (36,461)    (215,706)
   Transfer between investment divisions ................    386,324          (587)     142     (44,632)       235,492      204,866
   Transfers -- other ...................................      1,366           (21)     (17)       (893)         1,009         (820)
                                                          ----------   -----------  -------  ----------    -----------  -----------
   Net increase/(decrease) from policy transactions .....    829,716        90,918   27,975     (11,386)       385,231    1,319,289
                                                          ----------   -----------  -------  ----------    -----------  -----------
Total Increase/(Decrease) in Net Assets .................  1,388,043        93,670   27,263     (13,610)       601,249    1,360,016
   Net Assets at December 31, 1998 ......................    187,550        44,768   22,462      76,078         56,069      316,286
                                                          ----------   -----------  -------  ----------    -----------  -----------
   Net Assets at December 31, 1999 -- Note 4 ............ $1,575,593   $   138,438  $49,725  $   62,468    $   657,318  $ 1,676,302
                                                          ==========   ===========  =======  ==========    ===========  ===========

                                                                                     Investment Divisions
                                                            -----------------------------------------------------------------------
                                                               Fidelity       Fidelity       Fidelity       AIM V.I.
                                                            VIP Equity-       VIP High         VIP II        Capital       AIM V.I.
                                                                 Income         Income      Index 500   Appreciation          Value
                                                            -----------    -----------    -----------   ------------    -----------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) ......................   $       531    $     9,748    $    (8,035)   $    (1,716)   $    (1,464)
   Net realized gain/(loss) from sale of investments ....         3,518        (11,878)        54,936         19,527         31,006
   Reinvested realized gain distributions ...............         4,067            392          3,333          8,629         47,273
   Change in unrealized appreciation/(depreciation)
     of investments .....................................        (1,189)         8,124        387,799         96,748        436,555
                                                            -----------    -----------    -----------    -----------    -----------
   Net increase/(decrease) resulting from operations ....         6,927          6,386        438,033        123,188        513,370
                                                            -----------    -----------    -----------    -----------    -----------

1999 Policy Transactions
   Net policy purchase payments .........................       193,907         90,046      2,439,592        151,803      1,539,999
   Transfer on account of other terminations ............        (2,488)          (564)       (12,948)          (743)       (18,182)
   Transfer of policy loans .............................        (1,718)        (2,052)       (24,709)            --          1,007
   Transfer of cost of insurance and policy fees --
     Note 3 .............................................       (37,721)       (18,326)      (393,386)       (27,896)      (229,233)
   Transfer between investment divisions ................        87,452        (54,633)     1,326,464         77,662      1,668,384
   Transfers -- other ...................................           (13)           364         (2,368)          (205)        (6,609)
                                                            -----------    -----------    -----------    -----------    -----------
   Net increase/(decrease) from policy transactions .....       239,419         14,835      3,332,645        200,621      2,955,366
                                                            -----------    -----------    -----------    -----------    -----------
Total Increase/(Decrease) in Net Assets .................       246,346         21,221      3,770,678        323,809      3,468,736
   Net Assets at December 31, 1998 ......................       114,475        109,269        352,163        139,044        129,811
                                                            -----------    -----------    -----------    -----------    -----------
   Net Assets at December 31, 1999 -- Note 4 ............   $   360,821    $   130,490    $ 4,122,841    $   462,853    $ 3,598,547
                                                            ===========    ===========    ===========    ===========    ===========

                                                                                     Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                                                                            Fidelity
                                                                 MFS                           American       American       VIP III
                                                            Emerging           MFS      MFS  Century VP     Century VP        Growth
                                                              Growth  Total Return     Bond       Value  International Opportunities
                                                          ----------  ------------  -------  ----------  ------------- -------------
1998 Increase/(Decrease) from Operations
   Net investment income/(expense) ...................... $    (448)   $     (49)   $   (44) $    (240)    $     (76)    $    (430)
   Net realized gain/(loss) from sale of investments ....    (6,069)         104         14       (299)          (79)          502
   Reinvested realized gain distributions ...............       285           --         --         --            --            --
   Net change in unrealized appreciation/(depreciation)
     of investments .....................................    29,110        1,471        422     (1,343)        3,294        24,244
                                                          ---------    ---------    -------  ---------     ---------     ---------
   Net increase/(decrease) resulting from operations ....    22,878        1,526        392     (1,882)        3,139        24,316
                                                          ---------    ---------    -------  ---------     ---------     ---------

1998 Policy Transactions
   Net policy purchase payments .........................    73,952       26,474     17,904     19,991        64,812       165,731
   Transfer on account of other terminations ............    (3,396)          --         --         --            (5)           --
   Transfer of policy loans .............................       (81)          --         --         --       (21,697)           --
   Transfer of cost of insurance and policy fees --
     Note 3 .............................................   (13,871)      (3,575)    (2,913)    (3,222)       (4,600)      (23,212)
   Transfer between investment divisions ................   108,559       20,407      6,895     61,095        13,788       148,154
   Transfers -- other .... ..............................      (491)         (64)       184         96           632         1,297
                                                          ---------    ---------    -------  ---------     ---------     ---------
   Net increase/(decrease) from policy transactions .....   164,672       43,242     22,070     77,960        52,930       291,970
                                                          ---------    ---------    -------  ---------     ---------     ---------
Total Increase/(Decrease) in Net Assets .................   187,550       44,768     22,462     76,078        56,069       316,286
   Net Assets at December 31, 1997 ......................        --           --         --         --            --            --
                                                          ---------    ---------    -------  ---------     ---------     ---------
   Net Assets at December 31, 1998 ...................... $ 187,550    $  44,768    $22,462  $  76,078     $  56,069     $ 316,286
                                                          =========    =========    =======  =========     =========     =========

                                                                                     Investment Divisions
                                                            -----------------------------------------------------------------------
                                                               Fidelity       Fidelity       Fidelity       AIM V.I.
                                                            VIP Equity-       VIP High         VIP II        Capital       AIM V.I.
                                                                 Income         Income      Index 500   Appreciation          Value
                                                            -----------    -----------    -----------   ------------    -----------
1998 Increase/(Decrease) from Operations
   Net investment income/(expense) ......................    $    (199)     $    (305)     $    (628)     $    (106)     $     308
   Net realized gain/(loss) from sale of investments ....         (214)          (857)         1,314           (506)           688
   Reinvested realized gain distributions ...............           --             --             --          3,390          5,068
   Net change in unrealized appreciation/(depreciation)
     of investments .....................................        7,040         (6,105)        37,019         12,582         12,049
                                                             ---------      ---------      ---------      ---------      ---------
   Net increase/(decrease) resulting from operations ....        6,627         (7,267)        37,705         15,360         18,113
                                                             ---------      ---------      ---------      ---------      ---------

1998 Policy Transactions
   Net policy purchase payments .........................      109,160         75,300        194,140        118,325        115,212
   Transfer on account of other terminations ............           --             --           (747)            (6)          (214)
   Transfer of policy loans .............................         (310)            --        (16,813)            --            (80)
   Transfer of cost of insurance and policy fees --
     Note 3 .............................................       (9,674)        (8,144)       (33,332)        (5,794)       (16,662)
   Transfer between investment divisions ................        9,125         49,168        166,538         11,414         14,597
   Transfers -- other ...................................         (453)           212          4,672           (255)        (1,155)
                                                             ---------      ---------      ---------      ---------      ---------
   Net increase/(decrease) from policy transactions .....      107,848        116,536        314,458        123,684        111,698
                                                             ---------      ---------      ---------      ---------      ---------
Total Increase/(Decrease) in Net Assets .................      114,475        109,269        352,163        139,044        129,811
   Net Assets at December 31, 1997 ......................           --             --             --             --             --
                                                             ---------      ---------      ---------      ---------      ---------
   Net Assets at December 31, 1998 ......................    $ 114,475      $ 109,269      $ 352,163      $ 139,044      $ 129,811
                                                             =========      =========      =========      =========      =========

See Notes to financial statements.


--------------------
100 & 101 PROSPECTUS                                        FINANCIAL STATEMENTS
--------------------

THE GUARDIAN SEPARATE ACCOUNT K
NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 1999

NOTE 1 -- ORGANIZATION

      The Guardian Separate Account K (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by The Guardian Insurance & Annuity Company, Inc. (GIAC) on September 1, 1995 and commenced operations on October 1, 1995. GIAC is a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian). GIAC issues the annual premium variable life insurance policies offered through the Account. GIAC provides for variable accumulations and benefits under the policies by crediting the net premium payments to one or more investment divisions established within the Account, or to the Fixed Rate Option (FRO), as selected by the policyowner. Amounts allocated to the FRO are maintained by GIAC in its general account. The policyowner also has the ability to transfer his or her policy value among the investment divisions within the Account.

      The Account currently comprises twenty-one investment divisions which invest in shares of the following mutual funds: The Guardian Stock Fund (GSF), The Guardian Bond Fund, Inc. (GBF), The Guardian Cash Fund, Inc. (GCF), Gabelli Capital Asset Fund, Baillie Gifford International Fund (BGIF), Baillie Gifford Emerging Markets Fund (BGEMF), The Guardian Small Cap Stock Fund (GSCF), Value Line Centurion Fund, Inc., Value Line Strategic Asset Management Trust, MFS Growth with Income Series, MFS Emerging Growth Series, MFS Total Return Series, MFS Bond Series, American Century VP Value Fund, American Century VP International Fund, Fidelity VIP III Growth Opportunities Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP High Income Portfolio, Fidelity VIP II Index 500 Portfolio, AIM V.I. Capital Appreciation Fund, and AIM V.I. Value Fund (collectively, the Funds and individually, a Fund). However, a policyowner may only invest in up to seven investment divisions, including the FRO.

      GSF, GBF, GCF and GSCF each has an investment advisory agreement with Guardian Investor Services Corporation, a wholly owned subsidiary of GIAC. BGIF and BGEMF are managed by Guardian Baillie Gifford Ltd., a joint venture company formed by GIAC and Baillie Gifford Overseas Ltd.

      Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of GIAC. The assets of the Account will not be charged with any liabilities arising out of any other business conducted by GIAC, but the obligations of the Account, including the promise to make benefit payments, are obligations of GIAC.

      The changes in net assets maintained in the Account provide the basis for the periodic determination of benefits under the policies. The net assets may not be less than the amount required under state insurance laws to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in GIAC's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies of the Account.

Investments

      (a) Net proceeds from the sale of annual premium variable life insurance policies are invested by the Account's investment divisions in shares of the corresponding Funds at the net asset value of each Fund's shares. All distributions made by a Fund are reinvested in shares of the same Fund.

      (b) The market value of the investments in the Funds is based on the net asset value of the respective Funds as of their close of business on the valuation date.

      (c) Investment transactions are accounted for on the trade date and income is recorded on the ex-dividend date.

      (d) The cost of investments sold is determined on a first in, first out
(FIFO) basis.


--------------
102 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

The Guardian Insurance and Annuity Company, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

Federal Income Taxes

      The operations of the Account are part of the operations of GIAC and, as such, are included in the combined tax return of GIAC. GIAC is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

      Under current tax law, no federal taxes are payable by GIAC with respect to the operations of the Account.

NOTE 3 -- ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES

      GIAC assumes mortality and expense risk related to the operations of the Account. To cover these risks, GIAC deducts a daily charge from the net assets of the policyowner's account which, on an annual basis, is equal to a rate of
 .60% of the policy account value. For the year ended December 31, 1999 this amount was $ 752,490.

      Under the terms of the policy, GIAC also deducts certain charges from the policy account value. These other contractual charges are deducted by redeeming units of the investment divisions and consist of:

      a) a monthly charge for the cost of life insurance, based on the face value of the policyowner's insurance inforce, as compensation for the anticipated cost of paying death benefits. For the years ended December 31, 1999 and December 31, 1998, deductions for cost of life insurance amounted to $9,818,037 and $6,920,312, respectively.

      b) policy and administrative fees which vary with the face amount, age of the insured or the duration of the contract. For the years ended December 31, 1999 and December 31, 1998 these fees amounted to $4,831,100 and $3,553,333, respectively.

      c) an annual state premium tax charge as a percentage of the basic premium. This rate varies by state of jurisdiction. The annual state premium tax charge for the year ended December 31, 1999 was $ 1,551,577.

      Currently, GIAC makes no charge against the Account for GIAC's federal income taxes. However, GIAC reserves the right to charge taxes attributable to the Account in the future.

      Under current laws, GIAC may incur state and local taxes in several states. At present, these taxes are not significant. In the event of a material change in applicable state or local tax laws, GIAC reserves the right to charge the Account for such taxes, if any, which are attributable to the Account.

NOTE 4 -- NET ASSETS, DECEMBER 31, 1999

      At December 31, 1999, net assets of the Account were as follows:

   Accumulation of
    Variable Life Insurance
    Policyowners' Accounts                                 $110,316,570

   Owned by GIAC                                             42,335,444
                                                           ------------
                                                           $152,652,014
                                                           ============

      The amount retained by GIAC in the Account is comprised of amounts accruing to GIAC from the operations of the Account and retained therein. Amounts retained by GIAC in the Account may be transferred by GIAC to its general account.

                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 103
                                                                  --------------

The Guardian Insurance and Annuity Company, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE 5 -- PURCHASES AND SALES

      During the years ended December 31, 1999 and December 31, 1998, purchases and sales of shares of the Funds were as follows:

                                                  Purchases            Purchases               Sales                Sales
                                               December 31,         December 31,        December 31,         December 31,
                                                       1999                 1998                1999                 1998
                                               ------------         ------------        ------------         ------------
The Guardian Stock Fund .....................  $ 40,197,732         $ 32,802,820         $ 5,716,777          $ 2,176,893
The Guardian Bond Fund, Inc. ................       552,238              665,277             167,539              130,957
The Guardian Cash Fund, Inc. ................     3,523,728            3,391,687           3,039,269            2,187,271
Gabelli Capital Asset Fund ..................       816,264              380,959             120,592               95,937
Baillie Gifford International Fund ..........     2,323,392            2,354,699             788,593              543,283
Baillie Gifford Emerging Markets Fund .......       143,195               41,680              19,406               24,426
The Guardian Small Cap Stock Fund ...........     1,313,504            1,954,094             478,918              296,386
Value Line Centurion Fund, Inc. .............     3,024,194            2,479,523           1,151,586              520,585
Value Line Strategic Asset
  Management Trust ..........................     3,123,122            2,338,163             547,573              423,202
MFS Growth with Income Series ...............     1,467,895              857,518             363,353              203,463
MFS Emerging Growth Series ..................     1,021,280              220,378             191,565               55,421
MFS Total Return Series .....................       130,430               50,152              35,006                6,910
MFS Bond Series .............................        32,771               22,992               3,882                  922
American Century VP Value Fund ..............        94,078               80,227              95,904                2,267
American Century VP International Fund ......       428,929               88,448              43,698               35,518
Fidelity VIP III Growth Opportunities
  Portfolio .................................     1,458,472              308,523             129,398               16,553
Fidelity VIP Equity-Income Portfolio ........       289,600              119,735              44,276               11,887
Fidelity VIP High Income Portfolio ..........       106,545              123,681              80,823                7,146
Fidelity VIP II Index 500 Portfolio .........     3,678,236              366,042             337,346               51,584
AIM V.I. Capital Appreciation Fund ..........       341,453              142,957             131,925               15,691
AIM V.I. Value Fund .........................     3,167,787              131,546             156,107               14,207
                                               ------------         ------------        ------------         ------------
  Total                                        $ 67,234,845         $ 48,921,101        $ 13,643,536          $ 6,820,509
                                               ============         ============        ============         ============

      In some instances the calculation of total assets may not agree due to rounding.


--------------
104 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Guardian Insurance & Annuity Company, Inc.
and the Contract Owners of The Guardian Separate Account K

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Guardian Stock, Guardian Bond, Guardian Cash, Gabelli Capital Asset, Baillie Gifford International, Baillie Gifford Emerging Markets, Guardian Small Cap Stock, Value Line Centurion, Value Line Strategic Asset Management, MFS Growth with Income, MFS Emerging Growth, MFS Total Return, MFS Bond, American Century VP Value, American Century VP International, Fidelity VIP III Growth Opportunities, Fidelity VIP Equity-Income, Fidelity VIP High Income, Fidelity VIP II Index 500, AIM V.I. Capital Appreciation and AIM V.I. Value investment divisions (constituting The Guardian Separate Account K) at December 31, 1999, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the management of The Guardian Insurance & Annuity Company, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned at December 31, 1999 by correspondence with the transfer agents of the underlying funds, provide a reasonable basis for the opinion expressed above.


/s/ Pricewaterhouse Coopers LLP

New York, New York
February 20, 2000


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 105
                                                                  --------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

September 30, 1999 (Unaudited)

                                                                                Investment Divisions
                                                          -------------------------------------------------------------------
                                                                           Guardian      Guardian
                                                             Guardian        VC 500      VC Asset      Guardian      Guardian
                                                                Stock         Index    Allocation          Bond          Cash
                                                          -----------   -----------   -----------   -----------   -----------
Assets:
  Shares owned in underlying fund .....................     1,574,259            --            --        88,917       274,903
  Net asset value per share (NAV) .....................         49.90            --            --         11.83         10.00
                                                          -----------   -----------   -----------   -----------   -----------
    Total Assets (Shares x NAV) .......................   $78,555,522   $        --   $        --   $ 1,051,886   $ 2,749,033

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.       232,030            --            --         4,054         7,827
                                                          -----------   -----------   -----------   -----------   -----------
    Net Assets -- Note 4 ..............................   $78,323,492   $        --   $        --   $ 1,047,832   $ 2,741,206
                                                          ===========   ===========   ===========   ===========   ===========

Number of units outstanding ...........................     3,665,598            --            --        85,213       230,718
Unit value ............................................         21.37            --            --         12.30         11.88

FIFO Cost .............................................   $75,700,724   $        --   $        --   $ 1,091,769   $ 2,749,033

                                                                                Investment Divisions
                                                          -------------------------------------------------------------------

                                                                            Baillie  Baillie Gifford      Guardian
                                                             Gabelli        Gifford         Emerging     Small Cap   Value Line
                                                           Cap Asset  International          Markets         Stock    Centurion
                                                         -----------  -------------  ---------------   -----------  -----------
Assets:
  Shares owned in underlying fund .....................       43,052        235,564           11,116       192,117      257,768
  Net asset value per share (NAV) .....................        17.78          22.60             9.17         12.41        30.45
                                                         -----------    -----------  ---------------   -----------  -----------
    Total Assets (Shares x NAV) .......................  $   765,467    $ 5,323,738      $   101,937   $ 2,384,177  $ 7,849,036

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.        2,855         15,466              338         7,394       24,462
                                                         -----------    -----------      -----------   -----------  -----------
    Net Assets -- Note 4 ..............................  $   762,612    $ 5,308,272      $   101,599   $ 2,376,783  $ 7,824,574
                                                         ===========    ===========      ===========   ===========  ===========

Number of units outstanding ...........................       64,175        300,463           10,748       255,347      407,762
Unit value ............................................        11.88          17.67             9.45          9.31        19.19

FIFO Cost .............................................  $   734,913    $ 4,803,710      $    91,092   $ 2,392,913  $ 7,217,438

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 1999 (Unaudited)

                                                                                                 Investment Divisions
                                                                               -----------------------------------------------------
                                                                                            Guardian    Guardian
                                                                                 Guardian     VC 500    VC Asset  Guardian  Guardian
                                                                                    Stock      Index  Allocation      Bond      Cash
                                                                               ----------  ---------  ----------  --------  --------
Investment Income
  Income:
    Reinvested dividends ....................................................  $  181,281  $      --  $       --  $ 22,931  $ 77,415
  Expenses -- Note 3:
    Mortality and expense risk charges ......................................     322,014         --          --     4,224    10,529
                                                                               ----------  ---------  ----------  --------  --------
  Net investment income/(expense) ...........................................    (140,733)        --          --    18,707    66,886
                                                                               ----------  ---------  ----------  --------  --------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .......................     896,653         --          --    (2,484)       --
    Reinvested realized gain distributions ..................................   1,764,926         --          --     2,663        --
                                                                               ----------  ---------  ----------  --------  --------
  Net realized gain/(loss) on investments ...................................   2,661,579         --          --       179        --
  Net change in unrealized appreciation/(depreciation) of investments .......     (27,157)        --          --   (28,674)       --
                                                                               ----------  ---------  ----------  --------  --------
Net realized and unrealized gain/(loss) from investments ....................   2,634,422         --          --   (28,495)       --
                                                                               ----------  ---------  ----------  --------  --------
Net Increase/(Decrease) in Net Assets Resulting from Operations .............  $2,493,689  $      --  $       --  $ (9,788) $ 66,886
                                                                               ==========  =========  ==========  ========  ========

                                                                                           Investment Divisions
                                                                    ----------------------------------------------------------------
                                                                                     Baillie  Baillie Gifford   Guardian
                                                                      Gabelli        Gifford         Emerging  Small Cap  Value Line
                                                                    Cap Asset  International          Markets      Stock   Centurion
                                                                    ---------  -------------  ---------------  ---------  ----------
Investment Income
  Income:
    Reinvested dividends ........................................  $      --    $    11,858    $        --    $    772    $  20,623
  Expenses -- Note 3:
    Mortality and expense risk charges ..........................      2,252         20,905            306       8,526       33,574
                                                                   ---------    -----------    -----------    --------    ---------
  Net investment income/(expense) ...............................     (2,252)        (9,047)          (306)     (7,754)     (12,951)
                                                                   ---------    -----------    -----------    --------    ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ...........      4,649        114,296          2,403     (97,190)     102,291
    Reinvested realized gain distributions ......................         --         54,341             --          --      554,526
                                                                   ---------    -----------    -----------    --------    ---------
  Net realized gain/(loss) on investments .......................      4,649        168,637          2,403     (97,190)     656,817
  Net change in unrealized appreciation/(depreciation)
    of investments ..............................................     24,104        257,789          9,838      62,667     (153,480)
                                                                   ---------    -----------    -----------    --------    ---------
Net realized and unrealized gain/(loss) from investments ........     28,753        426,426         12,241     (34,523)     503,337
                                                                   ---------    -----------    -----------    --------    ---------
Net Increase/(Decrease) in Net Assets Resulting from Operations .  $  26,501    $   417,379    $    11,935    $(42,277)   $ 490,386
                                                                   =========    ===========    ===========    ========    =========

See Notes to financial statements.


--------------------
106 & 107 PROSPECTUS                                        FINANCIAL STATEMENTS
--------------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

September 30, 1999 (Unaudited)

                                                                                      Investment Divisions
                                                         ---------------------------------------------------------------------------
                                                         Value Line
                                                          Strategic      AIM V.I.                               American    American
                                                              Asset       Capital    AIM V.I.    AIM V.I.     Century VP  Century VP
                                                         Management  Appreciation      Global       Value  International       Value
                                                         ----------  ------------  ----------  ----------  -------------  ----------
Assets:
  Shares owned in underlying fund .....................     263,542        10,516          --      85,762       43,432        17,334
  Net asset value per share (NAV) .....................       26.40         26.84          --       26.25         6.04          8.47
                                                         ----------    ----------  ----------  ----------   ----------    ----------
    Total Assets (Shares x NAV) .......................  $6,957,500    $  282,253  $       --  $2,483,659   $  367,867    $  104,698

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.      20,865         1,228          --       4,954        1,184           431
                                                         ----------    ----------  ----------  ----------   ----------    ----------
    Net Assets -- Note 4 ..............................  $6,936,635    $  281,025  $       --  $2,478,705   $  366,683    $  104,267
                                                         ==========    ==========  ==========  ==========   ==========    ==========

Number of units outstanding ...........................     358,608        22,851          --     177,137       31,568        10,913
Unit value ............................................       19.34         12.30          --       13.99        11.62          9.55

FIFO Cost .............................................  $6,263,597    $  273,850  $       --  $2,477,471   $  350,854    $  113,449


                                                                              Investment Divisions
                                                         ---------------------------------------------------------------
                                                           Fidelity VIP     Fidelity VIP        Fidelity        Fidelity
                                                                 Equity             High          VIP II          VIP II
                                                                 Income           Income      Contrafund       500 Index
                                                         Original Class   Original Class  Original Class  Original Class
                                                         --------------   --------------  --------------  --------------
Assets:
  Shares owned in underlying fund .....................          11,002           12,457              --          19,306
  Net asset value per share (NAV) .....................           24.88            10.88              --          145.84
                                                             ----------       ----------      ----------      ----------
    Total Assets (Shares x NAV) .......................      $  273,729       $  135,529      $       --      $2,815,645

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.             995              838              --           6,863
                                                             ----------       ----------      ----------      ----------
    Net Assets -- Note 4 ..............................      $  272,734       $  134,691      $       --      $2,808,782
                                                             ==========       ==========      ==========      ==========

Number of units outstanding ...........................          24,653           14,039              --         219,918
Unit value ............................................           11.06             9.59              --           12.77

FIFO Cost .............................................      $  276,924       $  142,641      $       --      $2,880,501

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 1999 (Unaudited)

                                                                                      Investment Divisions
                                                                 --------------------------------------------------------------
                                                                 Value Line
                                                                  Strategic      AIM V.I.                               American
                                                                      Asset       Capital    AIM V.I.    AIM V.I.     Century VP
                                                                 Management  Appreciation      Global       Value  International
                                                                 ----------  ------------  ----------  ----------  -------------
Investment Income
  Income:
    Reinvested dividends ......................................   $  67,093    $      --    $      --   $      --    $      --
  Expenses -- Note 3:
    Mortality and expense risk charges ........................      28,485          930           --       4,689        1,108
                                                                  ---------    ---------    ---------   ---------    ---------
  Net investment income/(expense) .............................      38,608         (930)          --      (4,689)      (1,108)
                                                                  ---------    ---------    ---------   ---------    ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments .........      75,236       17,856           --      25,074        4,648
    Reinvested realized gain distributions ....................     346,059           --           --          --           --
                                                                  ---------    ---------    ---------   ---------    ---------
  Net realized gain/(loss) on investments .....................     421,295       17,856           --      25,074        4,648
  Net change in unrealized appreciation/(depreciation)
    of investments ............................................     160,946       (4,180)          --      (5,860)      13,719
                                                                  ---------    ---------    ---------   ---------    ---------
Net realized and unrealized gain/(loss) from investments ......     582,241       13,676           --      19,214       18,367
                                                                  ---------    ---------    ---------   ---------    ---------
Net Increase/(Decrease) in Net Assets Resulting from Operations   $ 620,849    $  12,746    $      --   $  14,525    $  17,259
                                                                  =========   =========    =========   =========    =========

                                                                                      Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                        Fidelity VIP    Fidelity VIP        Fidelity        Fidelity
                                                            American          Equity            High          VIP II          VIP II
                                                          Century VP          Income          Income      Contrafund       500 Index
                                                               Value  Original Class  Original Class  Original Class  Original Class
                                                          ----------  --------------  --------------  --------------  --------------
Investment Income
  Income:
    Reinvested dividends ................................  $     912       $   1,839       $  10,494       $      --      $   4,912
  Expenses -- Note 3:
    Mortality and expense risk charges ..................        190             795             533              --          6,235
                                                           ---------       ---------       ---------       ---------      ---------
  Net investment income/(expense) .......................        722           1,044           9,961              --         (1,323)
                                                           ---------       ---------       ---------       ---------      ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ...     (3,500)          1,565          (7,093)             --         48,261
    Reinvested realized gain distributions ..............      8,647           4,067             392              --          3,333
                                                           ---------       ---------       ---------       ---------      ---------
  Net realized gain/(loss) on investments ...............      5,147           5,632          (6,701)             --         51,594
  Net change in unrealized appreciation/(depreciation)
    of investments ......................................     (7,408)        (10,234)         (1,007)             --       (101,875)
                                                           ---------       ---------       ---------       ---------      ---------
Net realized and unrealized gain/(loss) from investments      (2,261)         (4,602)         (7,708)             --        (50,281)
                                                           ---------       ---------       ---------       ---------      ---------
Net Increase/(Decrease) in Net Assets Resulting from
  Operations ............................................  $  (1,539)      $  (3,558)      $   2,253       $      --      $ (51,604)
                                                           =========       =========       =========       =========      =========

See Notes to financial statements.


--------------------
108 & 109 PROSPECTUS                                        FINANCIAL STATEMENTS
--------------------

The Guardian Separate Account K

STATEMENT OF ASSETS AND LIABILITIES

September 30, 1999 (Unaudited)

                                                                                     Investment Divisions
                                                            ---------------------------------------------------------------
                                                                  Fidelity
                                                                    Growth        Janus         Janus
                                                             Opportunities   Aggressive       Capital     Janus       Janus
                                                            Original Class       Growth  Appreciation    Growth   Worldwide
                                                            --------------   ----------  ------------   -------   ---------
Assets:
  Shares owned in underlying fund .....................             61,299           --            --        --          --
  Net asset value per share (NAV) .....................              21.75           --            --        --          --
                                                                ----------   ----------    ----------   -------   ---------
    Total Assets (Shares x NAV) .......................         $1,333,248   $       --    $       --   $    --   $      --

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.              3,463           --            --        --          --
                                                                ----------   ----------    ----------   -------   ---------
    Net Assets -- Note 4 ..............................         $1,329,785   $       --    $       --   $    --   $      --
                                                                ==========   ==========    ==========   =======   =========

Number of units outstanding ...........................            113,724           --            --        --          --
Unit value ............................................              11.69           --            --        --          --

FIFO Cost .............................................         $1,378,493   $       --    $       --   $    --   $      --

                                                                                      Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                            MFS          MFS
                                                               MFS     Emerging       Growth      MFS New          MFS           MFS
                                                              Bond       Growth  with Income    Discovery     Research  Total Return
                                                          --------   ----------  -----------   ----------   ----------  ------------
Assets:
  Shares owned in underlying fund .....................      4,352       29,242       81,106           --           --        5,292
  Net asset value per share (NAV) .....................      10.97        24.47        19.28           --           --        17.26
                                                          --------   ----------   ----------   ----------   ----------   ----------
    Total Assets (Shares x NAV) .......................   $ 47,740   $  715,553   $1,563,716   $       --   $       --   $   91,345

Liabilities:
  Due to the Guardian Insurance & Annuity Company, Inc.        218        2,371        4,695           --           --          394
                                                          --------   ----------   ----------   ----------   ----------   ----------
    Net Assets -- Note 4 ..............................   $ 47,522   $  713,182   $1,559,021   $       --   $       --   $   90,951
                                                          ========   ==========   ==========   ==========   ==========   ==========

Number of units outstanding ...........................      4,578       50,900      125,127           --           --        8,305
Unit value ............................................      10.38        14.01        12.46           --           --        10.95

FIFO Cost .............................................   $ 48,559   $  675,957   $1,597,113   $       --   $       --   $   95,364

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 1999 (Unaudited)

                                                                                     Investment Divisions
                                                            ---------------------------------------------------------------
                                                                  Fidelity
                                                                    Growth        Janus         Janus
                                                             Opportunities   Aggressive       Capital      Janus       Janus
                                                            Original Class       Growth  Appreciation     Growth   Worldwide
                                                            --------------   ----------  ------------  ---------   ---------
Investment Income
  Income:
    Reinvested dividends ...............................         $   3,409   $      --     $      --   $      --   $      --
  Expenses -- Note 3:
    Mortality and expense risk charges .................             3,032          --            --          --          --
                                                                 ---------   ---------     ---------   ---------   ---------
  Net investment income/(expense) ......................               377          --            --          --          --
                                                                 ---------   ---------     ---------   ---------   ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ..            11,634          --            --          --          --
    Reinvested realized gain distributions .............             6,375          --            --          --          --
                                                                 ---------   ---------     ---------   ---------   ---------
  Net realized gain/(loss) on investments ..............            18,009          --            --          --          --
  Net change in unrealized appreciation/
    (depreciation) of investments ......................           (69,489)         --            --          --          --
                                                                 ---------   ---------     ---------   ---------   ---------
Net realized and unrealized gain/(loss) from investments           (51,480)         --            --          --          --
                                                                 ---------   ---------     ---------   ---------   ---------
Net Increase/(Decrease) in Net Assets Resulting
  from Operations ......................................         $ (51,103)  $      --     $      --   $      --   $      --
                                                                 =========   =========     =========   =========   =========

                                                                                       Investment Divisions
                                                           -------------------------------------------------------------------------
                                                                             MFS          MFS
                                                                MFS     Emerging       Growth      MFS New         MFS           MFS
                                                               Bond       Growth  with Income    Discovery    Research  Total Return
                                                           --------   ----------  -----------   ----------  ----------  ------------
Investment Income
  Income:
    Reinvested dividends ...............................  $     850    $      --    $   3,764   $      --    $      --    $   1,578
  Expenses -- Note 3:
    Mortality and expense risk charges .................        174        1,924        5,417          --           --          344
                                                          ---------    ---------    ---------   ---------    ---------    ---------
  Net investment income/(expense) ......................        676       (1,924)      (1,653)         --           --        1,234
                                                          ---------    ---------    ---------   ---------    ---------    ---------

Realized and Unrealized Gain/(Loss) from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale of investments ..         40       35,342       20,644          --           --        1,160
    Reinvested realized gain distributions .............         64           --        4,518          --           --        2,927
                                                          ---------    ---------    ---------   ---------    ---------    ---------
  Net realized gain/(loss) on investments ..............        104       35,342       25,162          --           --        4,087
  Net change in unrealized appreciation/
    (depreciation) of investments ......................     (1,241)      10,487     (105,650)         --           --       (5,491)
                                                          ---------    ---------    ---------   ---------    ---------    ---------
Net realized and unrealized gain/(loss) from investments     (1,137)      45,829      (80,488)         --           --       (1,404)
                                                          ---------    ---------    ---------   ---------    ---------    ---------
Net Increase/(Decrease) in Net Assets Resulting
  from Operations ......................................  $    (461)      43,905    $ (82,141)  $      --    $      --    $    (170)
                                                          =========    =========    =========   =========    =========    =========

See Notes to financial statements.


--------------------
110 & 111 PROSPECTUS                                        FINANCIAL STATEMENTS
--------------------

The Guardian Separate Account K

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                             Investment Divisions
                                                                        -----------------------------------------------------------
                                                                                       Guardian    Guardian
                                                                            Guardian     VC 500    VC Asset    Guardian    Guardian
                                                                               Stock      Index  Allocation        Bond        Cash
                                                                        ------------  ---------  ----------  ----------  ----------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) ...................................  $   (140,733) $      --  $       --  $   18,707  $   66,886
   Net realized/(gain) from sale of investments ......................       896,653         --          --      (2,484)         --
   Reinvested realized gain distributions ............................     1,764,926         --          --       2,663          --
   Net change in unrealized appreciation/(depreciation) of investments       (27,157)        --          --     (28,674)         --
                                                                        ------------  ---------  ----------  ----------  ----------
   Net increase/(decrease) resulting from operations .................     2,493,689         --          --      (9,788)     66,886
                                                                        ------------  ---------  ----------  ----------  ----------

1999 Policy Transactions
   Net policy purchase payments ......................................    29,748,642         --          --     418,218   1,174,169
   Transfer on account of other terminations .........................    (1,856,247)        --          --     (18,652)    (55,068)
   Transfer of policy loans ..........................................    (2,168,956)        --          --     (18,700)    (10,557)
   Transfer of cost of insurance and policy fees -- Note 3 ...........    (7,566,405)        --          --     (97,874)   (205,974)
   Transfer between investment divisions .............................    (2,589,713)        --          --     (42,828)   (489,974)
   Transfer -- Other .................................................        49,036         --          --         543        (118)
                                                                        ------------  ---------  ----------  ----------  ----------
   Net increase/(decrease) from policy transactions ..................    15,616,357         --          --     240,707     412,478
                                                                        ------------  ---------  ----------  ----------  ----------
Total Increase/(Decrease) in Net Assets ..............................    18,110,046         --          --     230,919     479,364
   Net Assets at December 31, 1998 ...................................    60,213,446         --          --     816,913   2,261,842
                                                                        ------------  ---------  ----------  ----------  ----------
   Net Assets at September 30, 1999 ..................................  $ 78,323,492  $      --  $       --  $1,047,832  $2,741,206
                                                                        ============  =========  ==========  ==========  ==========

                                                                                          Investment Divisions
                                                                  ------------------------------------------------------------------
                                                                                    Baillie  Baillie Gifford    Guardian
                                                                     Gabelli        Gifford         Emerging   Small Cap  Value Line
                                                                   Cap Asset  International          Markets       Stock   Centurion
                                                                  ----------  -------------  ---------------  ----------  ----------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) .............................  $   (2,252)  $     (9,047)   $       (306) $   (7,754) $  (12,951)
   Net realized/(gain) from sale of investments ................       4,649        114,296           2,403     (97,190)    102,291
   Reinvested realized gain distributions ......................          --         54,341              --          --     554,526
   Net change in unrealized appreciation/(depreciation)
     of investments ............................................      24,104        257,789           9,838      62,667    (153,480)
                                                                  ----------   ------------    ------------  ----------  ----------
   Net increase/(decrease) resulting from operations ...........      26,501        417,379          11,935     (42,277)    490,386
                                                                  ----------   ------------    ------------  ----------  ----------

1999 Policy Transactions
   Net policy purchase payments ................................     400,573      1,730,298          50,712   1,206,365   2,128,754
   Transfer on account of other terminations ...................      (3,037)      (284,711)           (148)   (148,986)   (164,098)
   Transfer of policy loans ....................................     (14,222)      (126,200)         (1,101)    (13,382)   (175,360)
   Transfer of cost of insurance and policy fees -- Note 3 .....     (85,833)      (417,660)         (8,717)   (269,143)   (558,229)
   Transfer between investment divisions .......................     154,096       (302,644)         29,938    (148,933)    124,351
   Transfer -- Other ...........................................        (763)         6,737             170         803      13,783
                                                                  ----------   ------------    ------------  ----------  ----------
   Net increase/(decrease) from policy transactions ............     450,814        605,820          70,854     626,724   1,369,201
                                                                  ----------   ------------    ------------  ----------  ----------
Total Increase/(Decrease) in Net Assets ........................     477,315      1,023,199          82,789     584,447   1,859,587
   Net Assets at December 31, 1998 .............................     285,297      4,285,073          18,810   1,792,336   5,964,987
                                                                  ----------   ------------    ------------  ----------  ----------
   Net Assets at September 30, 1999 ............................  $  762,612   $  5,308,272    $    101,599  $2,376,783  $7,824,574
                                                                  ==========   ============    ============  ==========  ==========

                                                                                        Investment Divisions
                                                                 ----------------------------------------------------------------
                                                                 Value Line
                                                                  Strategic     AIM V.I.                                 American
                                                                      Asset      Capital    AIM V.I.    AIM V.I.       Century VP
                                                                 Management Appreciation      Global       Value    International
                                                                 ---------- ------------  ----------  ----------    -------------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) ...........................  $    38,608  $      (930) $      --   $    (4,689)   $    (1,108)
   Net realized/(gain) from sale of investments ..............       75,236       17,856         --        25,074          4,648
   Reinvested realized gain distributions ....................      346,059           --         --            --             --
   Net change in unrealized appreciation/(depreciation)
     of investments ..........................................      160,946       (4,180)        --        (5,860)        13,719
                                                                -----------  -----------  ---------   -----------    -----------
   Net increase/(decrease) resulting from operations .........      620,849       12,746         --        14,525         17,259
                                                                -----------  -----------  ---------   -----------    -----------

1999 Policy Transactions
   Net policy purchase payments ..............................    2,083,374      110,542         --     1,046,783        116,339
   Transfer on account of other terminations .................     (117,217)        (673)        --       (17,461)          (632)
   Transfer of policy loans ..................................     (117,670)          --         --        (1,986)        (1,431)
   Transfer of cost of insurance and policy fees -- Note 3 ...     (533,795)     (17,254)        --      (126,862)       (22,765)
   Transfer between investment divisions .....................        8,232       37,157         --     1,441,410        201,323
   Transfer -- Other .........................................        2,334         (537)        --        (7,515)           521
                                                                -----------  -----------  ---------   -----------    -----------
   Net increase/(decrease) from policy transactions ..........    1,325,258      129,235         --     2,334,369        293,355
                                                                -----------  -----------  ---------   -----------    -----------
Total Increase/(Decrease) in Net Assets ......................    1,946,107      141,981         --     2,348,894        310,614
   Net Assets at December 31, 1998 ...........................    4,990,528      139,044         --       129,811         56,069
                                                                -----------  -----------  ---------   -----------    -----------
   Net Assets at September 30, 1999 ..........................  $ 6,936,635  $   281,025  $      --   $ 2,478,705    $   366,683
                                                                ===========  ===========  =========   ===========    ===========

                                                                                      Investment Divisions
                                                          --------------------------------------------------------------------------
                                                                        Fidelity VIP    Fidelity VIP        Fidelity        Fidelity
                                                            American          Equity            High          VIP II          VIP II
                                                          Century VP          Income          Income      Contrafund       500 Index
                                                               Value  Original Class  Original Class  Original Class  Original Class
                                                          ----------  --------------  --------------  --------------  --------------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) .....................  $      722     $     1,044     $     9,961     $        --    $    (1,323)
   Net realized/(gain) from sale of investments ........      (3,500)          1,565          (7,093)             --         48,261
   Reinvested realized gain distributions ..............       8,647           4,067             392              --          3,333
   Net change in unrealized appreciation/(depreciation)
     of investments ....................................      (7,408)        (10,234)         (1,007)             --       (101,875)
                                                          ----------     -----------     -----------     -----------    -----------
   Net increase/(decrease) resulting from operations ...      (1,539)         (3,558)          2,253              --        (51,604)
                                                          ----------     -----------     -----------     -----------    -----------

1999 Policy Transactions
   Net policy purchase payments ........................      43,937         116,970          63,242              --      1,806,323
   Transfer on account of other terminations ...........     (10,319)         (2,004)           (564)             --         (9,294)
   Transfer of policy loans ............................          --            (219)         (2,052)             --         (3,850)
   Transfer of cost of insurance and policy fees --
     Note 3 ............................................      (7,260)        (25,161)        (13,505)             --       (239,335)
   Transfer between investment divisions ...............       4,000          72,218         (24,284)             --        959,418
   Transfer -- Other ...................................        (630)             13             332              --         (5,039)
                                                          ----------     -----------     -----------     -----------    -----------
   Net increase/(decrease) from policy transactions ....      29,728         161,817          23,169              --      2,508,223
                                                          ----------     -----------     -----------     -----------    -----------
Total Increase/(Decrease) in Net Assets ................      28,189         158,259          25,422              --      2,456,619
   Net Assets at December 31, 1998 .....................      76,078         114,475         109,269              --        352,163
                                                          ----------     -----------     -----------     -----------    -----------
   Net Assets at September 30, 1999 ....................  $  104,267     $   272,734     $   134,691     $        --    $ 2,808,782
                                                          ==========     ===========     ===========     ===========    ===========

See Notes to financial statements.


--------------------
112 & 113 PROSPECTUS                                        FINANCIAL STATEMENTS
--------------------

The Guardian Separate Account K

STATEMENTS OF CHANGES IN NET ASSETS

For the Nine Months Ended September 30, 1999 (Unaudited)

                                                                                        Investment Divisions
                                                            ------------------------------------------------------------------------
                                                                  Fidelity
                                                                    Growth        Janus         Janus
                                                             Opportunities   Aggressive       Capital    Janus      Janus       MFS
                                                            Original Class       Growth  Appreciation   Growth  Worldwide      Bond
                                                            --------------   ----------  ------------  -------  ---------  --------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) .......................     $       377    $      --     $      --  $    --   $     --  $    676
   Net realized/(gain) from sale of investments ..........          11,634           --            --       --         --        40
   Reinvested realized gain distributions ................           6,375           --            --       --         --        64
   Net change in unrealized appreciation/(depreciation)
     of investments ......................................         (69,489)          --            --       --         --    (1,241)
                                                               -----------    ---------     ---------  -------   --------  --------
   Net increase/(decrease) resulting from operations .....         (51,103)          --            --       --         --      (461)
                                                               -----------    ---------     ---------  -------   --------  --------

1999 Policy Transactions
   Net policy purchase payments ..........................       1,019,849           --            --       --         --    29,878
   Transfer on account of other terminations .............          (2,457)          --            --       --         --      (962)
   Transfer of policy loans ..............................          (3,406)          --            --       --         --        --
   Transfer of cost of insurance and policy fees -- Note 3        (143,982)          --            --       --         --    (3,523)
   Transfer between investment divisions .................         197,026           --            --       --         --       142
   Transfer -- Other .....................................          (2,428)          --            --       --         --       (14)
                                                               -----------    ---------     ---------  -------   --------  --------
   Net increase/(decrease) from policy transactions ......       1,064,602           --            --       --         --    25,521
                                                               -----------    ---------     ---------  -------   --------  --------
Total Increase/(Decrease) in Net Assets ..................       1,013,499           --            --       --         --    25,060
   Net Assets at December 31, 1998 .......................         316,286           --            --       --         --    22,462
                                                               -----------    ---------     ---------  -------   --------  --------
   Net Assets at September 30, 1999 ......................     $ 1,329,785    $      --     $      --  $    --   $     --  $ 47,522
                                                               ===========    =========     =========  =======   ========  ========

                                                                                      Investment Divisions
                                                             ---------------------------------------------------------------------
                                                                     MFS            MFS
                                                                Emerging         Growth        MFS New           MFS           MFS
                                                                  Growth    with Income      Discovery      Research  Total Return
                                                             -----------    -----------    -----------   -----------  ------------
1999 Increase/(Decrease) from Operations
   Net investment income/(expense) .......................   $    (1,924)   $    (1,653)   $        --   $        --   $     1,234
   Net realized/(gain) from sale of investments ..........        35,342         20,644             --            --         1,160
   Reinvested realized gain distributions ................            --          4,518             --            --         2,927
   Net change in unrealized appreciation/(depreciation)
     of investments ......................................        10,487       (105,650)            --            --        (5,491)
                                                             -----------    -----------    -----------   -----------   -----------
   Net increase/(decrease) resulting from operations .....        43,905        (82,141)            --            --          (170)
                                                             -----------    -----------    -----------   -----------   -----------

1999 Policy Transactions
   Net policy purchase payments ..........................       390,731      1,040,081             --            --        62,688
   Transfer on account of other terminations .............       (16,474)       (13,443)            --            --          (530)
   Transfer of policy loans ..............................       (11,933)       (10,162)            --            --        (1,127)
   Transfer of cost of insurance and policy fees -- Note 3       (71,222)      (214,272)            --            --       (14,144)
   Transfer between investment divisions .................       190,164         49,586             --            --          (503)
   Transfer -- Other .....................................           461            939             --            --           (31)
                                                             -----------    -----------    -----------   -----------   -----------
   Net increase/(decrease) from policy transactions ......       481,727        852,729             --            --        46,353
                                                             -----------    -----------    -----------   -----------   -----------
Total Increase/(Decrease) in Net Assets ..................       525,632        770,588             --            --        46,183
   Net Assets at December 31, 1998 .......................       187,550        788,433             --            --        44,768
                                                             -----------    -----------    -----------   -----------   -----------
   Net Assets at September 30, 1999 ......................   $   713,182    $ 1,559,021    $        --   $        --   $    90,951
                                                             ===========    ===========    ===========   ===========   ===========

See Notes to financial statements.


--------------------
114 & 115 PROSPECTUS                                        FINANCIAL STATEMENTS
--------------------

THE GUARDIAN INSURANCE
& ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED BALANCE SHEETS

                                                                        As of
                                                           September 30,  December 31
                                                                    2000         1999
                                                               Unaudited      Audited
                                                               ---------    ---------
                                                                   (In millions)
Assets:
Bonds, available for sale at fair
   value (cost $541.7 million; $572.7 million, respectively)   $   525.4    $   554.8
Affiliated mutual funds ....................................        78.6         78.0
Joint ventures .............................................          --          0.5
Policy loans ...............................................        84.9         80.1
Short-term investments .....................................        26.0          7.1
                                                               ---------    ---------
Total invested assets ......................................       714.9        720.5
                                                               ---------    ---------
Cash and cash equivalents ..................................         4.4         63.6
Deferred acquisition costs .................................       397.1        357.5
Deferred software costs ....................................        30.8         11.6
Uncollected and unpaid premiums ............................         0.9          3.4
Amounts receivable from reinsurers .........................        49.2         46.5
Investment income due and accrued ..........................         9.6          9.9
Other assets ...............................................         5.2          5.1
Accounts receivable ........................................        31.0         37.5
Federal income taxes recoverable ...........................        20.3           --
Separate account assets ....................................    11,496.7     11,063.8
                                                               ---------    ---------
Total Assets ...............................................   $12,760.1    $12,319.4
                                                               =========    =========

Liabilities:
Future policy benefits and other policyholder liabilities ..   $   540.4    $   547.9
Due to parent and mutual fund affiliates ...................        54.7         69.6
Current federal income taxes ...............................        11.4         18.2
Deferred federal income taxes ..............................       111.5        102.8
Accrued expenses and other liabilities .....................        60.2        110.0
Separate account liabilities ...............................    11,414.6     10,970.4
                                                               ---------    ---------
Total Liabilities ..........................................    12,192.8     11,818.9
                                                               ---------    ---------

Stockholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
   issued and outstanding ..................................         2.5          2.5
Additional paid-in capital .................................       136.9        136.9
Retained earnings ..........................................       413.4        347.9
Accumulated other comprehensive income .....................        14.5         13.2
                                                               ---------    ---------
Stockholder's equity .......................................       567.3        500.5
                                                               ---------    ---------
Total Liabilities & Stockholder's Equity ...................   $12,760.1    $12,319.4
                                                               =========    =========

See notes to unaudited consolidated financial statements


--------------
116 PROSPECTUS                                              FINANCIAL STATEMENTS
--------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                           For the Nine Months Ended
                                                                September 30,
                                                               2000        1999
                                                             ------      ------
                                                                 Unaudited
                                                               (In millions)
Revenues:
Premiums ...............................................     $ 10.1      $  8.7
Net investment income ..................................       35.1        32.9
Realized capital (losses) gains on investments .........       (6.0)       (0.3)
Income from brokerage operations .......................       72.0        38.4
Administrative service fees ............................      194.4       156.0
Other income ...........................................        4.9        12.4
                                                             ------      ------
Total revenues .........................................      310.5       248.1
                                                             ------      ------
Benefits and other deductions:
Policyholder benefits ..................................       13.7        17.0
Amortization of deferred policy acquisition costs ......       59.8        49.4
Amortization of deferred software costs ................        5.4          --
Other operating costs and expenses .....................      164.2       122.5
                                                             ------      ------
Total benefits and other deductions ....................      243.1       188.9
                                                             ------      ------
Income before income taxes .............................       67.4        59.2
Federal income taxes:
Current expense ........................................       (7.2)        5.9
Deferred expense .......................................        9.1         1.0
                                                             ------      ------
Total Federal income taxes .............................        1.9         6.9
                                                             ------      ------
Net income .............................................       65.5        52.3
Other comprehensive income, net of income tax:
Change in unrealized investment (losses) gains .........        1.3       (16.3)
                                                             ------      ------
Comprehensive income ...................................     $ 66.8      $ 36.0
                                                             ======      ======

See notes to unaudited consolidated financial statements


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 117
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                            For the nine      For the twelve
                                                            months ended        months ended
                                                           September 30,        December 31,
                                                                    2000                1999
                                                           -------------      --------------
                                                               Unaudited             Audited
                                                                      (In millions)
Common stock at par value, beginning of year ............     $  2.5               $  2.0
Increase in par value ...................................         --                  0.5
                                                              ------               ------
Common stock at par value, end of year ..................        2.5                  2.5
                                                              ------               ------

Capital in excess of par value, beginning of year .......      136.9                137.4
(Decrease) in capital ...................................         --                 (0.5)
                                                              ------               ------
Capital in excess of par value, end of year .............      136.9                136.9
                                                              ------               ------

Retained earnings, beginning of year ....................      347.9                310.6
Net income ..............................................       65.5                 77.3
Dividends to parent .....................................         --                (40.0)
                                                              ------               ------
Retained earnings, end of year ..........................      413.4                347.9
                                                              ------               ------

Accumulated comprehensive income,
   net of deferred taxes, beginning of year .............       13.2                 19.4
Change in unrealized investment (losses) gains,
   net of deferred taxes ................................        1.3                 (6.2)
                                                              ------               ------
Accumulated comprehensive income,
   net of deferred taxes, end of year ...................       14.5                 13.2
                                                              ------               ------

Total stockholder's equity, end of year .................     $567.3               $500.5
                                                              ======               ======

See notes to unaudited consolidated financial statements.


--------------
118 PROSPECTUS                                              FINANCIAL STATEMENTS
--------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                    For the Nine Months Ended
                                                                           September 30,
                                                                          2000      1999
                                                                        ------    ------
                                                                            Unaudited
                                                                          (In millions)
Operating activities
  Net income ........................................................   $ 65.5    $ 52.3
Adjustments to reconcile net income to net cash provided by operating activities:
    Changes in
      Deferred policy acquisition costs .............................    (39.6)    (46.2)
      Deferred software costs .......................................    (19.2)       --
      Uncollected premiums ..........................................      2.5       2.4
      Amounts receivable from reinsurers ............................     (2.7)    (13.4)
      Investment income due and accrued .............................      0.3      (0.5)
      Other assets ..................................................     (0.1)      0.1
      Accounts receivable ...........................................      6.5       8.6
      Federal income taxes recoverable ..............................    (20.3)       --
      Separate accounts, net ........................................     11.3     (14.8)
      Future policy benefits and policyholder liabilities ...........    (64.8)     36.9
      Payable to parent .............................................    (14.9)      5.7
      Federal income taxes:
        Current .....................................................     (6.8)      9.1
        Deferred ....................................................      8.7      14.1
      Accrued expenses and other liabilities ........................    (49.8)     (1.5)
      Realized losses on investments ................................      6.0       0.3
      Other, net ....................................................     15.1      11.3
                                                                        ------    ------
       Net cash provided by operating activities ....................   (102.3)     64.4
                                                                        ------    ------
Investment activities
  Proceeds from investments sold
    Bonds ...........................................................    271.2     113.5
    Other items, net ................................................      0.1        --
  Investments purchased
    Bonds ...........................................................   (248.1)   (147.6)
    Affiliated mutual funds .........................................    (11.2)    (14.8)
                                                                        ------    ------
      Net cash used by investing activities .........................     12.0     (48.9)
                                                                        ------    ------
Financing activities
  Additions to policyholder contract deposits .......................    127.3      41.1
  Withdrawals from policyholder contract deposits ...................    (70.0)    (48.3)
  Dividend to parent ................................................    (26.7)       --
                                                                        ------    ------
      Net cash provided (used) by financing activities ..............     30.6      (7.2)
                                                                        ------    ------
(Decrease) Increase in cash .........................................    (59.7)      8.3
Cash and cash equivalents, at beginning of year .....................     63.6      18.5
                                                                        ------    ------
Cash and cash equivalents, at end of year ...........................   $  3.9    $ 26.8
                                                                        ======    ======
Supplemental disclosure:
  Federal income taxes paid .........................................   $ 18.5    $ 19.0
                                                                        ======    ======

See notes to unaudited consolidated financial statements.


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 119
                                                                  --------------

NOTES TO UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS -- SEPTEMBER 30, 2000

NOTE 1 -- BASIS OF PRESENTATION


      The information set forth in the consolidated balance sheet and the consolidated statement of changes in stockholder's equity as of September 30, 2000 and the consolidated statement of income and comprehensive income, and the consolidated statement of cash flow for the nine months ended September 30, 2000 and 1999 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position and income of the Guardian Insurance & Annuity Company, Inc. (GIAC) for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. The consolidated balance sheet and the consolidated statement of changes in stockholder's equity as of December 31, 1999 has been audited.


      The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany balances and transactions have been eliminated.

      For further information, refer to the financial statements and footnotes thereto included in GIAC's audited consolidated financial statements for the years ended December 31, 1999 and December 31, 1998.


--------------
120 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

THE GUARDIAN INSURANCE
& ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED BALANCE SHEETS

                                                                    As of December 31,
                                                                  ---------------------
                                                                       1999        1998
                                                                  ---------   ---------
                                                                      (In millions)
Assets:
Bonds, available for sale at fair
   value (cost $572.7 million; $538.6 million, respectively) ..   $   554.8   $   549.0
Affiliated mutual funds .......................................        78.0        42.9
Joint ventures ................................................         0.5         0.4
Policy loans ..................................................        80.1        72.9
Short-term investments ........................................         7.1          --
                                                                  ---------   ---------
Total invested assets .........................................       720.5       665.2
                                                                  ---------   ---------
Cash and cash equivalents .....................................        63.6        18.5
Deferred acquisition costs ....................................       357.5       313.6
Deferred software costs .......................................        11.6          --
Uncollected and unpaid premiums ...............................         3.4         2.1
Amounts receivable from reinsurers ............................        46.5        42.5
Investment income due and accrued .............................         9.9         9.4
Other assets ..................................................         5.1         3.3
Accounts receivable ...........................................        37.5        22.2
Separate account assets .......................................    11,063.8     8,841.7
                                                                  ---------   ---------
Total Assets ..................................................   $12,319.4   $ 9,918.5
                                                                  =========   =========
Liabilities:
Future policy benefits and other policyholder liabilities .....   $   547.9   $   480.0
Due to parent and mutual fund affiliates ......................        69.6        32.2
Current federal income taxes ..................................        18.2        25.8
Deferred federal income taxes .................................       102.8        98.8
Accrued expenses and other liabilities ........................       110.0        47.5
Separate account liabilities ..................................    10,970.4     8,764.8
                                                                  ---------   ---------
Total Liabilities .............................................    11,818.9     9,449.1
                                                                  ---------   ---------
Stockholder's equity:
Common stock, 1999 - $100 par value, 25,000 shares authorized, issued and outstanding; 1998 - $100 par value, 20,000 shares
   authorized, issued and oustanding ..........................         2.5         2.0
Additional paid-in capital ....................................       136.9       137.4
Retained earnings .............................................       347.9       310.6
Accumulated other comprehensive income ........................        13.2        19.4
                                                                  ---------   ---------
Stockholder's equity ..........................................       500.5       469.4
                                                                  ---------   ---------
Total Liabilities & Stockholder's Equity ......................   $12,319.4   $ 9,918.5
                                                                  =========   =========

See notes to consolidated financial statements.


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 121
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                 For the years ended December 31,
                                                 --------------------------------
                                                      1999      1998     1997
                                                    ------    ------   ------
                                                          (In millions)
Revenues:
Premiums ........................................   $ 12.0    $  9.1   $  3.7
Net investment income ...........................     45.4      41.4     38.7
Realized capital (losses) gains on investments ..     (1.7)      2.1      0.9
Income from brokerage operations ................     67.1      39.7     31.1
Administrative service fees .....................    217.1     173.6    130.5
Other income ....................................     17.5      24.0     20.3
                                                    ------    ------   ------
Total revenues ..................................    357.4     289.9    225.2
                                                    ------    ------   ------

Benefits and other deductions:

Policyholder benefits ...........................     21.2      23.7     20.3
Amortization of deferred policy acquisition costs     67.1      55.3     36.6
Amortization of deferred software costs .........      1.8        --       --
Other operating costs and expenses ..............    165.6     105.1     73.3
                                                    ------    ------   ------
Total benefits and other deductions .............    255.7     184.1    130.2
                                                    ------    ------   ------

Income before income taxes ......................    101.7     105.8     95.0

Federal income taxes:
Current expense .................................     12.1      24.4     17.2
Deferred expense ................................     12.3      12.0     16.2
                                                    ------    ------   ------
Total federal income taxes ......................     24.4      36.4     33.4
                                                    ------    ------   ------

Net income ......................................     77.3      69.4     61.6

Other comprehensive income, net of income tax:
Change in unrealized investment (losses) gains ..     (6.2)      3.2     12.6
                                                    ------    ------   ------

Comprehensive income ............................   $ 71.1    $ 72.6   $ 74.2
                                                    ======    ======   ======

See notes to consolidated financial statements


--------------
122 PROSPECTUS                                              FINANCIAL STATEMENTS
--------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                    For the years ended December 31,
                                                    --------------------------------
                                                         1999      1998     1997
                                                       ------    ------   ------
                                                            (In millions)
Common stock at par value, beginning of year .......   $  2.0    $  2.0   $  2.0
Increase in par value ..............................      0.5        --       --
                                                       ------    ------   ------
Common stock at par value, end of year .............      2.5       2.0      2.0
                                                       ------    ------   ------

Capital in excess of par value, beginning of year ..    137.4     137.4    137.4
(Decrease) in capital ..............................     (0.5)       --       --
                                                       ------    ------   ------
Capital in excess of par value, end of year ........    136.9     137.4    137.4
                                                       ------    ------   ------

Retained earnings, beginning of year ...............    310.6     241.2    179.6
Net income .........................................     77.3      69.4     61.6
Dividends to parent ................................    (40.0)       --       --
                                                       ------    ------   ------
Retained earnings, end of year .....................    347.9     310.6    241.2
                                                       ------    ------   ------

Accumulated comprehensive income,
    net of deferred taxes, beginning of year .......     19.4      16.2      3.6
Change in unrealized investment (losses) gains,
    net of deferred taxes ..........................     (6.2)      3.2     12.6
                                                       ------    ------   ------
Accumulated comprehensive income,
    net of deferred taxes, end of year .............     13.2      19.4     16.2
                                                       ------    ------   ------

Total stockholder's equity, end of year ............   $500.5    $469.4   $396.8
                                                       ======    ======   ======

See notes to consolidated financial statements


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 123
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                      For the years ended December 31,
                                                                      --------------------------------
                                                                          1999      1998      1997
                                                                        ------    ------    ------
                                                                              (In millions)
Operating activities
    Net income ......................................................   $ 77.3    $ 69.4    $ 61.6
Adjustments to reconcile net income to net cash provided by operating activities:
      Changes in
       Deferred policy acquisition costs ............................    (43.9)    (46.2)    (45.9)
       Deferred software costs ......................................    (11.6)       --        --
       Uncollected premiums .........................................     (1.3)      2.4       0.5
       Amounts receivable from reinsurers ...........................     (4.0)    (13.4)     24.9
       Investment income due and accrued ............................     (0.5)     (0.5)     (0.3)
       Other assets .................................................     (1.8)      0.1       0.6
       Accounts receivable ..........................................    (15.3)      8.6     (10.4)
       Separate accounts, net .......................................    (16.5)    (14.8)     (5.1)
       Future policy benefits and policyholder liabilities ..........     20.9      21.9     (17.0)
       Payable to parent ............................................     10.7       5.7       8.9
       Federal income taxes:
         Current ....................................................     (7.6)      9.1       6.9
         Deferred ...................................................      4.0      14.1      19.2
       Accrued expenses and other liabilities .......................     62.5      (1.5)    (14.0)
       Realized losses(gains) on investments ........................      1.7      (2.1)     (0.9)
       Other, net ...................................................     (0.7)      1.0      (3.8)
                                                                        ------    ------    ------
         Net cash provided by operating activities ..................     73.9      53.8      25.2
                                                                        ------    ------    ------

Investment activities
    Proceeds from investments sold
       Bonds ........................................................    142.2     280.9     315.4
       Other items, net .............................................       --        --      (1.3)
    Investments purchased
       Bonds ........................................................   (180.1)   (331.7)   (310.5)
       Affiliated mutual funds ......................................    (24.6)     (3.3)    (20.5)
                                                                        ------    ------    ------
         Net cash used by investing activities ......................    (62.5)    (54.1)    (16.9)
                                                                        ------    ------    ------

Financing activities
    Additions to policyholder contract deposits .....................    107.7      54.8      61.7
    Withdrawals from policyholder contract deposits .................    (60.7)    (64.4)    (61.8)
    Dividend to parent ..............................................    (13.3)       --        --
                                                                        ------    ------    ------
         Net cash provided (used) by financing activities ...........     33.7      (9.6)     (0.1)
                                                                        ------    ------    ------
(Decrease) Increase in cash .........................................     45.1      (9.9)      8.2
Cash and cash equivalents, at beginning of year .....................     18.5      28.4      20.2
                                                                        ------    ------    ------
Cash and cash equivalents, at end of year ...........................   $ 63.6    $ 18.5    $ 28.4
                                                                        ======    ======    ======
Supplemental disclosure:
    Federal income taxes paid .......................................   $ 19.7    $ 15.4    $ 10.2
                                                                        ======    ======    ======

See notes to consolidated financial statements.


--------------
124 PROSPECTUS                                              FINANCIAL STATEMENTS
--------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

      The Guardian Insurance & Annuity Company, Inc. (GIAC or the Company) is a wholly owned subsidiary of The Guardian Life Insurance Company of America (The Guardian). The Company, domiciled in the state of Delaware, is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company's primary business is the sale of variable deferred annuity contracts and variable and term life insurance policies. For variable products, other than 401(k) products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Park Avenue Securities, LLP (PAS) or of broker dealer firms that have entered into sales agreements with GIAC. The Company's general agency distribution system is used for the sale of other products and policies.

      PAS, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities Exchange Act of 1934. PAS was established as a broker dealer during 1999 and has assumed the registered representatives formally affiliated with Guardian Investor Services Corporation (GISC).

      GISC, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Adviser's Act of 1940. GISC is the distributor and underwriter for GIAC's variable products, and is the investment advisor to certain mutual funds sponsored by GIAC which are investment options for the variable products.

      The Company has established fourteen insurance separate accounts primarily to support the variable annuity, universal variable life and variable life insurance products it offers. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders. Of these separate accounts the Company maintains two separate accounts whose sole purpose is to fund certain employee benefits plans of The Guardian.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation: The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany balances and transactions have been eliminated.

      Accounting Changes: In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1999. The adoption of SOP 98-1 resulted in $14.9 million of software costs being capitalized. Capitalized internal use software is amortized on a straight-line basis over the estimated useful life of the software.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES:

      Bonds and common stocks are classified as available for sale and carried at estimated fair value, with unrealized appreciation or depreciation recorded net of applicable deferred taxes are included in a separate component of equity, "Accumulated other comprehensive income". The investment portfolio is reviewed for investments that may have experienced a decline in value considered to be other than temporary.

      Joint ventures are carried on the equity basis of accounting.

      Policy loans are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or surrender of the contract.


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 125
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      Securities purchase under agreements to resell and securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased or resold is monitored, and additional collateral is requested, where appropriate, to protect against credit exposure.

      Securities repurchase and resale agreements and securities borrowed and loaned transactions are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

      Realized investment gains, net are computed using the specific identification method. Costs of bonds and stocks are adjusted for impairments considered other than temporary. Allowances for losses on mortgage loans and real estate are netted against asset categories to which they apply and provisions for losses on investments are included in "Realized investment gains, net." Decreases in lower of depreciated cost or fair value less selling costs of investment real estate held for sale are recorded in "Realized investment gains, net."

      Short-term investments are stated at amortized cost and consist primarily of investments with maturities as of purchase date of six months or less. Market values for such investments approximate carrying value.

      Cash and cash equivalents include cash on hand and highly liquid debt instruments purchased with an original maturity of three months or less.

      Deferred Policy Acquisition Costs are costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

      For investment-type products, deferred policy acquisition costs are amortized over the shorter of the expected average life of the contracts or thirty years, as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on actual results and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised.

      For life insurance products, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

      Separate account assets and liabilities are reported at market value, and represent policyholder funds maintained in accounts having specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are generally borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain amounts. The investment results of separate accounts are reflected in separate account liabilities. The amounts provided by the Company to establish separate account investment portfolios (seed money) are included in separate account assets.

      Insurance Revenue and Expense Recognition consists of premiums and benefits. Premiums for term life and certain annuity insurance products are recognized as revenue when due and collected. The reserve for future policy benefits has been provided on a net-level premium method based upon estimated investment yields, mortality, and other assumptions which were appropriate at the time the policies were issued. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

      Revenues for variable life and for individual and group variable annuity products consist of net investment income and cost of insurance, policy administration and surrender charges that have been earned and assessed against policyholder account balances during the period. Policy benefits and claims that are charged to expense include benefits and


--------------
126 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

claims incurred in the period in excess of related policy account balances, maintenance costs and interest credited to policyholder account balances. The policyholder account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      Income Taxes for the Guardian and its life insurance and non-life insurance subsidiaries file a consolidated federal income tax return. Current federal taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax basis of assets and liabilities using enacted income tax rates and laws.

      Reclassifications of certain amounts in prior years have been adjusted to conform to current year presentation.

Note 3 -- Investment Securities

      Market values of bonds and common stocks are based on quoted prices as available. For certain private placement debt securities where quoted market prices are not available, management estimates fair market value by using adjusted market prices for like securities.

      The cost and estimated market values of investments by major investment category as of December 31, 1999 and 1998 are as follows:

                                                                                 December 31, 1999
                                                          ----------------------------------------------------------------
                                                                                   (In millions)
                                                                                  Gross            Gross         Estimated
                                                                 Cost        Unrealized       Unrealized            Market
                                                                Basis             Gains           Losses             Value
                                                          -----------       -----------      -----------       -----------
U.S.  Treasury securities & obligations of U.S.
  government corporations and agencies..............      $      24.5       $       0.2      $       0.7       $      24.0
Obligations of states and political subdivisions....             30.7               0.1              0.5              30.3
Debt securities issued by foreign governments.......              3.8                --              0.1               3.7
Corporate debt securities...........................            513.7               0.5             17.4             496.8
                                                          -----------       -----------      -----------       -----------
  Subtotal..........................................            572.7               0.8             18.7             554.8
Affiliated mutual funds.............................             61.0              17.2              0.2              78.0
                                                          -----------       -----------      -----------       -----------
                                                          $     633.7       $      18.0      $      18.9       $     632.8
                                                          ===========       ===========      ===========       ===========

                                                                                 December 31, 1998
                                                          ----------------------------------------------------------------
                                                                                   (In millions)
                                                                                  Gross            Gross         Estimated
                                                                 Cost        Unrealized       Unrealized            Market
                                                                Basis             Gains           Losses             Value
                                                          -----------       -----------      -----------       -----------
U.S.  Treasury securities & obligations of U.S.
  government corporations and agencies..............      $      28.4       $       1.5      $        --       $      29.9
Obligations of states and political subdivisions....             60.2               1.4               --              61.6
Debt securities issued by foreign governments.......              8.0               0.1               --               8.1
Corporate debt securities...........................            442.0              10.0              2.6             449.4
                                                          -----------       -----------      -----------       -----------
  Subtotal..........................................            538.6              13.0              2.6             549.0
Affiliated mutual funds.............................             36.9               6.6              0.6              42.9
                                                          -----------       -----------      -----------       -----------
                                                          $     575.5       $      19.6      $       3.2       $     591.9
                                                          ===========       ===========      ===========       ===========

      The amortized cost and estimated market value of bonds as of December 31, 1999 and 1998 by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 127
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

                                                                                            As of December 31, 1999
                                                                                      ------------------------------------
                                                                                                                 Estimated
                                                                                        Amortized                   Market
                                                                                             Cost                    Value
                                                                                      -----------              -----------
                                                                                                 (In millions)
Due in one year or less......................................................         $      61.4              $      61.2
Due after one year through five years........................................               296.4                    290.0
Due after five years through ten years.......................................               100.1                     95.5
Due after ten years..........................................................                51.7                     46.7
Sinking fund bonds (including collateralized mortgage obligations)...........                63.1                     61.4
                                                                                      -----------              -----------
                                                                                      $     572.7              $     554.8
                                                                                      ===========              ===========

                                                                                            As of December 31, 1998
                                                                                      ------------------------------------
                                                                                                 (In millions)
                                                                                                                 Estimated
                                                                                        Amortized                   Market
                                                                                             Cost                    Value
                                                                                      -----------              -----------
Due in one year or less......................................................         $      47.5              $      47.7
Due after one year through five years........................................               250.0                    253.2
Due after five years through ten years.......................................               102.5                    107.8
Due after ten years..........................................................                67.6                     68.3
Sinking fund bonds (including collateralized mortgage obligations)...........                71.0                     72.0
                                                                                      -----------              -----------
                                                                                      $     538.6              $     549.0
                                                                                      ===========              ===========

      The major categories of net investment income are summarized as follows:

                                                                                    For the year ended December 31,
                                                                            ----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Fixed maturities.....................................................       $      37.2      $      33.9       $      31.8
Affiliated mutual funds..............................................               1.6              1.5               1.1
Policy loans.........................................................               3.7              3.5               3.4
Short-term investment................................................               2.9              2.3               2.4
Joint venture dividend...............................................               1.3              1.3               1.1
                                                                            -----------      -----------       -----------
                                                                                   46.7             42.5              39.8
Less: Investment expenses............................................               1.3              1.1               1.1
                                                                            -----------      -----------       -----------
Net investment income................................................       $      45.4      $      41.4       $      38.7
                                                                            ===========      ===========       ===========

      Realized gains and losses are based upon specific identification of the investments. The components of gross realized gains and losses for the year ended December 31, 1999, 1998 and 1997 are as follows:

                                                                                    For the year ended December 31,
                                                                            ----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Realized gains from dispositions:
  Bonds..............................................................       $       0.6      $       2.2       $       1.1
  Separate account seed..............................................               0.9               --               0.9
Realized losses from dispositions:
  Bonds..............................................................              (3.1)            (0.1)             (1.1)
  Affiliated mutual funds............................................              (0.1)              --                --
                                                                            -----------      -----------       -----------
Realized gains........................................................      $      (1.7)     $       2.1       $       0.9
                                                                            ===========      ===========       ===========


--------------
128 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The net unrealized holding gains and losses, included in the consolidated balance sheets as a component of comprehensive income and the changes for the corresponding years are summarized as follows:

                                                                                   For the years ended December 31,
                                                                            ----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Balance, beginning of year...........................................       $      19.4      $      16.2       $       3.6
Changes in unrealized investment gains (losses),
  net of deferred taxes, attributable to:
    Bonds............................................................            (20.4)              2.6               4.6
    Affiliated mutual funds..........................................               9.1            (1.8)               7.3
    Separate account seed............................................               5.1              2.4               1.7
    Other............................................................                --               --              (1.0)
                                                                            -----------      -----------       -----------
Balance, end of year.................................................       $      13.2      $      19.4       $      16.2
                                                                            ===========      ===========       ===========

      Currently, comprehensive income for the Company consists of net income and the change in unrealized gains and losses on securities. As of December 31, 1999, 1998 and 1997, the change in unrealized gains and losses before tax was $(12.9), $7.4 and $15.6 and after tax was $(6.2), $3.2 and $12.6, respectively.

      Reclassification adjustments for the period, which include gains on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized holding gains in the period in which they arose, are as follows:

                                                                                   For the years ended December 31,
                                                                            ----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Unrealized holding (losses) gains....................................       $     (14.5)     $       5.7       $      15.6
Less: Reclassification adjustments...................................               1.6              1.7                --
                                                                            -----------      -----------       -----------
Change in unrealized holding (losses) gains..........................       $     (12.9)     $       7.4     $      15.6
                                                                            ===========      ===========       ===========

      Special Deposit assets of $3.7 million and $4.1 million at December 31, 1999 and 1998, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

NOTE 4 -- DEFERRED POLICY ACQUISITION COSTS

      The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, 1999 and 1998 are summarized as follows:

                                                                                              As of December 31,
                                                                                      ------------------------------------
                                                                                             1999                     1998
                                                                                      -----------              -----------
                                                                                                 (In millions)
Balance, beginning of year...................................................         $     313.6              $     267.4
Capitalization of deferrable expenses........................................                93.8                     77.0
Amortization of recoverable DAC balances.....................................               (67.1)                   (55.3)
Interest on DAC..............................................................                21.7                     24.2
Retrospectively applied adjustments..........................................               (4.5)                      0.3
                                                                                      -----------              -----------
Balance, end of year.........................................................         $     357.5              $     313.6
                                                                                      ===========              ===========


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 129
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

NOTE 5 -- POLICYHOLDERS' ACCOUNT BALANCES

      The balances of policyholders' account balances as of and for the years ended December 31, 1999 and 1998 are summarized as follows:

                                                                                              As of December 31,
                                                                                      ------------------------------------
                                                                                             1999                     1998
                                                                                      -----------              -----------
                                                                                                 (In millions)
Individual annuities.........................................................         $   7,617.9              $   6,492.8
Group annuities..............................................................             3,105.7                  2,104.3
Variable life................................................................               713.7                    569.6
Interest-sensitive life contracts............................................                 4.2                      4.5
                                                                                      -----------              -----------
Policyholders' account balances..............................................         $  11,441.5              $   9,171.2
                                                                                      ===========              ===========

      Policyholders' account balances for investment-type contracts represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

NOTE 6 -- FEDERAL INCOME TAXES

      The federal income tax expense in the consolidated statements of earnings is summarized as follows:

                                                                                   For the years ended December 31,
                                                                            ----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Federal income tax expense:
  Current............................................................       $      12.1      $      24.4       $      17.2
  Deferred...........................................................              12.3             12.0              16.2
                                                                            -----------      -----------       -----------
Total................................................................       $      24.4      $      36.4       $      33.4
                                                                            ===========      ===========       ===========

      The federal income taxes attributable to consolidated operations in certain circumstances can be different from the amounts determined by multiplying the earnings from operations before federal income taxes by the expected federal income tax rate of 35%. The sources of the difference and the tax effects of each source are as follows:

                                                                                   For the years ended December 31,
                                                                            ----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Expected taxes on pre-tax income.....................................       $      35.6      $      37.5       $      33.3
Permanent adjustments:
  Dividends received deduction on separate accounts..................             (13.1)              --                --
Reserve on overpayment of 1998 taxes in 1999.........................               1.3               --                --
True-up of tax basis reserves........................................               1.3               --                --
State and local taxes................................................                --             (0.5)              0.1
Foreign tax credit...................................................              (0.3)            (0.3)               --
Other................................................................              (0.4)            (0.3)               --
                                                                            -----------      -----------       -----------
Total tax expense....................................................       $      24.4      $      36.4       $      33.4
                                                                            ===========      ===========       ===========


--------------
130 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The tax effect of temporary differences which give rise to deferred federal income tax assets and liabilities as of December 31, 1999 and 1998, are as follows:

                                                                                              As of December 31,
                                                                                      -------------------------------------
                                                                                             1999                     1998
                                                                                      -----------              -----------
                                                                                                 (In millions)
Deferred tax assets:
Other liabilities............................................................         $      19.5              $      15.7
DAC Proxy....................................................................                13.7                     11.1
Amounts receivable from reinsurer............................................                 0.3                      0.9
Other........................................................................                 3.9                      1.4
                                                                                      -----------              -----------
Total deferred tax assets....................................................                37.4                     29.1

Deferred tax liabilities:
Deferred acquisition costs...................................................         $     125.1              $     109.8
Capitalized software costs...................................................                 4.1                       --
Reserves.....................................................................                 7.7                      6.0
Investments..................................................................                 3.3                     10.3
Other........................................................................                  --                      1.8
                                                                                      -----------              -----------
Total deferred tax liabilities...............................................               140.2                    127.9
                                                                                      -----------              -----------
Net deferred tax liability...................................................         $     102.8              $      98.8
                                                                                      ===========              ===========

      Management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, Management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

NOTE 7 -- REINSURANCE

      The Company has entered into cession and assumption agreements on a coinsurance, modified coinsurance and yearly renewable term basis with affiliated and non-affiliated companies. Ceding reinsurance is used by the Company to limit its risk from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability.

      The Company has assumed and ceded coinsurance and modified coinsurance agreements with affiliated companies. Under these agreements, included in the consolidated statements of income are $0.9 million, $0.9 million and $1.0 million of assumed premiums at December 31, 1999, 1998 and 1997, and $83.1 million, $65.2 million and $43.6 million of ceded premiums at December 31, 1999, 1998 and 1997, respectively.

      The Company terminated, during 1997, an assumption agreement with an unaffiliated company. Under this agreement, included in the consolidated statements of income are $(2.3) million of premiums at December 31, 1997.

NOTE 8 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

      Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts estimated by management.


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 131
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

NOTE 9 -- RELATED PARTY TRANSACTIONS

      The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company's business and for the Company's use of The Guardian's centralized services and agency force. The amounts charged for these services amounted to $141.0 million in 1999, $100.8 million in 1998 and $72.2 million in 1997, and, in the opinion of management, were considered appropriate for the services rendered.

      The Company had an investment in the Guardian Real Estate Account (GREA), which was established in 1987 under Delaware Insurance law as an insurance company separate account. GIAC had contributed capital to GREA to provide for funds and to preserve liquidity. Effective December 19, 1997 GREA was liquidated and, as a result, $6.7 million was returned to GIAC in the form of capital and there was a realized gain recorded of $1.0 million.

      A significant portion of the Company's separate account assets is invested in affiliated mutual funds. Each of these funds has an investment advisory agreement with the Company, except for The Baillie Gifford International Fund, The Baillie Gifford Emerging Markets Fund, The Guardian Baillie Gifford International Fund and The Guardian Baillie Gifford Emerging Markets Fund.

      The separate account assets invested in affiliated mutual funds as of December 31, 1999 and 1998 are as follows (in millions):

                                                                                             1999                     1998
                                                                                      -----------              -----------
The Guardian Stock Fund......................................................         $   4,153.9              $   3,664.9
The Guardian VC500 Index Fund................................................                 1.8                       --
The Guardian VC Allocation Fund..............................................                 0.8                       --
The Guardian High Yield Bond Fund............................................                 0.2                       --
The Guardian Bond Fund.......................................................               320.0                    381.5
The Guardian Cash Fund.......................................................               484.1                    419.5
The Baillie Gifford International Fund.......................................               662.3                    526.4
The Baillie Gifford Emerging Markets Fund....................................                64.6                     34.6
The Guardian Small Cap Stock Fund............................................               130.6                    109.2
The Guardian Park Avenue Fund................................................               621.3                    511.6
The Guardian Park Avenue Small Cap Fund......................................                22.8                     13.2
The Guardian Asset Allocation Fund...........................................                46.0                     39.8
The Guardian Baillie Gifford International Fund..............................                15.5                      9.1
The Guardian Baillie Gifford Emerging Markets Fund...........................                 6.8                      0.8
The Guardian Investment Quality Bond Fund....................................                12.7                      9.3
The Guardian High Yield Bond Fund............................................                 0.8                       --
The Guardian Cash Management Fund............................................               126.4                     57.9
                                                                                      -----------              -----------
                                                                                      $   6,670.6              $   5,777.8
                                                                                      ===========              ===========

      The Company, in agreement with Baillie Gifford Overseas Ltd., has a joint venture company -- Guardian Baillie Gifford Ltd. (GBG) -- that is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment advisor for the Baillie Gifford International Fund (BGIF), the Baillie Gifford Emerging Markets Fund (BGEMF), The Guardian Baillie Gifford International Fund (GBGIF) and The Guardian Baillie Gifford Emerging Markets Fund (GBGEMF). The Funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies.


--------------
132 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The Company maintains investments in affiliated mutual funds. These investments as of December 31, 1999 and 1998 are as follows (in millions):

                                                                                             1999                     1998
                                                                                      -----------              -----------
The Guardian Park Avenue Fund................................................         $       0.1              $       0.1
The Guardian Park Avenue Small Cap Fund......................................                 2.5                      1.8
The Guardian Small Cap Stock Fund............................................                35.2                     26.1
The Guardian Asset Allocation Fund...........................................                 2.8                      2.5
The Guardian Baillie Gifford International Fund..............................                 2.9                      2.1
The Guardian Baillie Gifford Emerging Markets Fund...........................                 1.5                      0.9
The Guardian Investment Quality Bond Fund....................................                 1.6                      1.6
The Guardian High Yield Bond Fund............................................                 1.6                      1.6
The Guardian Cash Management Fund............................................                29.8                      6.2
                                                                                      -----------              -----------
                                                                                      $      78.0              $      42.9
                                                                                      ===========              ===========

NOTE 10 -- STATUTORY EQUITY AND INCOME

      Applicable insurance department regulations require that the Company prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the New York Department of Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefits reserves using different actuarial and interest assumptions, not providing for deferred taxes, and valuing securities on a different basis.

      The following reconciles the consolidated GAAP net income of the Company to statutory net income as reported to the regulatory authorities:

                                                                                   For the years ended December 31,
                                                                            -----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Consolidated GAAPnet income..........................................       $      77.3      $      69.4       $     61.6
Adjustments to restate to statutory basis:
  Statutory net income of subsidiaries...............................               3.3             (4.5)            (4.3)
  Change in deferred policy acquisition costs........................             (45.2)           (43.2)           (41.9)
  Change in deferred software costs..................................              (8.8)              --               --
  Deferred premiums..................................................               0.3              1.5               5.6
  Re-estimation of future policy benefits............................              13.1              9.7               3.3
  Reinsurance........................................................              (3.8)            (4.1)            (12.4)
  Deferred federal income tax expense................................              11.2             11.9              16.2
  Amortization of interest maintenance reserve.......................               0.4              0.3               0.1
  Transfer to interest maintenance reserve...........................               2.4             (1.4)               --
  Other, net.........................................................               2.8              0.9              (0.2)
                                                                            -----------      -----------       -----------
Statutory net income.................................................       $      53.0      $      40.5       $      28.0
                                                                            ===========      ===========       ===========


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 133
                                                                  --------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The following reconciles the consolidated GAAP stockholder's equity of the Company to statutory capital and surplus as reported to the regulatory authorities:

                                                                                          As of December 31,
                                                                            -----------------------------------------------
                                                                                   1999             1998              1997
                                                                            -----------      -----------       -----------
                                                                                             (In millions)
Consolidated GAAPstockholder's equity................................       $     500.5      $     469.4       $     396.8
Add (deduct) cumulative effect of adjustments:
  Deferred policy acquisition costs..................................            (357.5)          (313.6)           (267.4)
  Deferred software costs............................................             (11.6)              --                --
  Elimination of asset valuation reserve.............................             (42.7)           (29.6)            (26.3)
  Re-estimation of future policy benefits............................             (53.4)           (46.9)            (41.3)
  Establishment of deferred income tax liability.....................             102.8             98.8              84.7
  Unrealized gains on investments....................................              19.8            (11.7)             (7.9)
  Other liabilities..................................................              66.7             48.1              33.5
  Deferred premiums..................................................               8.2              7.8               7.0
  Other, net.........................................................               5.4              5.1               3.6
                                                                            -----------      -----------       -----------
Statutory capital and surplus........................................       $     238.2      $     227.4       $     182.7
                                                                            ===========      ===========       ===========


--------------
134 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Guardian Insurance & Annuity Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of The Guardian Insurance & Annuity Company, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for costs of computer software developed or obtained for internal use in 1999.


/s/ PricewaterhouseCoopers LLP

February 14, 2000


                                                                  --------------
FINANCIAL STATEMENTS                                              PROSPECTUS 135
                                                                  --------------

APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

The following tables illustrate how the policies operate. Specifically, they show how the death benefit, net cash surrender value and policy account value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on policies with face amounts of $250,000 for a male insured at Age 40 and shown in the preferred plus classification and also in the preferred classification. Values are first given based on current charges and then based on the policy's higher guaranteed charges. In addition, each illustration is given first for a policy with an Option 1 death benefit and then for a policy with an Option 2 death benefit. These illustrations may assist in the comparison of death benefits, net cash surrender values and policy account values for Park Avenue Life policies with those under other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing a Park Avenue Life policy, particularly if the decision to replace existing coverage is based solely on a comparison of policy illustrations.

Death benefits, net cash surrender values and policy account values will be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6% or 12%, but vary above and below the average over the period; and
(2) policy premiums are paid at other than annual intervals, or if Unscheduled Payments are made. Benefits and values will also be affected by the policyowner's allocation of the unloaned policy account value among the variable investment options and the fixed-rate option. if the actual gross rate of return for all options averages 0%, 6% or 12%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy's performance. Policy loans and other policy transactions, such as skipping policy premiums and partial withdrawals, will also affect results, as will the insured's sex, and premium class.


Death benefits, net cash surrender values and policy account values shown in the tables reflect the fact that: (1) deductions have been made from annual policy premiums for policy premium assessments and premium charges; and (2) monthly deductions are deducted from the policy account value on each monthly date. The net cash surrender values shown in the tables reflect the fact that a surrender charge is deducted upon surrender or lapse during the first 9 policy years. See Deductions and charges. The amounts shown in the illustrations also reflect an average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 0.87% of the average daily net assets of such funds.

The average is based upon actual expenses, after applicable expense reimbursements and fee waivers, incurred during 1999 for all funds, except Guardian VC 500 Index, the expenses of which have been restated to reflect a reduction in the management fee, and the Fidelity portfolio and Janus Aspen Series which will utilize estimates for the first year. In the absence of these arrangements, operating expenses of the various funds, and the average investment adviser fees and expenses used in the following illustrations would have been higher. For an explanation of the expenses see the accompanying fund prospectuses.

Taking account of the charges for mortality and expense risks in the Separate Account and the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at -0.87%, 5.13% and 11.13%, respectively. See Net investment factor.



--------------
136 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

APPENDIX A

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash surrender values and policy account values illustrated. See GIAC's Taxes.

The fourth column of each table shows the amount which would accumulate if an amount equal to the annual policy premium was invested to earn interest, after taxes, of 5% per year, compounded annually. There can be no assurance that a prospective policyowner would be able to earn this return. During the guaranteed premium period, the annual policy premium is $2,532.50 for the preferred plus policy illustrated and $3,045 for the preferred policy illustrated.

GIAC will furnish upon request an illustration reflecting the proposed insured's age, sex, premium class and the face amount or basic scheduled premium requested, but a premium-based illustration must reflect GIAC's current minimum face amount requirement for Park Avenue Life -- which is $100,000.

These illustrations will refer to "net outlay" as the cash flow into or out of the policy. It is equal to the sum of all Policy Premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash.

From time to time, advertisements or sales literature for Park Avenue Life may quote historical performance data of one or more of the underlying funds, and may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with average annual total return of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables, and examples. Any such information is intended to show the policy's investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

GIAC began to offer Park Avenue Life Millennium Series on _________, 2000. As such the policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates (See The variable investment options -- Investment performance of the Funds). The result for any period prior to the policies' being offered would be calculated as if the policies had been offered during that period of time, with all charges assumed to be those applicable to the policies. Thus the illustrations will reflect deductions for each fund's expenses, the charges deducted from premiums, monthly deductions, and any transaction deductions associated with the policy in question.



                                                                  --------------
APPENDICES                                                        PROSPECTUS 137
                                                                  --------------

APPENDIX A

Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 1

                       Basic Scheduled Premium = $2,982.50

      These values reflect CURRENT cost of insurance and other charges Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revene Code.

                                              Assuming Current             Assuming Current              Assuming Current
                                         Charges and 0% Gross Return  Charges and 6% Gross Return  Charges and 12% Gross Return
                               Premiums  ---------------------------  ---------------------------  ----------------------------
   End        Age           Accumulated                 Net                          Net                          Net
    of  Beginning                 at 5%   Policy       Cash      Net   Policy       Cash      Net   Policy       Cash      Net
Policy         of      Net     Interest  Account  Surrender    Death  Account  Surrender    Death  Account  Surrender    Death
  Year       Year   Outlay     Per Year    Value      Value  Benefit    Value      Value  Benefit    Value      Value  Benefit
------  ---------   ------  -----------  -------  ---------  -------  -------  ---------  -------  -------  ---------  -------
     1         40    2,983        3,132    2,006          0  250,000    2,147          0  250,000    2,289          0  250,000
     2         41    2,983        6,420    3,932      1,546  250,000    4,339      1,953  250,000    4,763      2,377  250,000
     3         42    2,983        9,872    5,755      3,668  250,000    6,552      4,465  250,000    7,418      5,330  250,000
     4         43    2,983       13,498    7,498      5,708  250,000    8,810      7,021  250,000   10,295      8,505  250,000
     5         44    2,983       17,304    9,171      7,680  250,000   11,127      9,635  250,000   13,429     11,938  250,000
     6         45    2,983       21,301   10,778      9,585  250,000   13,505     12,312  250,000   16,850     15,657  250,000
     7         46    2,983       25,498   12,296     11,401  250,000   15,925     15,030  250,000   20,565     19,670  250,000
     8         47    2,983       29,904   13,726     13,130  250,000   18,390     17,793  250,000   24,607     24,011  250,000
     9         48    2,983       34,531   15,081     14,783  250,000   20,913     20,615  250,000   29,024     28,726  250,000
    10         49    2,983       39,389   16,344     16,344  250,000   23,480     23,480  250,000   33,840     33,840  250,000
    15         54    2,983       67,576   22,974     22,974  250,000   39,026     39,026  250,000   68,006     68,006  250,000
    20         59    2,983      103,550   28,126     28,126  250,000   58,023     58,023  250,000  125,680    125,680  250,000
    25         64    2,983      149,463   31,553     31,553  250,000   81,151     81,151  250,000  221,741    221,741  375,044
    30         69    2,983      208,062   31,371     31,371  250,000  108,643    108,643  250,000  377,453    377,453  567,644
    35         74    2,983      282,849   22,915     22,915  250,000  140,088    140,088  250,000  625,839    625,839  850,967

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OF LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHEIVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE RECALCULATED BASIC SCHEDULED PREMIUM (ROUNDED TO THE NEAREST DOLLAR) AT ATTAINED AGE 75 WOULD BE $22,753, ASSUMING THE 0% RETURN; $2,983, ASSUMING THE 6% RETURN; AND $2,983, ASSUMING THE 12% RETURN.


--------------
138 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 1

                       Basic Scheduled Premium = $2,982.50

      These values reflect GUARANTEED cost of insurance and other charges Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

                                            Assuming Guaranteed          Assuming Guaranteed          Assuming Guaranteed
                                        Charges and 0% Gross Return  Charges and 6% Gross Return  Charges and 12% Gross Return
                              Premiums  ---------------------------  ---------------------------  ----------------------------
   End        Age          Accumulated                 Net                          Net                          Net
    of  Beginning                at 5%   Policy       Cash      Net   Policy       Cash      Net   Policy       Cash       Net
Policy         of     Net     Interest  Account  Surrender    Death  Account  Surrender    Death  Account  Surrender     Death
  Year       Year  Outlay     Per Year    Value      Value  Benefit    Value      Value  Benefit    Value      Value   Benefit
------  ---------  ------     --------  -------  ---------  -------  -------  ---------  -------  -------  ---------   -------
     1         40   2,983        3,132    2,000          0  250,000    2,141          0  250,000    2,282          0   250,000
     2         41   2,983        6,420    3,498      1,112  250,000    3,890      1,504  250,000    4,299      1,913   250,000
     3         42   2,983        9,872    4,930      2,842  250,000    5,672      3,584  250,000    6,482      4,394   250,000
     4         43   2,983       13,498    6,290      4,501  250,000    7,483      5,693  250,000    8,839      7,049   250,000
     5         44   2,983       17,304    7,581      6,090  250,000    9,324      7,833  250,000   11,391      9,899   250,000
     6         45   2,983       21,301    8,793      7,600  250,000   11,187      9,994  250,000   14,149     12,956   250,000
     7         46   2,983       25,498    9,925      9,030  250,000   13,071     12,176  250,000   17,131     16,236   250,000
     8         47   2,983       29,904   10,972     10,375  250,000   14,971     14,375  250,000   20,358     19,762   250,000
     9         48   2,983       34,531   11,932     11,633  250,000   16,886     16,587  250,000   23,853     23,555   250,000
    10         49   2,983       39,389   12,797     12,797  250,000   18,806     18,806  250,000   27,638     27,638   250,000
    15         54   2,983       67,576   17,136     17,136  250,000   30,180     30,180  250,000   54,175     54,175   250,000
    20         59   2,983      103,550   18,289     18,289  250,000   41,861     41,861  250,000   96,828     96,828   250,000
    25         64   2,983      149,463   12,342     12,342  250,000   50,048     50,048  250,000  165,269    165,269   279,718
    30         69   2,983      208,062        0          0  250,000   48,843     48,843  250,000  269,658    269,658   405,860
    35         74   2,983      282,849        0          0  250,000   24,935     24,935  250,000  422,375    422,375   574,883

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OF LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHEIVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE RECALCULATED BASIC SCHEDULED PREMIUM (ROUNDED TO THE NEAREST DOLLAR) AT ATTAINED AGE 75 WOULD BE $27,030, ASSUMING THE 0% RETURN; $22,379, ASSUMING THE 6% RETURN; AND $2,983, ASSUMING THE 12% RETURN.


                                                                  --------------
APPENDICES                                                        PROSPECTUS 139
                                                                  --------------

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 2

                       Basic Scheduled Premium = $2,982.50

      These values reflect CURRENT cost of insurance and other charges Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

                                              Assuming Current             Assuming Current             Assuming Current
                                        Charges and 0% Gross Return  Charges and 6% Gross Return  Charges and 12% Gross Return
                              Premiums  ---------------------------  ---------------------------  ----------------------------
   End        Age          Accumulated                 Net                          Net                          Net
    of  Beginning                at 5%   Policy       Cash      Net   Policy       Cash      Net   Policy       Cash      Net
Policy         of     Net     Interest  Account  Surrender    Death  Account  Surrender    Death  Account  Surrender    Death
  Year       Year  Outlay     Per Year    Value      Value  Benefit    Value      Value  Benefit    Value      Value  Benefit
------  ---------  ------  -----------  -------  ---------  -------  -------  ---------  -------  -------  ---------  -------
     1         40   2,983        3,132    2,005          0  250,157    2,146          0  250,288    2,288          0  250,418
     2         41   2,983        6,420    3,930      1,544  250,427    4,337      1,951  250,812    4,761      2,375  251,213
     3         42   2,983        9,872    5,751      3,664  250,608    6,547      4,460  251,372    7,412      5,324  252,199
     4         43   2,983       13,498    7,491      5,702  250,685    8,801      7,012  251,953   10,282      8,493  253,380
     5         44   2,983       17,304    9,162      7,671  250,675   11,112      9,620  252,571   13,407     11,915  254,795
     6         45   2,983       21,301   10,766      9,573  250,584   13,482     12,289  253,236   16,812     15,619  256,475
     7         46   2,983       25,498   12,281     11,386  250,399   15,891     14,996  253,934   20,505     19,610  258,435
     8         47   2,983       29,904   13,708     13,111  250,120   18,341     17,745  254,667   24,514     23,918  260,702
     9         48   2,983       34,531   15,060     14,762  250,000   20,846     20,548  255,453   28,886     28,588  263,328
    10         49   2,983       39,389   16,320     16,320  250,000   23,389     23,389  256,288   33,638     33,638  266,341
    15         54   2,983       67,576   22,948     22,948  250,000   38,697     38,697  259,046   66,961     66,961  286,885
    20         59   2,983      103,550   28,101     28,101  250,000   57,214     57,214  260,139  121,687    121,687  323,784
    25         64   2,983      149,463   31,529     31,529  250,000   79,575     79,575  260,950  212,208    212,208  392,057
    30         69   2,983      208,062   31,346     31,346  250,000  105,761    105,761  261,266  361,404    361,404  543,508
    35         74   2,983      282,849   22,890     22,890  250,000  134,718    134,718  261,034  599,959    599,959  815,777

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OF LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHEIVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE RECALCULATED BASIC SCHEDULED PREMIUM (ROUNDED TO THE NEAREST DOLLAR) AT ATTAINED AGE 75 WOULD BE $22,758, ASSUMING THE 0% RETURN; $2,983, ASSUMING THE 6% RETURN; AND $2,983, ASSUMING THE 12% RETURN.


--------------
140 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 2

                       Basic Scheduled Premium = $2,982.50

      These values reflect GUARANTEED cost of insurance and other charges Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

                                              Assuming Guaranteed          Assuming Guaranteed          Assuming Guaranteed
                                         Charges and 0% Gross Return   Charges and 6% Gross Return  Charges and 12% Gross Return
                              Premiums   ---------------------------   ---------------------------  ----------------------------
   End        Age          Accumulated                 Net                            Net                          Net
    of  Beginning                at 5%   Policy       Cash        Net   Policy       Cash      Net   Policy       Cash       Net
Policy         of     Net     Interest  Account  Surrender      Death  Account  Surrender    Death  Account  Surrender     Death
  Year       Year  Outlay     Per Year    Value      Value    Benefit    Value      Value  Benefit    Value      Value   Benefit
------  ---------  ------  -----------  -------  ---------  ---------  -------  ---------  -------  -------  ---------   -------
     1         40   2,983        3,132    1,999          0    250,151    2,140          0  250,282    2,281          0   250,412
     2         41   2,983        6,420    3,494      1,108    250,025    3,885      1,499  250,398    4,293      1,907   250,785
     3         42   2,983        9,872    4,923      2,835    250,000    5,662      3,574  250,523    6,468      4,381   251,296
     4         43   2,983       13,498    6,281      4,491    250,000    7,467      5,678  250,656    8,815      7,026   251,958
     5         44   2,983       17,304    7,569      6,078    250,000    9,301      7,810  250,800   11,353      9,862   252,791
     6         45   2,983       21,301    8,780      7,587    250,000   11,156      9,963  250,953   14,091     12,898   253,810
     7         46   2,983       25,498    9,911      9,016    250,000   13,030     12,135  251,117   17,045     16,150   255,037
     8         47   2,983       29,904   10,958     10,361    250,000   14,918     14,322  251,291   20,234     19,638   256,491
     9         48   2,983       34,531   11,918     11,620    250,000   16,819     16,521  251,476   23,678     23,379   258,198
    10         49   2,983       39,389   12,783     12,783    250,000   18,723     18,723  251,675   27,393     27,393   260,183
    15         54   2,983       67,576   17,123     17,123    250,000   29,979     29,979  250,404   53,080     53,080   273,165
    20         59   2,983      103,550   18,276     18,276    250,000   41,574     41,574  250,000   92,770     92,770   295,201
    25         64   2,983      149,463   12,329     12,329    250,000   49,663     49,663  250,000  151,804    151,804   332,355
    30         69   2,983      208,062        0          0    250,000   48,296     48,296  250,000  240,488    240,488   394,570
    35         74   2,983      282,849        0          0    250,000   24,087     24,087  250,000  375,475    375,475   511,049

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OF LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHEIVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE RECALCULATED BASIC SCHEDULED PREMIUM (ROUNDED TO THE NEAREST DOLLAR) AT ATTAINED AGE 75 WOULD BE $27,030, ASSUMING THE 0% RETURN; $22,545, ASSUMING THE 6% RETURN; AND $2,983, ASSUMING THE 12% RETURN.


                                                                  --------------
APPENDICES                                                        PROSPECTUS 141
                                                                  --------------

APPENDIX B

USES OF LIFE INSURANCE

The following are examples of ways in which the policy can be used to address certain financial objectives, bearing in mind that variable life insurance is not a short-term investment and that its primary purpose is to provide benefits upon the death of the insured.

Family Income Protection

Life insurance may be purchased on the lives of a family's income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchase should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the insured's income.

Estate Protection

Life insurance may be purchased by a trust on the life of a person whose estate will incur federal estate taxes upon his or her death. The amount of insurance purchased should equal the amount of the estimated estate tax liability. Upon the insured's death, the trustee could make the death proceeds available to the estate for the payment of estate taxes.

Education Funding

Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

In the event of the insured's death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Mortgage Protection

Life insurance may be purchased on the life of the person(s) responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

During the insured's lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Key Person Protection

Life insurance may be purchased by a business on the life of a key person in an amount equal to a key person's value, considering salary, benefits, and contribution to business profits. Upon the key person's death, the business can use the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

Business Continuation Protection

Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.


--------------
142 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

APPENDIX B

USES OF LIFE INSURANCE

Retirement Income

Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Deferred Compensation Plans

Life insurance may be purchased to fund a Deferred Compensation Plan, or Selective Incentive Plan, for key employees. A Deferred Compensation Plan, or Selective Incentive Plan, is a written agreement between an employer and an executive. The employer makes an unsecured promise to make future benefit payments to a key executive if the executive meets certain stated requirements.

Under this type of plan, a company purchases a cash value life insurance policy insuring an executive's life to (1) informally fund the promised benefits and
(2) recover its plan costs at the death of the executive. The policy cash values may be used to help pay the promised benefits to the executive. In the event that the executive dies prior to retirement, the policy death benefits can be used to fund survivor benefits.

Split Dollar Plans

Life insurance may be purchased by an employer on the life of an employee under a Split Dollar Plan. In a Split Dollar Plan, the employer advances the executive the premium on a life insurance policy. Both the employer and the executive share the cash value and death benefit under the policy. Generally, the employer has rights to the cash value and death benefit equal to its advances. The balance of the cash value and death benefit belong to the executive.

The executive receives an economic benefit for which he or she must contribute into the plan or pay income tax. The economic benefit is equal to the term value of the death benefit assuming taxation under IRS Revenue Rulings and IRC Section
72. Different results are possible if these or other code sections are applied or amended.

Executive Bonus Plans

Life Insurance may be purchased by an employee with funds provided by his or her employer for that purpose. An Executive Bonus plan involves an employer providing an executive with additional compensation to enable the executive to pay premiums on a life insurance policy. The bonus is tax deductible by the employer and received as taxable income by the executive.

*  *  *  *

Because the policy provides a death benefit and cash surrender value, the policy can be used for various individual and business planning purposes. Purchasing the policy in part for such purposes entails certain risks, particularly if the policy's cash surrender value, as opposed to its death benefit, will be the principal policy feature used for such planning purposes. If Policy Premiums are not paid, the investment performance of the Variable Investment Options to which Policy Account Value is allocated is poorer than anticipated, or insufficient cash surrender value is maintained, then the policy may lapse or may not accumulate sufficient values to fund the purpose for which the policy was purchased. Because the policy is designed to provide benefits on a long-term basis, before purchasing a policy for a specialized purpose, a purchaser should consider whether the long-term nature of the policy is consistent with the purpose for which it is being considered.

Policyowners are urged to consult competent tax advisors about the possible tax consequences of pre-death distributions from any life insurance policy, including Park Avenue Life.


                                                                  --------------
APPENDICES                                                        PROSPECTUS 143
                                                                  --------------

APPENDIX C


ADDITIONAL BENEFITS BY RIDER

Additional benefits are available by riders to the policy. Riders are issued subject to GIAC's standards for classifying risks. GIAC charges premiums for additional benefit riders. These premium amounts are included in the policy premium charged to a Park Avenue Life policyowner, but rider premiums are not allocated to the variable investment options or fixed-rate option under the policy. The benefits provided by, and the charges for, the riders are fully described in the riders and summarized here.

      Waiver of Premium rider -- This rider provides for the waiver of Policy Premiums while the insured is totally disabled. The premium for the Waiver of Premium rider is a rate multiplied by the base policy face amount. The rate is determined at issue, based on the insured's issue age, sex, and premium class, and any substandard class determined for this rider.

      Combined Waiver of Premium rider -- This rider provides for the waiver of premiums upon the death or disability of the applicant or the total disability of the insured. The premium for the Combined Waiver of Premium rider is a rate multiplied by the base policy face amount. The initial rate is determined at issue, based on the insured's issue age, as well as the applicant's age at issue. The rate is in effect until the insured's age 25. At that time, the rate changes and it is based on the insured's issue age and premium class. The premium is part of the premium assessment and is not paid by a monthly deduction.

      Select Security rider -- This rider, used in split dollar cases, is an endorsement that prevents the policyowner from making certain policy changes without the consent of the policyowner's employer. There is no charge for this rider.

      Exchange of Insureds rider -- This rider gives the policyowner the right to exchange the policy for a new one on the life of a subsititure insured. The exercise of this rider will be treated as a taxable exchange for federal income tax purposes. There is no premium for this rider.

      Accidental Death Benefit rider -- This rider provides additional insurance coverage if the insured's death results from accidental bodily injury. The premium for the Accidental Death Benefit rider is a rate multiplied by the rider's face amount. The rate is determined at issue, and depends on the issue age, sex and premium class of the insured. The premium is part of the premium assessment and it is not paid by a monthly deduction.

      Guaranteed Purchase Option -- This rider provides the policyowner the right to purchase additional insurance policies on the insured's life without evidence of insurability on the policy anniversaries nearest certain birthdays of the insured (the "Option Dates") or within specified time periods of qualifying life events ("Alternate Option Dates") provided
      (i) all policy premiums are paid to the applicable Option Date or Alternate Option Date, (ii) written application and evidence of insurability satisfactory to the issuer and the first premium for the new policy are received as set forth in the rider, (iii) if applicable, satisfactory evidence of the qualifying life event accompanies the application. The premium for the Guaranteed Purchase Option rider is a rate multiplied by the Option amount. The rate is determined at issue, and depends on the issue age and premium class of the insured.

      Simplified Insurability Option -- This rider allows the policyowner to purchase additional policies on certain policy anniversaries ("Option Dates") provided: (i) all policy premiums are paid to the applicable Option Date, (ii) written application and evidence of insurability satisfactory to the issuer are received as set forth in the rider, and
      (iii) policy premiums are not being waived under a waiver of premium rider. There is no premium for this rider. It is automatically included with policies to which it is available.



--------------
144 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

APPENDIX C

ADDITIONAL BENEFITS BY RIDER

      Adjustable Renewable Term rider -- This rider provides term insurance to supplement the base policy. By adding this rider to a Park Avenue Life policy, a policyowner can increase the insurance coverage provided by the entire contract. Generally, term insurance is intended to fill a temporary insurance need, and permanent (whole life) insurance such as that provided by the base policy is intended to fill long-term insurance needs. Term insurance is generally more economical for short periods, while permanent insurance is generally more economical over longer periods. If a policyowner has a short-term need for more insurance protection, it may be in his or her interest to supplement a Park Avenue Life policy with this rider. When the need abates, the rider can be terminated without triggering surrender charges. See Adjustable Renewable Term Rider, Decreasing the face amount and Deductions and charges.

GIAC may from time to time discontinue the availability of one or more of these riders, or make other riders available. GIAC agents can provide information about the current availablity of particular riders.


                                                                  --------------
APPENDICES                                                        PROSPECTUS 145
                                                                  --------------

APPENDIX D

REPRESENTATIVE MONTHLY ADMINISTRATIVE EXPENSE CHARGES PER $1,000 OF BASE POLICY FACE AMOUNT

                         Male                                    Female                                   Unisex
  Age        Plus      Preferred   Standard           Plus      Preferred   Standard           Plus      Preferred  Standard
----------------------------------------------------------------------------------------------------------------------------
  25         0.088       0.088       0.113            0.076       0.076       0.098            0.087       0.087      0.110
  30         0.099       0.103       0.119            0.087       0.087       0.111            0.098       0.101      0.118
  35         0.125       0.131       0.150            0.100       0.109       0.129            0.122       0.128      0.147
  40         0.149       0.150       0.175            0.112       0.119       0.146            0.143       0.145      0.171
  45         0.149       0.168       0.187            0.128       0.132       0.167            0.146       0.163      0.183
  50         0.175       0.192       0.219            0.165       0.167       0.179            0.173       0.188      0.213
  55         0.188       0.225       0.234            0.187       0.189       0.189            0.188       0.220      0.228
  60         0.200       0.225       0.250            0.188       0.192       0.198            0.198       0.220      0.243
  65         0.225       0.225       0.250            0.196       0.199       0.199            0.221       0.221      0.243


--------------
146 PROSPECTUS                                                  PARK AVENUE LIFE
--------------

APPENDIX E

VARIABLE WHOLE LIFE INSURANCE WITH MODIFIED SCHEDULED PREMIUMS

REPRESENTATIVE FIRST YEAR SURRENDER CHARGE RATES PER $1,000 OF BASE POLICY FACE AMOUNT

                          Male                                    Female                                   Unisex
  Age         Plus      Preferred    Standard           Plus     Preferred   Standard            Plus     Preferred   Standard
------------------------------------------------------------------------------------------------------------------------------
  25           6.264       6.489       9.135            4.986       5.166       6.525            6.012       6.228       8.586
  30           7.335       7.614      10.881            5.778       5.976       8.262            7.020       7.290      10.206
  35           8.829       9.180      13.338            6.786       7.308      10.404            8.424       8.757      12.789
  40          10.737      11.169      17.082            8.046       9.099      13.302           10.197      10.881      16.560
  45          13.059      14.130      22.356            9.612      11.466      16.839           12.366      13.752      21.591
  50          16.290      17.721      18.710           11.979      14.418      21.267           15.354      17.253      27.684
  55          20.475      22.590      37.287           15.156      18.117      27.054           19.188      21.951      35.883
  60          25.983      28.431      47.187           19.395      23.130      34.209           24.192      27.666      45.378
  65          32.868      39.771      51.797           24.903      29.682      42.651           30.582      38.322      51.270


                                                                  --------------
APPENDICES                                                        PROSPECTUS 147
                                                                  --------------

                                     PART II

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484

     Under Article VIII of GIAC's By-Laws, as supplemented by Section 3.2 of GIAC's Certificate of Incorporation, any past or present director or officer of GIAC (including persons who serve at GIAC's request or for its benefit as directors or officers of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise [hereinafter referred to as a "Covered Person"]) is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by such Covered Person in connection with any action, suit or proceeding to which such Covered Person may be a party or otherwise involved by reason of being or having been a Covered Person. However, this provision does not protect a Covered Person against any liability to either GIAC or its stockholder to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Covered Person's office. This provision does protect a director of GIAC against any liability to GIAC or its stockholder for monetary damages or for breach of fiduciary duty as a director of GIAC, except for liability (i) for any breach of the director's duty of loyalty to GIAC or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                      REPRESENTATION PURSUANT TO SECTION 26

GIAC hereby presents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-reference to items required by Form N-8B-2.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation pursuant to Section 26 of The Investment Company Act of 1940.

     The signatures.


     Written consents of the following persons:
     Richard T. Potter, Jr., Esq.
     Charles G. Fisher
     PricewaterhouseCoopers LLP


----------

     The following exhibits:


     1.A   (1)       Resolution of the Board of Directors of The Guardian
                     Insurance & Annuity Company, Inc. establishing The
                     Guardian Separate Account K. (1)
           (2)       Not Applicable.
           (3)(a),
           (b), (c),
           (d) and
           (e)       Distribution Agreements.
           (4)       Not Applicable.
           (5)       Specimen of the Modified Scheduled Premium Variable Whole
                     Life Insurance Policy.
           (6)(a)    Certificate of Incorporation of The Guardian Insurance &
                     Annuity Company, Inc. (1)
           (6)(b)    By-laws of The Guardian Insurance & Annuity Company, Inc.
           (7)       Not Applicable. (1)
           (8)       Amended and Restated Agreement for Services and
                     Reimbursement Therefor between The Guardian Life Insurance
                     Company of America and The Guardian Insurance & Annuity
                     Company, Inc. (1)
           (9)       Not Applicable.
           (10)      Form of Application for the Modified Scheduled Premium
                     Variable Whole Life Policy. (1)
           (11)      Memorandum on the Policy's Issuance, Transfer and
                     Redemption Procedures and on the Method of Computing Cash
                     Adjustments upon Exchange of the Policy.

     2.    See Exhibit 1.A(5).
     3. (a)Opinion of Sheri L. Kocen, Esq.
     4.    None.
     5.    Not Applicable.
     6.    Opinion and Consent of Charles G. Fisher, F.S.A.
     7.    Consent of PricewaterhouseCoopers LLP
     8. Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc. (1)

----------
(1) Incorporated by reference to the Registration Statement on Form S-6 (file no. 333-43682) as initially filed on August 14, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Guardian Separate Account K, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 13th day of December, 2000.



                                  THE GUARDIAN SEPARATE ACCOUNT K
                                        (Name of Registrant)


                                  THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                                               (Name of Depositor)


                              By:    /s/ Bruce C. Long
                                 -------------------------------------
                                       Bruce C. Long
                                       Executive Vice President, Equity Products


     Attest:   /s/ Sheri L. Kocen
            ---------------------------------
                SHERI L. KOCEN

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.


      /s/ Joseph D. Sargent*          President, Chief Executive Officer
-----------------------------------   and Director
         Joseph D. Sargent
   (Principal Executive Officer)


       /s/ Frank J. Jones*            Executive Vice President, Chief Investment
-----------------------------------   Officer and Director
          Frank J. Jones
   (Principal Financial Officer)


       /s/ Edward K. Kane*            Executive Vice President
-----------------------------------   and Director
          Edward K. Kane


        /s/ Frank L. Pepe             Vice President and Controller
-----------------------------------
           Frank L. Pepe
  (Principal Accounting Officer)


       /s/ Bruce C. Long              Director
-----------------------------------
          Bruce C. Long


      /s/ Philip H. Dutter*           Director
-----------------------------------
         Philip H. Dutter


      /s/ Arthur V. Ferrara*          Director
-----------------------------------
         Arthur V. Ferrara


         /s/ Leo R. Futia*            Director
-----------------------------------
           Leo R. Futia


     /s/ Peter L. Hutchings*          Director
-----------------------------------
        Peter L. Hutchings



*By:    /s/ Bruce C. Long                               Date: December 13, 2000
      ---------------------------------
            Bruce C. Long
 Executive Vice President, Equity Products
      Pursuant to Power of Attorney

                         THE GUARDIAN SEPARATE ACCOUNT K

                                  EXHIBIT INDEX

Exhibit
Number                       Description                                   Page*


1. A(3)(a)(b)  Forms of Distribution Agreements.
   and (c)(d)
   and (e)
1. A(5) Specimen of the Modified Scheduled Premium Variable Whole Life Insurance Policy.

1. A(11)       Memorandum on the Policy's Issuance, Transfer and
               Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy.

3.(a)          Opinion of Sheri L. Kocen, Esq.
6.             Opinion and Consent of Charles G. Fisher, F.S.A.
7.             Consent of PricewaterhouseCoopers LLP